SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated November 30, 2005

                           Commission File No. 1-14838

                              -------------------

                                     Rhodia
                              (Name of Registrant)

                         Immeuble Coeur Defense, Tour A
                        110, Esplanade Charles de Gaulle
                            Courbevoie 92400 France
                    (Address of Principal Executive Offices)

                                 --------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: An unofficial translation of selected portions of Rhodia's French
           Actualisation filed with the French Autorite des marches financiers
           (AMF) on November 21, 20005 and other recent information "Recent Developments Concerning French Corporate Law" and "Reconciliation to U.S. GAAP and New U.S. Accounting Standards (Unaudited) - June 30, 2005".

                        Unofficial translation from the French language original


                        [RHODIA LOGO] [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                    UPDATE TO THE 2004 REGISTRATION DOCUMENT
--------------------------------------------------------------------------------

This update was filed with the French Autorite des marches financiers (AMF) on November 21, 2005, in accordance with the provisions of Title I of Book II of the AMF's General Regulations. It is an update to the registration document filed under number D. 05-0271 on March 24, 2005 (the "Registration Document") and the update filed on May 19, 2005, under number D. 05-0271-A01.

This update consists of the following chapters:

     1.   Individual responsible for updating the registration document
          [omitted].

     2. Attestation of the individual responsible for updating the registration document [omitted].

     3.   Individual responsible for auditing the financial statements
          [omitted].

     4.   Financial information on June 30, 2005.

     5.   Press releases since May 19, 2005 [omitted].

     6.   Additional information.

     7.   Risk factors.

     8.   Financial outlook.

     9.   Rhodia's medium-term strategy.

     10.  Concordance and reference table [omitted].

The registration document and its updates may be used in support of a financial transaction only if they are accompanied by a prospectus approved by the Autorite des marches financiers.




        Copies of the registration document and its updates are available
          (in French) from Rhodia, Immeuble Coeur Defense, Tour A, 110
                 Esplanade Charles de Gaulle, Courbevoie 92400,
                     at the Rhodia web site: www.rhodia.com
                   and at the AMF web site www.amf-france.org

                                TABLE OF CONTENTS



1.         [OMITTED]...........................................................4

2.         [OMITTED]...........................................................4

3.         [OMITTED]...........................................................4

4.         FINANCIAL INFORMATION AS OF JUNE 30, 2005...........................4

   4.1     ANNUAL REPORT.......................................................4
      4.1.1      Basis for preparing the consolidated financial statements
                 for the six-month period ended on June 30, 2005...............4
      4.1.2      Key elements of sales and profits for the first
                 half of 2005..................................................8
      4.1.3      Sales.........................................................9
      4.1.4      Operating expenses...........................................14
      4.1.5      Income/(loss) from operations................................15
      4.1.6      Net financial expense........................................21
      4.1.7      Income tax expense...........................................22
      4.1.8      Share of profits of equity-accounted companies...............22
      4.1.9      Loss from discontinued activities............................22
      4.1.10     Minority interests...........................................23
      4.1.11     Net loss.....................................................24
      4.1.12     Liquidity and capital resources..............................24
      4.1.13     Consolidated cash flow.......................................28
      4.1.14     Consolidated balance sheet...................................30
      4.1.15     Events occurring after the financial statements were
                 closed on June 30, 2005......................................31
      4.1.16     Net loss of the parent company...............................31
   4.2     [OMITTED]..........................................................32
   4.3     CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005..............33

5.         [OMITTED]..........................................................77

6.         ADDITIONAL INFORMATION.............................................77

   6.1     DOCUMENTS ACCESSIBLE TO THE PUBLIC.................................77
   6.2     SIGNIFICANT CONTRACTS..............................................77
   6.3     PROPERTY, PLANTS AND EQUIPMENT.....................................78
      6.3.1      Significant or planned tangible assets.......................78
      6.3.2      Environmental constraints that could influence
                 the use of these tangible assets by the issuer...............78
   6.4     SUPPLEMENTAL FINANCIAL INFORMATION.................................78
      6.4.1      Pro forma indicators used....................................78
      6.4.2      Selected financial information...............................78
      6.4.3      Sale of receivables..........................................81
      6.4.4      Refinancing Facilities Agreement.............................81
      6.4.5      Securitization program.......................................82
      6.4.6      Quarterly data for 2004 and 2005 by enterprise...............82
   6.5     CAPITAL IMPROVEMENTS...............................................85
   6.6     SIGNIFICANT CHANGES AND TRENDS.....................................86
   6.7     CORPORATE GOVERNANCE...............................................86
      6.7.1      Changes in the makeup of the Board of Directors
                 - Appointments and renewals..................................86
      6.7.2      Information concerning the directors.........................87
      6.7.3      Reduction of the directors' terms of office..................91
      6.7.4      Independence of the directors................................92
      6.7.5      Management expertise and experience of the members
                 of the Board of Directors....................................92
      6.7.6      The Board of Directors Study Committees......................92

      6.7.7      Amounts set up as provisions or recognized for the
                 purposes of paying pensions, retirement commitments
                 or other benefits............................................93
      6.7.8      Service contracts providing for the granting
                 of future benefits...........................................93
      6.7.9      Transactions on shares of Rhodia's management................93
   6.8     GENERAL INFORMATION CONCERNING THE COMPANY AND ITS CAPITAL.........93
      6.8.1      Name and corporate headquarters..............................93
      6.8.2      Acquisition by the Company of its own shares.................94
      6.8.3      Shares and securities giving access to a stake
                 in the capital...............................................94
      6.8.4      Statement of authorizations and uses.........................96
      6.8.5      Distribution of the capital and voting rights................96
      6.8.6      Dividends paid by Rhodia SA..................................99
   6.9     THE COMPANY'S FINANCIAL INSTRUMENTS MARKET.........................99
   6.10    PLEDGES, GUARANTEES AND SECURITY INTERESTS.........................99
   6.11    LITIGATION........................................................100
      6.11.1     AMF Administrative Procedures and Corporate
                 Litigation..................................................100
      6.11.2     Commercial Litigation.......................................101
   6.12    ARTICLES OF INCORPORATION AND BYLAWS..............................102
   6.13    PARENT-SUBSIDIARY RELATIONS.......................................102

7.         RISK FACTORS......................................................104

   7.1     RISKS RELATING TO RHODIA'S BUSINESS ACTIVITIES....................104
   7.2     RISKS RELATING TO RHODIA'S INDEBTEDNESS...........................115
   7.3     RISKS RELATED TO THE SHARES AND TO THE ADSS.......................121

8.         FINANCIAL OUTLOOK.................................................124

   8.1     ASSUMPTIONS RELATED TO THE FINANCIAL OUTLOOK......................124
   8.2     [OMITTED].........................................................126

9.         RHODIA'S MEDIUM-TERM STRATEGY.....................................127

10.        [OMITTED].........................................................128

--------------------------------------------------------------------------------
1. [OMITTED]

2. [OMITTED]

3. [OMITTED]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4. FINANCIAL INFORMATION AS OF JUNE 30, 2005
--------------------------------------------------------------------------------

4.1      Annual Report

4.1.1 Basis for preparing the consolidated financial statements for the six-month period ended on June 30, 2005


As required by European Commission Regulation 1606/2002 of July 19, 2002 on international accounting standards, the consolidated financial statements of the Group for the fiscal year ending December 31, 2005 will be prepared using the international accounting standards, IAS/IFRS, as adopted by the European Union on December 31, 2005.

In accordance with the recommendation of the CESR (Committee of European Securities Regulators) of December 30, 2003, concerning financial reporting during the transition period to the IFRS standards, in Article 221-5 of the general regulations of the AMF (Autorite des marches financiers) and the AMF's announcement dated June 27, 2005, Rhodia opted to produce interim financial statements presented in accordance with the presentation and information rules applicable in France (CNC (conseil national de la comptabilite - French National Institute of Accountants) recommendation 99-R01) but which were prepared according to the accounting and valuation principles of the IFRS standards in effect on June 30, 2005, and applicable to fiscal year 2005 as adopted by the European Union on June 30, 2005. Accordingly, the notes to the semi-annual financial statements do not include all the information required by the IFRS standards for notes to annual financial statements and interim financial statements.

Changes in standards and interpretations and their adoption by the European Union during the second half of 2005 could result in a modification of the 2004 IFRS information and of the semi-annual consolidated financial statements for the six months ended June 30, 2005, when the Company publishes its annual financial statements for the year ended December 31, 2005 and its semi-annual financial statements for the six months ended June 30, 2006.

For purposes of comparison, Rhodia has restated the financial data for the six-month period ended June 30, 2004, in accordance with IFRS.

Organization of the enterprises on June 30, 2005

Following the creation of the Novecare business, which consolidated the former Phosphorous, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII) enterprises, on January 1, 2005, Rhodia moved from an operational organization made up of nine enterprises to an organization composed of the following eight enterprises:

          o Novecare, the former Phosphorous, Phosphates and Foods (PPF) and Home, Personal Care and Industrial Ingredients (HPCII) enterprises,

          o Silcea, the former Rare Earths, Silicones and Silica Systems enterprise (RE3S),

          o Coatis, the former Performance Products for Multifunctional Coatings (PPMC) enterprise,

          o    Polyamide,

          o    Acetow,

          o    Eco Services,

          o Organics, the former Perfumery, Performance & Agrochemicals (PPA) enterprise, and

          o    Rhodia Pharma Solutions (RPS).

The following chart reflects the new operational organization.

The Group's simplified functional organizational chart

                                       Board of Directors

                                            Executive
                                           Management
             ENTERPRISES                    Committee                   ZONES
---------------------------------------------------------------------------------------------------
                                         SUPPORT FUNCTIONS

    NOVECARE                POLYAMIDE                              North America      Latin America

     SILCEA                  ACETOW                                                   Asia Pacific

     COATIS              ECO SERVICES

  RHODIA PHARMA
 SOLUTIONS (RPS)           ORGANICS


Cautionary Note About Forward-Looking Statements

This section may contain information that is not historically factual, including, without limitation, certain statements concerning future earnings and other future events.

Certain of the statements contained in this private placement memorandum and the documents incorporated by reference herein that are not historical facts are statements of future expectations and other forward looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "is expected to", "will", "will continue", "should", "would be", "seeks", "intends", "plans", "estimates" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements.

Factors that could cause such differences in actual results include:

          o changes in the competitive and regulatory framework in which Rhodia operates, in particular increased competition in the specialty chemicals industry;

          o changes in raw material prices, in particular the price of oil and its by-products;

          o changes in interest rates, or exchange rates for currencies other than the euro, primarily the U.S. dollar and the Brazilian real;

          o Rhodia's ability to successfully conclude divestitures and restructuring transactions on a timely basis and on terms that are commercially acceptable;

          o Rhodia's ability to introduce new products and to continue to develop production processes;

          o    customers and market concentration;

          o risks and uncertainties involved with doing business in numerous countries that may be exposed to, or may have recently experienced economic or governmental instability;

          o    changes in economic or technological trends;

          o potential environmental claims, costs, liabilities and other obligations;

          o whether Rhodia is successful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol; it is noted that the CDM processes and markets are new and are subject to risks, some of which may not yet be known; and

          o general competitive and market factors on a global, regional and/or national scale.

4.1.2    Key elements of sales and profits for the first half of 2005

Rhodia's consolidated sales of products for the first six months of 2005 increased 9.8% to reach (euro)2,705 million compared with (euro)2,464 million during the first six months of 2004. Services and other revenues for the first six months of 2005 were (euro)248 million compared with (euro)238 million during the first six months of 2004. Loss from operations remained stable, with a loss of (euro)15 million for the first half of 2004 and a loss of (euro)14 million for the first half of 2005.

Nine main factors affected the profits from the Group's operations during the first half of 2005. These factors affected the performance of the Group's eight enterprises to varying degrees:

          o Changes in the scope of continuing operations led to a 0.9% increase in sales and an (euro)8.4 million decrease in income
               (loss) from operations.

          o The depreciation of the euro compared to the other currencies, particularly compared to the dollar, had a positive impact of 0.1% on sales and of (euro)1.6 million on income (loss) from operations.

          o The increase in demand created an increase in volume in most of the market segments. This increase in volume boosted the income
               (loss) from operations by (euro)36.2 million.

          o The price increase policy was particularly effective during the first half of 2005. This had a positive effect on income (loss) from operations of (euro)188.4 million.

          o The increase in raw material prices, particularly petrochemicals, had a negative impact on the income (loss) from operations of
               (euro)174.1 million.

          o    The initial effects of the productivity plan increased the income
               (loss) from operations by (euro)66 million, offset by the impact of inflation on the Group's fixed expenses of (euro)37 million (particularly the salary increases during the first half of 2005 because of the salary freeze for the first half of 2004) and by non-recurring items totaling (euro)26 million (consisting primarily of project costs).

          o The decrease in restructuring costs tied to the phasing of the productivity plan had a positive impact of (euro)48.7 million on the income (loss) from operations.

          o The increase in depreciation allowances for the period had a negative impact of (euro)74 million on the income (loss) from operations. This change reflects the effects of the revised development outlook for the activity of Rhodia Pharma Solutions' prescription health CGU (cash generating unit) because of:

               o the unfavorable change in the economic performance of this activity during the first half of 2005, and

               o the downward revision of growth projections for the pharmaceutical subcontracting market affected by the stricter conditions for releasing new drugs on the market, which resulted in an impairment of (euro)97 million for the tangible assets of the Company's prescription health CGU.

          o Other operating income/(expense) had a negative impact on the income (loss) from operations of (euro)20.5 million.

The net losses (Group share) for the first half of 2005 reached (euro)269 million compared with (euro)37 million during the first half of 2004 due in particular to the non-recurrence of the effects of the 2004 asset divestment program.

4.1.3    Sales(1)

Rhodia's consolidated sales-products grew 9.8% to reach (euro)2,705 million during the first six months of 2005 compared with (euro)2,464 million for the first six months of 2004, primarily because of the increase in Polyamide sales and, to a lesser extent, those of Silcea and Coatis.

The increase in sale prices is the factor that had the biggest impact on sales, with an effect of close to (euro)200 million, or a positive impact of 8.1%, for the first half of 2005 compared to the first half of 2004. Additionally, the change in continued activities and in volumes had a positive impact on the first half of 2005 of (euro)22 million and (euro)15.5 million, respectively, compared with the first half of 2004.

Analysis of sales-products by enterprise

The table below presents an analysis of the change in consolidated sales-products by enterprise for the six-month periods ended June 30, 2004 and June 30, 2005.



-------------------

(1) See note C1 page 15 of the update filed with the Autorite des marches financiers on May 19, 2005, under number D. 05-0271-A01.


                                      Sales for                                                           Sales for
                                       the six                                                             the six
                                     months ended                                                        months ended
      Change in sales-products         June 30,                     Currency                               June 30,
       (in millions of euros)            2004      Structure(2)    Conversion     Volume     Sale price      2005
----------------------------------------------------------------------------------------------------------------------
Novecare                                 458          (4.3)          (12.6)       (12.7)        35.6         464
                                                      (0.9)%         (2.8)%       (2.8)%        7.8%         1.3%
----------------------------------------------------------------------------------------------------------------------
Silcea                                   378          (3.2)          (2.1)         22.6         9.8          405
                                                      (0.9)%         (0.6)%        6.0%         2.6%         7.1%
----------------------------------------------------------------------------------------------------------------------
Coatis                                   322           10.5           4.6          11.6         32.2         381
                                                       3.3%           1.4%         3.6%        10.0%        18.3%
----------------------------------------------------------------------------------------------------------------------
Polyamide                                733           7.6            23.8         11.0        117.6         893
                                                       1.0%           3.2%         1.5%        16.0%        21.8%
----------------------------------------------------------------------------------------------------------------------
Acetow                                   194           8.6            0.9           1.3        (7.9)         197
                                                       4.4%           0.5%         0.7%        (4.1)%        1.5%
----------------------------------------------------------------------------------------------------------------------
Eco Services                             103           0.0           (4.7)          1.3         2.4          102
                                                       0.0%          (4.6)%        1.3%         2.4%        (1.0)%
----------------------------------------------------------------------------------------------------------------------
Organics                                 172           4.0           (2.2)         (5.1)        8.4          177
                                                       2.3%          (1.3)%       (3.0)%        4.9%         2.9%
----------------------------------------------------------------------------------------------------------------------
RPS                                      122          (2.9)          (1.5)        (10.0)       (1.6)         106
                                                      (2.4)%         (1.2)%       (8.2)%       (1.3)%      (13.1)%
----------------------------------------------------------------------------------------------------------------------
Other (1)                                (18)          1.7           (2.5)         (4.5)        3.3          (20)
----------------------------------------------------------------------------------------------------------------------
TOTAL                                   2,464          22.0           3.7          15.5        199.8        2,705
                                                       0.9%           0.1%         0.6%         8.1%         9.8%
----------------------------------------------------------------------------------------------------------------------

(1) Includes other activities, sales on behalf of third parties and elimination of inter-company sales.
(2) Presents the impact of variations in the scope of Rhodia's activities which are not classified as "discontinued activities" and the reclassifications of inter-company activities.

The following table shows the net consolidated sales and their breakdown by enterprise for the six-month periods ended June 30, 2004 and June 30, 2005.

                                                              Six Months Ended
                                                                  June 30,
                                                             -------------------
                                                              2004        2005
                                                             ------     --------
Rhodia consolidated sales-products (in millions of euros)    2,464       2,705
--------------------------------------------------------------------------------
Net contributions to sales by enterprise (as a %):
Novecare..................................................   18.6%       17.2%
Silcea....................................................   15.3%       15.0%
Coatis....................................................   13.1%       14.1%
Polyamide.................................................   29.7%       33.0%
Acetow....................................................   7.9%         7.3%
Eco Services..............................................   4.2%         3.8%
Organics..................................................   7.0%         6.5%
RPS ......................................................   5.0%         3.9%
Other (1) ................................................  (0.7)%        (0.7)%
Total ....................................................   100%         100%
--------------------------------------------------------------------------------

(1) Includes other business lines, sales for the enterprise outside the Group and the elimination of inter-company sales.

Novecare

Novecare sales-products grew by (euro)6 million, or 1.3%, to reach (euro)464 million during the first half of 2005 compared with (euro)458 million for the first half of 2004, due to the performances of the "home and personal care business," despite a slight decline in phosphorous derivatives (for the second quarter in particular).

The increase in Novecare sales-products is due primarily to the change in sale prices, which had a positive impact of (euro)35.6 million, or 7.8%, for the first half of 2005 compared with the first half of 2004.

However, the unfavorable variations in exchange rates and the reduction in sales volumes had a negative impact of (euro)12.6 million, or 2.8%, and (euro)12.7 million, or 2.8%, respectively, compared with the first half of 2004. The increase in volumes in the Company's Industrial and Agricultural segments during the first half of 2005 did not offset the slowdown in volumes in phosphorous derivatives during the second quarter.

Silcea

Buoyed by good growth in silicone sales-products despite "silica and rare earth" markets that remained relatively stable, Silcea sales-products grew by (euro)27 million, or 7.1%, amounting for the first half of 2005 to (euro)405 million compared with (euro)378 million for the first half of 2004.

The increase in Silcea sales-products is due in large part to the changes in sales volumes totaling (euro)22.6 million and the increase in prices amounting to (euro)9.8 million for the first half of 2005 compared with the first half of 2004.

Furthermore, the variations in exchange rates as well as in the scope of continuing operations had a negative impact of (euro)2.1 million and (euro)3.2 million, respectively, in the first half of 2005.

Coatis

Coatis sales-products increased by (euro)59 million, or 18.3%, to reach
(euro)381 million during the first half of 2005 compared with (euro)322 million during the first half of 2004. The increase was due to various factors such as the strong performance of solvents and decorative paints, which offset a difficult market in industrial paints.

Sales-products benefited from:

          o an increase in sale prices, primarily in solvents, which had a positive impact of (euro)32.2 million, or 10%, for the first half of 2005;

          o growing volumes having a positive impact of (euro)11.6 million, or 3.6%, with good performances of the TDI (toluene di-isocyanate) production plant despite a shutdown of the Pont de Claix site during the second quarter of 2005; and

          o other factors such as the scope of continuing operations and the variations in exchange rates had a positive impact of (euro)10.5 million, or 3.3%, and (euro)4.6 million, or 1.4%, respectively, in the first half of 2005 compared with the first half of 2004.

Polyamide

Polyamide sales-products grew (euro)160 million, or 21.8%, to reach (euro)893 million during the first half of 2005, compared with (euro)733 million during the first half of 2004.

This increase results primarily from an overall increase in sale prices that had a positive impact of (euro)117.6 million, or 16.0%, on the first half of 2005 compared with the first half of 2004, in order to reflect the increase in the price of raw materials. This result is all the more significant since competition has intensified in the adipic acid market for which a new competing production plant was opened in China during the first half of the year.

Variations in exchange rates, increases in sales volumes and changes in the scope of continuing operations also had a positive impact of (euro)23.8 million, or 3.2%, (euro)11.0 million, or 1.5%, and (euro)7.6 million, or 1.0%, respectively, in the first half of 2005 compared with the first half of 2004.

Acetow

Acetow sales-products increased by (euro)3 million, or 1.5%, totaling (euro)197 million for the first half of 2005 compared with (euro)194 million for the first half of 2004.

Changes in the scope of continued activities, sales volumes and the variations in exchange rates had a positive impact of (euro)8.6 million, or 4.4%, (euro)1.3 million, or 0.7%, and (euro)0.9 million, or 0.5%, respectively, for the first half of 2005 compared with the first half of 2004.

However, the decreases in sale prices offset these positive factors with a negative impact of (euro)7.9 million, or 4.1%, for the first half of 2005 compared with the first half of 2004, as the increase in sale prices in U.S. dollars was not sufficient to offset a negative change in exchange rates.

Eco Services

Eco Services sales-products were down (euro)1 million, or 1.0%, dropping from
(euro)103 million for the first half of 2004 to (euro)102 million for the first half of 2005.

Variations in exchange rates had a negative impact of (euro)4.7 million, or 4.6%, while sale prices had a positive impact of (euro)2.4 million, or 2.4%, on the first half of 2005. Finally, volumes grew during the six-month period with a positive impact of (euro)1.3 million, or 1.3%, on the first half of 2005.

Organics

Organics sales-products increased by (euro)5 million, or 2.9%, to reach
(euro)177 million for the first half of 2005 compared with (euro)172 million for the first half of 2004.

Changes in the scope of continuing operations and increases in sale prices had a positive impact of (euro)4.0 million, or 2.3%, and (euro)8.4 million, or 4.9%, respectively, on the first half of 2005 compared with the first half of 2004. Furthermore, variations in exchange rates and in volume of sales had a negative impact on Organics sales of (euro)2.2 million, or 1.3%, and (euro)5.1 million, or 3.0%, for the first half of 2005 compared with the first half of 2004.

Rhodia Pharma Solutions (RPS)

Rhodia Pharma Solutions sales-products declined by (euro)16 million, or 13.1%, to reach (euro)106 million during the first half of 2005 compared with (euro)122 million during the first half of 2004. This unfavorable change in the economic performance of the Company's prescription health CGU observed during the first half of 2005 is the result of:

          o an 18% decline in sales compared to the previous year, tied in particular to the market withdrawal of a drug for which the CGU manufactured the key intermediate; and

          o the overall decline in margins for the pharmaceutical subcontracting sector suffering from structural overcapacity.

Sales volumes, changes in the scope of continuing operations, sale prices and the variations in exchange rates had a negative impact of 8.2%, 2.4%, 1.3% and 1.2%, respectively.

Sales by geographic area

The table below presents the contribution to sales by geographic area for the first six months of 2004 and the first six months of 2005.

                                                       Six months ended June 30,
                                                     ---------------------------
                                                         2004         2005
                                                     ------------- -------------
Contribution to sales by geographic area
France................................................  35.2%         37.9%
Europe (excluding France).............................  23.2%         21.9%
North America.........................................  20.3%         16.6%
South America ........................................  9.0%          12.6%
Rest of the world.....................................  12.3%         11.0%
Total.................................................  100%           100%
--------------------------------------------------------------------------------

4.1.4   Operating expenses

The table below shows the financial data related to the Company's operating expenses during the first six months of 2004 and the first six months of 2005.

                                                                    Six months ended June 30,
---------------------------------------------------    ------------------------------------------------
       Operating costs (in millions of euros)               2004           % variation           2005
---------------------------------------------------    ------------     -----------------     ---------
Cost of sales......................................       (2,293)             11.3%            (2,551)
Administrative and selling expenses................        (266)              10.9%             (295)
Research and development expenses..................         (85)             (15.3)%             (72)
Restructuring costs ...............................         (75)             (56.0)%             (33)
Other operating income/(expense)...................          2                                   (16)
Total..............................................       (2,717)             9.2%             (2,967)
--------------------------------------------------------------------------------------------------------


Cost of sales

Cost of sales rose (euro)258 million, or 11.3%, increasing from (euro)2,293 million for the first half of 2004 to (euro)2,551 million for the first half of 2005. This appreciable increase reflects the change in the price of petrochemical by-products and more specifically of benzene and its derivatives.

Over the 18 months ending June 30, 2005, benzene prices (quarterly average) were as indicated below:

          o    Q1 2004: 444 (euro)/MT;

          o    Q2 2004: 595 (euro)/MT;

          o    Q3 2004: 871 (euro)/MT;

          o    Q4 2004: 820 (euro)/MT;

          o    Q1 2005: 695 (euro)/MT, or +56% compared to Q1 2004; and

          o    Q2 2005: 702 (euro)/MT, or +18% compared to Q2 2004.

Administrative and selling expenses

Administrative and selling expenses increased (euro)29 million, or 10.9%, growing from (euro)266 million for the first half of 2004 to (euro)295 million for the first half of 2005. This increase was due to the temporary establishment of project teams intended to allow the migration of all of the Group's old information systems to a new worldwide standard information system. This new information system is one of the elements necessary for restructuring the Group's support functions (finance, legal, purchasing and procurement, information systems, human resources, communication and general resources) by making it possible to consolidate these resources under shared services platforms.

Research and development expenses

Research and development expenses decreased by (euro)13 million, or 15.3%, dropping from (euro)85 million for the first six months of 2004 to (euro)72 million for the first six months of 2005. In close collaboration with its internal customer businesses, the R&D function continued its work of refocusing its portfolio of projects and associated R&D expenses based on a principle of greater project selectivity and a focus on activities likely to have results in the short and medium term.

Restructuring costs

Restructuring costs decreased by (euro)42 million or 56%, dropping from (euro)75 million for the first half of 2004 to (euro)33 million for the first half of 2005.

4.1.5    Income/(loss) from operations

Loss from operations remained stable at (euro)(15) million for the first half of 2004 and (euro)(14) million for the same period in 2005.

This stability reflects the sharp improvement in operating performance amounting to (euro)111 million for Polyamide and Organics and, to a lesser extent, Silcea and Coatis, offset by a (euro)87 million decrease in income from operations due to Rhodia Pharma Solutions' non-recurring asset impairment in the amount of
(euro)101 million.

This reduction in operational losses reflects the following negative factors:

          o Changes in the scope of continuing operations, variable costs (essentially raw materials), as well as other expenses and revenues that had a negative impact of (euro)8.4 million,
               (euro)174.1 million and (euro)20.5 million, respectively, on the first half of 2005.

          o Depreciation and amortization including impairments of assets and more particularly the impairment of all of Rhodia Pharma Solutions' assets (excluding aspirin and paracetomol) for a total of (euro)101 million, that negatively affected the income from operations, masking the improvement in operational performance.

These negative factors are offset by the following positive factors:

          o An increase in sale prices had a positive impact of (euro)188.4 million in the first half of 2005, more than offsetting an increase in variable costs and more particularly an increase in raw material prices, reflecting the Group's policy regarding its customers.

          o Fixed costs decreased with the pursuit of the plans announced by Rhodia, having a positive impact of (euro)66 million in the first half of 2005 compared with the same period in 2004, offset by an impact of (euro)37 million in inflation based on the Group's fixed expenses (particularly the wage increases during the first half of 2005 tied to the wage freeze for the first half of 2004) and by non-recurring items amounting to (euro)26 million (consisting primarily of project costs).

          o Lower restructuring expenses of (euro)48.7 million for the first half of 2005.

The table below presents an analysis of the consolidated income/(loss) by enterprise from operations for the six months ended June 30, 2004 and June 30, 2005:

               Six                                                                   Other                                   Six
              Months                                                               operating                                Months
              Ended                                                                revenues   Depreciation                  Ended
(In millions June 30, Structure                           Sale    Variable  Fixed     and         and      Restructuring   June 30,
 of euros)     2004      (2)    Conversion     Volume     price    costs    costs   expenses  amortization     costs         2005
------------------------------------------------------------------------------------------------------------------------------------

Novecare       54.0     (10.0)    (1.9)         0.6       33.7      (32.8)   (3.9)      0.3        1.3         (0.4)        41.0
                         18.5%   (3.5)%         1.1%      62.4%     (60.7)%  (7.3)%     0.5%       2.4%        (0.7)%      (24.1)%
------------------------------------------------------------------------------------------------------------------------------------
Silcea          1.0      (5.9)     0.2          8.2        9.1       (5.7)    10.9     (0.3)      (1.2)        (4.3)        12.0
                      (592.45)%   16.8%       815.9%     914.6%    (565.2)% 1,091.1%  (28.8)%   (124.6)%     (427.5)%    1,100.0%
------------------------------------------------------------------------------------------------------------------------------------
Coatis         (1.0)     (4.8)     0.6         13.4       30.2      (30.9)   (3.5)     (1.0)       2.2          1.8          7.0
                        482.0%   (62.7)%   (1,337.7)% (3,017.1)%  3,091.6%  346.5%     95.7%    (221.5)%     (176.8)%      (800)%
------------------------------------------------------------------------------------------------------------------------------------
Polyamide      17.0      26.1      3.1          6.5      112.1      (85.3)   13.6       0.8       (2.2)        (5.7)        86.0
                        153.6%    18.4%        38.4%     659.1%    (501.8)%  79.9%      4.8%     (13.0)%      (33.5)%      405.9%
------------------------------------------------------------------------------------------------------------------------------------
Acetow         38.0       0.9     (0.1)         2.1       (7.5)      (3.2)    (0.5)    (0.5)       1.3         (0.5)          30
                          2.4%    (0.2)%        5.4%     (19.8)%     (8.4)%  (1.3)%    (1.3)%      3.5%        (1.3)%      (21.1)%
------------------------------------------------------------------------------------------------------------------------------------
Eco Services   19.0      (0.2)    (1.1)         0.2        2.1       (3.0)     1.9     (0.0)      (0.3)         0.0         19.0
                         (1.2)%   (5.8)%        1.2%      10.9%     (16.0)%   9.8%      0.0%      (1.4)%        0.1%           0%
------------------------------------------------------------------------------------------------------------------------------------
Organics      (18.0)      0.7     (0.3)        (5.0)       8.1       (8.0)     6.5      1.6        6.3         13.1          5.0
                         (3.9)%    1.7%        27.7%     (45.0)%     44.4%   (36.0)%   (8.7)%    (35.1)%      (73.0)%     (127.8)%
------------------------------------------------------------------------------------------------------------------------------------
RPS           (28.0)      1.3      0.7         (6.2)      (1.6)      (4.3)     1.2     (0.2)     (82.0)         4.0       (115.0)
                         (4.7)%   (2.5)%       22.3%       5.6%      15.4%   (4.3)%     0.5%     292.8%       (14.5)%      310.7%
------------------------------------------------------------------------------------------------------------------------------------
Other (1)     (97.0)    (16.9)     0.3         16.4        2.2       (1.0)   (22.9)    (21.3)      0.6         40.6        (99.0)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL         (15.0)     (8.4)     1.6         36.2      188.4     (174.1)    3.3      (20.5)    (74.0)        48.7        (14.0)
                         56.3%   (10.4)%     (241.2)% (1,255.8)%  1,160.9% (21.8)%     136.7%    493.1%      (324.5)%       (6.7)%
------------------------------------------------------------------------------------------------------------------------------------

(1) Includes other activities, sales to third parties and elimination of inter-company sales.
(2) Presents the impact of variations in the scope of Rhodia's activities which are not classified as "discontinued activities" and the reclassifications of inter-company activities.

Novecare

Novecare's income from operations decreased by (euro)13 million, or 24.1%, to
(euro)41 million during the first half of 2005 compared with (euro)54 million for the first half of 2004.

Novecare's earnings were affected by a (euro)10 million charge for restructuring plans, particularly the divestiture of sulfur activities located in England. The drop in revenues from operations was also attributable to an increase in fixed costs of (euro)3.9 million and to variations in exchange rates that had a negative impact of (euro)1.9 million. However, favorable sale price dynamics had a positive impact of (euro)33.7 million and more than offset the negative impact of variable costs ((euro)32.8 million due to the increase in raw material prices such as phosphorus and ethylene oxide).

Silcea

Silcea's income from operations amounted to (euro)12 million for the first half of 2005 compared with (euro)1 million for the same period in 2004.

The operational performance of the Silicones business is improving. The Company's improvement in performance is the result of different factors such as fixed costs (reduction of fixed expenses in accordance with the objectives announced), sale prices and volumes that had respective positive effects of
(euro)10.9 million, (euro)9.1 million and (euro)8.2 million, while variable costs, changes in the scope of consolidation and restructuring costs had a negative impact of (euro)5.7 million, (euro)5.9 million and (euro)4.3 million, respectively, on the first half of 2005 compared with the first half of 2004.

Rhodia is continuing to evaluate its options with respect to its Silicones business. Rhodia is currently negotiating a strategic transaction with China National Blue Star Corporation involving Rhodia's activities in this business. The terms and conditions of this transaction are the focus of ongoing discussions.

Coatis

Coatis' income from operations increased by (euro)8 million and amounted to a profit of (euro)7 million for the first half of 2005 compared with a loss of
(euro)1 million for the first half of 2004, this improvement became especially apparent in the second quarter of 2005.

Income from operations benefited from:

          o a price effect and large volumes that were largely responsible for this increase with positive impacts of (euro)30.2 million and
               (euro)13.4 million, respectively, for the first half of 2005 compared with the first half of 2004;

          o the Pont de Claix TDI plant, which operated reliably in the first half of 2005, following technical improvements; and

          o other factors that had minor positive impacts such as exchange rates, the reductions in depreciation or restructuring costs that affected income from operations, respectively, by (euro)0.6 million, (euro)2.2 million and (euro)1.8 million during the first half of 2005.

Nevertheless, the Company recorded:

          o a negative impact of (euro)4.8 million resulting from changes in the scope of continuing operations and particularly those caused by the acquisition of Chloralp;

          o a negative impact of (euro)9 million resulting from the maintenance shutdown of the Pont de Claix site that occurred during the second quarter of 2005; and

          o an increase in variable costs, fixed costs and other operating income and expenses that negatively affected income from operations by (euro)30.9 million, (euro)3.5 million and (euro)1.0 million, respectively, during the first half of 2005 compared with the first half of 2004.

Polyamide

During the first half of 2005, Polyamide's income from operations reached
(euro)86 million compared with (euro)17 million during the first half of 2004, corresponding to an increase of (euro)69 million.

This increase for the first half of 2005 compared with the first half of 2004 was due primarily to:

          o    an increase in sale prices that positively affected income by
               (euro)112.1 million for the first half of 2005 and that more than offset an increase in variable costs of (euro)85.3 million (consisting mainly of an increase in the cost of raw materials for the second quarter of 2005);

          o the changes in the scope of continuing operations that had a positive impact of (euro)26.1 million;

          o fixed costs, which decreased by (euro)13.6 million because of the restructuring efforts launched during the second half of 2004; and

          o volumes (growth in the volumes of certain upstream segments: polyamide intermediates and engineering plastics during the first half of 2005 and nylon intermediates, polymers and engineering plastics during the second quarter of 2005), as well as exchange rates, which had positive respective impacts of (euro)6.5 million and (euro)3.1 million.

Restructuring costs and depreciation and amortization had a negative impact of
(euro)5.7 million and (euro)2.2 million, respectively, during the first half of 2005 compared with the first half of 2004.

Acetow

Acetow's income from operations amounted to (euro)30 million for the first half of 2005 compared with (euro)38 million for the first half of 2004, recording a decrease of (euro)8 million or 21.1%.

Acetow recorded:

          o a drop in sale prices amounting to (euro)7.5 million. The increase in prices in U.S. dollars did not offset the negative impact of changes in exchange rates;

          o    an increase in variable costs that had a negative impact of
               (euro)3.2 million for the first half of 2005; and

          o finally, fixed costs, restructuring expenses and other operating income/(expense) that each had a negative impact of (euro)0.5 million for the first half of 2005 compared with the first half of 2004.

Conversely, the Company was able to record:

          o an increase in volumes of (euro)2.1 million reflecting regular growth of approximately 4%; and

          o    a reduction in depreciation and amortization amounting to
               (euro)1.3 million and the positive impact of the changes in the scope of continuing operations in the amount of (euro)0.9 million for the first half of 2005 compared with the first half of 2004.

Eco Services

Eco Services' income from operations remained stable at (euro)19 million during the first half of 2005 compared with first half of 2004.

This stability is due essentially to:

          o the increase in variable costs and the variations in exchange rates that had a negative impact of (euro)3 million and (euro)1.1 million , respectively; and

          o good growth in sale prices, a reduction in fixed expenses and changes in the scope of continuing operations that had positive impacts of (euro)2.1 million, (euro)1.9 million and (euro)0.2 million, respectively.

Organics

Organics' income from operations became positive, shifting from a loss of
(euro)18 million for the first half of 2004 to a gain of (euro)5 million for the first half of 2005.

This improvement is due in large part to the implementation of the 2004 restructuring plan, which resulted in repositioning the Organics business (Perfumes and Agrochemistry) in a limited number of technologies. As planned, Rhodia is following through with the announced divestments and plant closings. As a result, fixed costs dropped (euro)6.5 million and restructuring costs dropped (euro)13.1 million for the first half of 2005.

Furthermore, the increases in sale prices and the declines in depreciation and amortization also had a positive impact of (euro)8.1 million and (euro)6.3 million, respectively, in the first half of 2005, while rising variable costs and declining volumes had a negative impact of (euro)8 million and (euro)5 million, respectively, in the first half of 2005 compared to the first half of 2004.

Rhodia Pharma Solutions

RPS' losses from operations increased, growing from (euro)28 million for the first half of 2004 to (euro)115 million for the first half of 2005 corresponding to a decrease of (euro)87 million.

In 2005, the loss from operations included a non-recurring asset impairment of
(euro)97 million following an impairment test.

This asset impairment is related to the activities of the Rhodia Pharma Solutions "prescription health" CGU, and results from the revision of the development outlook for this activity within the Group due to:

          o the decline in economic performance observed during the first half of 2005 as a result of:

               o an 18% decline in sales compared to the previous year, tied in particular to the market withdrawal of a drug for which the CGU manufactured the key intermediate; and

               o the overall decline in margins for the pharmaceutical subcontracting sector which is suffering from structural overcapacity;

          o and, the downward revision of the growth prospects for the pharmaceutical subcontracting market affected by the stricter market release conditions for new drugs.

However, other factors influenced RPS' loss from operations such as variations in volumes, variable costs and sale prices, which had a negative impact of
(euro)6.2 million, (euro)4.3 million and (euro)1.6 million, respectively, and restructuring expenses and fixed costs that had a positive impact of (euro)4 million and (euro)1.2 million, respectively, during the first half of 2005.

4.1.6    Net financial expense

Financial expense rose from (euro)173 million for the first half of 2004 to
(euro)211 million for the first half of 2005 corresponding to an increase of
(euro)38 million, or 22%. This increase is the direct result of different factors presented in the table below:

                                                     Six Months Ended June 30,
                                                    ----------------------------
(in millions of euros)                                    2004           2005
--------------------------------------------------- --------------- ------------
Net interest expense related to indebtedness .......     (113)          (117)
Other financial charges-net ........................      (49)           (28)
Capitalized interest................................       1              1
Discounting effects.................................       -             (10)
Foreign exchange results............................      (11)           (58)
Other ..............................................      (1)             1
Total...............................................     (173)          (211)
--------------------------------------------------------------------------------


Net interest expense related to indebtedness

The relative stability of net interest expense reflects the structure of the Group's indebtedness, essentially consisting of fixed-rate bonds.

Other financial charges-net

Other financial charges-net decreased from (euro)(49) million for the first half of 2004 to (euro)(28) million for the first half of 2005:

          o non-recurring expenses tied to financing operations for the first half of 2005, which totaled (euro)(21) million including:

               o (euro)(8) million in early redemption fees for the EMTN bonds maturing in 2006;

               o (euro)(13) million in accelerated amortization of the fees for establishing the RFA credit facility following the renegotiation of a new syndicated credit facility; and

          o    recurring expenses tied to financing operations in the amount of
               (euro)(5) million corresponding to the straight-line amortization of the expenses for establishing the RFA credit facility on June 30, 2005.

Discounting effects

This amount reflects the financial effect of the discounting of environmental liabilities as at June 30, 2005 in the amount of (euro)6 million.

Foreign exchange result

Foreign exchange result increased from (euro)(11) million for the first half of 2004 to (euro)(58) million for the first half of 2005.

This deterioration is the direct result of the increase in Rhodia's debt issued in U.S. dollars because of the effect of the appreciation of the U.S. dollar compared to the euro.

4.1.7    Income tax expense

Because of the absence of accounting for deferred tax assets related to the loss of the six-month period, particularly in France, the tax expense on June 30, 2005 amounted to (euro)(36) million that corresponds to a loss before tax for the consolidated companies of (euro)(225) million.

On June 30, 2005, because of the expected additional tax losses within the English tax entity, its deferred tax assets have been written down. The corresponding expense totaled (euro)(24) million on the income statement.

4.1.8    Share of profits of equity-accounted companies

There was no share of profits of equity-accounted companies for the first half of 2005 compared with a loss of (euro)(2) million for the same period in 2004.

4.1.9    Loss from discontinued activities

There were no significant changes in the scope of consolidation during the six months ended June 30, 2005.

The agreement to sell the chlorine business at the Staveley site (United Kingdom) to Ineos Chlor Ltd was signed in November 2004. This sale was finalized on March 31, 2005, marking the end of chlorine production at the site.

Loss from discontinued operations or operations that are in the process of being sold decreased as a result of the nonrecurrence in 2005 of the 2004 effects of the asset divestment program launched at the end of 2003, decreasing from
(euro)196 million for the first half of 2004 to (euro)(9) million for the first half of 2005.

Activities sold or in the process of being sold:

The discontinued operations of the Rhodia Group correspond to the divestitures of activities underway or completed following the Group's withdrawal from certain of its businesses.

The main sales that occurred in 2004 are as follows:

          o in May 2004, the sale of the Group's food ingredients business to Danisco;

          o in June 2004, the sale of the specialty phosphates businesses in Europe to Thermphos International;

          o the sale of the European drinking water treatment businesses to Fealco AB in August 2004 and to Novasep in November 2004;

          o in August 2004, the sale of the phosphates business in North America to Bain Capital;

          o in November 2004, the sale of the sulfuric acid business at the Staveley site (United Kingdom) to Ineos Chlor Ltd; and

          o in December 2004, the sale of the anesthetics business to Nicholas Piramal India Ltd.

The main sales carried out or underway in 2005 are as follows:

          o in November, Rhodia and SNIA, 50% owners each of the joint venture Nylstar, entered into a letter of intent with RadiciGroup, marking a step in the withdrawal from the European textile business;

          o in June, the sale of its HFC Isceons refrigerants business to DuPont; and

          o in August, the sale of the European cartridge silicone sealants business to Henkel.

In accordance with IFRS 5 "Non-current assets held for sale and discontinued operations," assets of the operations sold or in the process of being sold and the liabilities attached directly to them were reclassified on the balance sheet as "Assets held for sale" and "Liabilities held for sale." If the criteria of IFRS 5 are satisfied, the profit from operations sold or in the process of being sold, as well as the proceeds from the sale and the losses in value resulting from valuing the assets at the fair value net of transfer charges, are presented on the income statement under the item "Income/(loss) from discontinued operations."

Other changes in the scope of consolidation in 2004 were:

          o in December 2004, Rhodia acquired the Chloralp group from La Roche Industries.

          o on December 31, 2004, and as a result of the acquisition of the Chloralp group, Cevco, previously accounted for using the equity method, was fully consolidated.

4.1.10   Minority interests

Minority interests increased by (euro)2 million, moving from (euro)(1) million for the first half of 2004 to (euro)1 million for the first half of 2005.

4.1.11   Net loss

The Group's share of the net loss for the first half of 2005 increased by
(euro)232 million compared with the first half of 2004, growing from (euro)(37) million for the first half of 2004 to (euro)(269) million for the first half of 2005. This is due in major part to the non-recurring sales of assets during the first half of 2004 and to the non-recurring impairments of assets for the Rhodia Pharma Solutions "prescription health" CGU during the first half of 2005 despite the improving profit from operations.

4.1.12   Liquidity and capital resources

The following table presents the maturities for the Group's financial debt:

                                                                                        After
June 30, 2005                                  Total   2005   2006  2007   2008  2009   2009       Maturity
--------------------------------------------  -------  ----   ----  ----   ----  ----   ------    --------------
(in millions of euros)
EMTN .......................................     54            54                                   March 2006
2003 USD Senior Notes ($200 million)........    162                                        162       June 2010
2003 EUR Senior Notes.......................    701                                        701       June 2010
2004 USD Senior Notes ($647.5 million)......    507                                        507       June 2010
2004 EUR Senior Notes.......................    171                                        171       June 2010
2003 USD Subordinated Notes ($385 million)..    311                                        311       June 2011
2003 EUR Subordinated Notes.................    297                                        297       June 2011
Other bonds.................................     25            25                                   March 2006
Revolving syndicated credit facility and
bilateral credit facilities.................    398    191    191    11     2      2         1     2005 - 2016
Commercial paper............................     10     10                                        1 - 3 months
Capital lease obligations...................    139     10     14    18     8     65        24     2005 - 2016
Other.......................................     36      2      9     4     3      1        17     2005 - 2016
Securitization program......................    260    260                                       December 2005
Total.......................................  3,071    473    293    33    13     68     2,191
----------------------------------------------------------------------------------------------------------------


This section presents an analysis of the financial debt and the cash resources on June 30, 2005, compared with December 31, 2004, but not with June 30, 2004.

On June 30, 2005, gross financial debt totaled (euro)3,071 million compared with
(euro)2,940 million on December 31, 2004.

Furthermore, Rhodia had (euro)425 million in cash and cash equivalents and marketable securities on June 30, 2005 compared with (euro)612 million on December 31, 2004. These (euro)425 million include (euro)106 million in marketable securities and (euro)319 million in cash and cash equivalents.

The Rhodia Group also has (euro)125 million in confirmed, unused credit lines.

The Group's capital resources thus totaled (euro)550 million on June 30, 2005, compared with (euro)1,075 million on December 31, 2004, consisting of (euro)612 million of cash and cash equivalents and (euro)463 million of confirmed but unused credit facilities.

Summary of the financial operations that occurred during the first half of 2005

During the first half of 2005, Rhodia proceeded with the following transactions:

          o on February 14, 2005, closing of the placement of notes maturing in 2010 in the principal amount of (euro)500 million at a price of 103.5% for an effective rate of 7.19%;

          o on February 18, 2005, early redemption of capital lease obligations in the total amount of (euro)108 million; and

          o    on March 18, 2005, closing of the public tender offer for the
               (euro)300 million of 6% EMTN maturing in March 2006. More than 80% of the bonds issued were redeemed representing a face value of approximately (euro)246 million.

Refinancing Facilities Agreement

In accordance with the repayment obligations as set forth for the medium-term credit facility (Refinancing Facilities Agreement or RFA), the notes placement of February 14, 2005 resulted in reducing the amount of the syndicated credit facility from (euro)565 million to (euro)313 million. This reduction satisfies Rhodia's obligation, pursuant to the RFA, to apply in cancellation of this credit facility an amount corresponding to a portion of the funds raised in connection with the notes (50% of the net proceeds of the issue).

On June 17, 2005, Rhodia entered into a syndicated, multi-currency credit facility with a restricted group of banks on its own behalf and on behalf of its subsidiaries in the amount of (euro)300 million (Multicurrency Revolving Credit and Guaranty Facility or "RCF") maturing on June 30, 2008. This new syndicated line of credit replaced the RFA. The interest rate applicable to the amounts borrowed corresponds to the reference rate, depending on the currency of the borrowed funds, plus the applicable margin. The applicable margin decreases progressively based on the improvement in the ratio of consolidated net debt to adjusted EBITDA. Rhodia also pays a commitment commission corresponding to 45% of the applicable margin. As of June 30, 2005, Rhodia had not yet drawn down any amounts on this line of credit.

Rhodia and Rhodia Inc. granted security interests in connection with setting up the RCF. According to an agreement between creditors and a security sharing agreement among the banks that are creditors of the RCF and the lessors pursuant to the French leases, the secured creditors agreed to share the proceeds resulting from the call of any security. This agreement governs the relations between the secured creditors concerning the procedure for calling security and sharing the resulting proceeds.

According to a subordination agreement, Rhodia agreed to subordinate the repayment of certain debts of its subsidiaries to the repayment of the secured creditors. Rhodia will continue to repay its subsidiaries' debts according to their due dates as long as there is no default in relation to its financial covenants.

The RCF contains the following covenants that Rhodia will be required to satisfy on the dates indicated:

                                                                                                Actual
                                                                       Consolidated net      restructuring
                             Consolidated net        EBITDA/Net        debt (in billions     costs/Budgeted
                            debt/adjusted EBITDA  financial expense       of euros)        restructuring costs
                            --------------------  -----------------    -----------------   --------------------
06/30/2005...............        6.6 : 1.0            1.9 : 1.0              3.1                  -
09/30/2005...............        5.7 : 1.0            2.1 : 1.0              3.1                  -
12/31/2005...............        5.4 : 1.0            2.1 : 1.0              3.1                115%
03/31/2006...............        5.2 : 1.0            2.3 : 1.0              3.1                  -
06/30/2006...............        4.9 : 1.0            2.5 : 1.0              3.1                  -
09/30/2006...............        4.5 : 1.0            2.6 : 1.0              3.1                  -
12/31/2006...............        4.4 : 1.0            2.8 : 1.0              3.1                120%
03/31/2007...............        4.4 : 1.0            2.9 : 1.0              3.1                  -
06/30/2007...............        4.4 : 1.0            3.0 : 1.0              3.1                  -
09/30/2007...............        4.2 : 1.0            3.0 : 1.0              3.0                  -
12/31/2007...............        4.0 : 1.0            3.0 : 1.0              3.0                130%
03/31/2008...............        4.0 : 1.0            3.0 : 1.0              3.0                  -
---------------------------------------------------------------------------------------------------------------


Consolidated net debt, as defined in the RCF, includes long-term financial debt, bank overdrafts, the current portion of long-term borrowings, the guarantees granted to third parties related to financial debt of unconsolidated subsidiaries, amounts outstanding under the securitization program, the residual liability related to capital leases consolidated in IFRS and short-term borrowing less available cash, short-term deposits and marketable securities.

EBITDA, as defined for contractual purposes, includes the income/(loss) from operations (before restructuring costs and after the cash impact of provisions other than restructuring provisions) plus depreciation and amortization and impairments of tangible and intangible fixed assets. Adjusted EBITDA corresponds to the Group's EBITDA adjusted by the EBITDA of the unconsolidated entities whose financial debt is secured by the Group in proportion to the Group's holding percentage.

Net financial expense is defined as the aggregate amount of interest on long-term borrowings and financing operations, after capitalization of financial expense, less interest income from financial assets.

Furthermore, under the RCF, Rhodia Inc. consolidated with its subsidiaries must satisfy the following ratio: total long-term net assets to total debt must be greater than 1. This ratio is tested on a quarterly basis.

Rhodia's capacity to draw amounts under the RCF is dependent on maintaining the preceding financial covenants. As of June 30, 2005, Rhodia was in compliance with all applicable covenants.

The RCF includes certain early repayment provisions that include a change in control of Rhodia or the adoption of a dissolution or liquidation plan concerning Rhodia.

Furthermore, the RCF includes provisions for mandatory repayment and partial termination of the syndicated credit facility, particularly in the following cases: asset sales exceeding certain thresholds set forth in the agreement or issues carried out on the financial markets by Rhodia or one of its subsidiaries generating net proceeds in excess of (euro)125 million and not intended to refinance existing debt.

High Yield Notes

In order to extend the average maturity of its debt, on February 14, 2005, Rhodia carried out a private placement of high yield bonds to institutional investors. This issue of (euro)500 million in bonds issued at 103.5% of the face value increases the tranche of (euro)200 million in senior bonds issued on May 28, 2003, at a rate of 8% and with a maturity date of June 1, 2010, thus raising it to a total of (euro)700 million.

Total net proceeds received net of professional fees and expenses totaled around
(euro)503 million.

Capital leases

On February 18, 2005, Rhodia Inc. prepaid certain capital leases for a total amount of approximately (euro)108 million.

EMTN program

On the maturity date, Rhodia redeemed the balance of the bonds issued as part of the EMTN program earning interest at the rate of 6.25%, maturing in May 2005 in the principal amount of (euro)49 million.

On March 18, 2005, Rhodia closed the early redemption of bonds issued in connection with the EMTN program bearing interest at the rate of 6% and maturing in March 2006 in the principal amount of (euro)300 million. At the end of the offer, the principal amount of the bonds redeemed by Rhodia totaled approximately (euro)246 million and the principal amount of the bonds remaining in circulation totaled approximately (euro)54 million. The early redemption fee totaled approximately (euro)8 million.

Securitization programs

The pan-European securitization program signed with CALYON in December 2004 and operating since January 2005 replaces existing programs in Europe. The current North American securitization program will mature in January 2006 and the establishment of a new North American securitization program is planned to replace the current North American program.(2)

As of June 30, 2005, the total unrecovered claims sold by the Group amounted to approximately (euro)378 million, in exchange for which Rhodia received cash payments amounting to approximately (euro)260 million.

Uncommitted credit facilities

Rhodia and certain of its subsidiaries, including its unconsolidated subsidiaries, have entered into uncommitted facilities, overdraft authorizations and letters of credit with various financial institutions. Most of these facilities exist to finance working capital needs and for general corporate purposes. These facilities have no specified maturity, and the lenders generally have the right to cancel them with relatively short notice.

The total amount of uncommitted credit facilities and overdraft authorizations of the consolidated subsidiaries was (euro)140 million as of June 30, 2005.

Guarantees

Rhodia acts as guarantor for certain of its consolidated and unconsolidated subsidiaries. On June 30, 2005, the amount of guarantees concerning Rhodia's unconsolidated subsidiaries totaled (euro)25 million.

Commercial paper

As of June 30, 2005, Rhodia's total commercial paper in circulation amounted to
(euro)10 million.

4.1.13   Consolidated cash flow

This section presents an analysis of the consolidated cash flow for the six months ended June 30, 2005 compared with the year ended December 31, 2004. A comparison with June 30, 2004 is not included because of the transition to IFRS.

                                                 Year ended December 31,     Six months ended June 30,
Cash flow (in millions of euros)                           2004                         2005
-----------------------------------------------  -------------------------   -------------------------
Net income/(loss)...............................           (632)                        (270)
Cash  flow  provided  by/(used  for)  operating
activities......................................            (32)                        (118)
Cash  flow  provided  by/(used  for)  investing
activities......................................            280                           68
Cash  flow  provided  by/(used  for)  financing
activities......................................           (445)                           0
Cash flow variation ............................           (201)                         (18)
------------------------------------------------------------------------------------------------------

----------------------
(2) For an update to this section of "Financial Activity as of June 30, 2005,"
    section 6.4.5 of this update.

Consolidated cash flow increased by (euro)183 million, rising from (euro)(201) million for the year ended December 31, 2004 to (euro)(18) million for the six months ended June 30, 2005.

Cash flow provided by/(used for) operating activities

Cash flow used by operating activities increased by (euro)86 million, increasing from (euro)(32) million for the year 2004 to (euro)(118) million for the first half of 2005.

This deterioration was due primarily to the seasonality of the operations that resulted in a temporary increase in working capital requirements of approximately (euro)223 million despite the improvement in operational performance that led to an increase in cash flow, which rose from (euro)78 million for the year 2004 to (euro)105 million for the first half of 2005.

The increase in net cash flow used by operating activities is due to a combination of general structural factors more specific to Rhodia's operations. The structural factors are associated with the specialty chemicals industry and the global economy including a high level of demand, higher raw materials prices and the appreciation of the U.S. dollar compared to the euro. The factors specific to the Company include restructuring costs and the increase in financial expenditures.

Net cash flow provided by/(used for) investing activities

Cash flow provided by investing activities decreased by (euro)212 million, dropping from (euro)280 million for the year 2004 to (euro)68 million for the first half of 2005.

The factors accounting for this difference are as follows:

          o Acquisitions of fixed assets decreased, dropping from (euro)221 million for the year 2004 to (euro)109 million for the first half of 2005. The announced plans to control capital improvement expenditures continue to be effective.

          o Other capital expenditures, which primarily include expenditures for (i) operating assets, such as computer programs, patents and licenses, and (ii) other capital expenditures in accordance with Rhodia's comprehensive development plan, decreasing from (euro)91 million for the year 2004 to (euro)12 million for the first half of 2005.

          o The cash flow generated by sales of assets totaled (euro)28 million for the first half of 2005, compared with (euro)652 million for the year 2004. This reduction reflects the results of the divestment program carried out in 2004, a major step in the Group's recovery plan announced in October 2003. The sales of assets carried out during the first half of 2005 consisted primarily of non-significant targeted divestments of non-strategic, marginal business activities.

          o Loans and financial investments decreased by (euro)161 million, primarily because of the decrease in marketable securities.

Cash flow provided by/(used for) financing activities

          o Cash flow provided by financing activities balanced out during the first half of 2005, although (euro)445 million in resources had been used to reduce Rhodia's debt during 2004.

4.1.14   Consolidated balance sheet

This section presents an analysis of the consolidated balance sheet on June 30, 2005, compared with December 31, 2004. A comparison with June 30, 2004 is not included because of the transition to IFRS.

Operating working capital

Working capital requirements (accounts receivable plus inventories less accounts payable) amounted to (euro)798 million on June 30, 2005, compared with (euro)635 million on December 31, 2004, representing a 25.7% increase. The working capital requirements/sales ratio was 14.8% for the first half of 2005 compared with 12.7% at the end of December 2004, reflecting the seasonality of the cycle of Rhodia's operations.

Consolidated net debt

On June 30, 2005, long-term borrowings (including capital lease obligations) reached (euro)2,395 million; short-term debt (short-term borrowings and the current portion of long-term borrowings) reached (euro)676 million.

Consolidated net debt (defined as the sum of long-term debt, short-term borrowings and the current portion of long-term debt less marketable securities, less cash and cash equivalents) increased by (euro)318 million to reach
(euro)2,646 million on June 30, 2005, compared with (euro)2,328 million on December 31, 2004.

This increase in the consolidated net debt is due primarily to the seasonality of the operations, which resulted in a temporary increase in working capital requirements of around (euro)223 million, and to the effects of the increase in the value of the U.S. dollar compared to the euro on the conversion of the debt denominated in U.S. dollars for an amount of approximately (euro)93 million.

Provisions and expenses to be paid over more than one year and deferred tax credits

Provisions in excess of one year and deferred tax credits reached (euro)1,433 million on June 30, 2005 compared with (euro)1,309 million on December 31, 2004. On June 30, 2005, this amount included deferred tax credits in the amount of
(euro)82 million and provisions for risks and expenses payable over more than one year of (euro)1,351 million.

Other long-term liabilities

Other long-term liabilities in excess of one year totaled (euro)73 million on June 30, 2005 compared with (euro)51 million on December 31, 2004.

Equity capital of the consolidated entity

The equity capital of the consolidated entity was (euro)(685) million on June 30, 2005, compared with (euro)(521) million on December 31, 2004, or a decrease of (euro)164 million.

4.1.15 Events occurring after the financial statements were closed on June 30, 2005

         (a) Sales of assets:

Since June 30, 2005, Rhodia has finalized the sales of:

          o    the Arras site in France belonging to the carpet yarns business,

          o    the HFC Isceons refrigerants business, and

          o    the European silicone sealants business.

As indicated in Note 2 to the semi-annual financial statements below, the assets and liabilities assigned to these businesses were reclassified on the balance sheet on June 30, 2005 as "Assets held for sale" and "Liabilities held for sale" and were valued at the lower of their net book value or at their fair value net of selling expenses.

Furthermore, during the third quarter of 2005, Rhodia initiated or finalized the sale of other non-strategic businesses meeting the IFRS 5 criteria.

The collective result of these operations should be a loss of approximately
(euro)20 million recorded in the financial statements for the third quarter of 2005.

         (b) Litigation and off-balance sheet commitments:

As part of the Rhodia/Innophos litigation, the amount claimed of approximately
(euro)100 million emanating from the Mexican National Water Commission (and related to the use of water at the Coatzacoalcos site between 1998 and 2002) was revised downward as a result of an application for review filed by Rhodia and granted by decision rendered on August 29, 2005. The total amount of the revised claim is approximately (euro)16.5 million. Rhodia believes that it still has solid grounds of defense and hopes to have the claim set aside unconditionally.

4.1.16   Net loss of the parent company

During the first half of 2005, Rhodia S.A. (the parent company) posted a net loss of (euro)372 million following a net loss of (euro)142 million for the first half of 2004.

Outlook

This discussion contains forward-looking statements that reflect Rhodia's plans, estimates and beliefs. Rhodia's results could materially differ from those discussed in these forward-looking statements. Please see "Cautionary Note About Forward-Looking Statements" and "Risk Factors".

At the end of June 2005, the Group's performance was in line with the objectives of the recovery plan. Rhodia's earnings benefited from a return to a more favorable price dynamic, which offset the increases in raw materials costs.

During the second half of the year, the economic climate remains challenging due to persistent high raw materials prices and unstable exchange rates. In the second half of 2005, the Group expects its operational performance for this period to reflect the effects of seasonality as was the case in prior years, and to be lower than that of the first half of the year.

The natural disasters that recently affected Central Europe (flooding in July
2005) and the United States (Hurricane Katrina) had a negative impact on the activity of two Rhodia sites: Emmenbrucke in Switzerland and the Baton Rouge site in Louisiana, U.S.

These external events will slow down the anticipated growth in Rhodia's recurring EBITDA during the second half of the year. In all, the Group estimates that their impact will not exceed 5% of the recurring EBITDA expected for 2005. However, recurring EBITDA for 2005, should show an improvement compared with that of 2004, at comparable exchange rates and scope of consolidation.

The Group confirmed its objectives for 2006:

     o to achieve a recurring EBITDA(3) margin as a percentage of net sales(4) of at least 13%;

     o to achieve positive net income; projected earnings for 2005 are still a loss due in particular to the level of financial expenses and to the restructuring measures; and

     o    to reduce its net debt(5) to recurring EBITDA ratio to below 3.5.

4.2      [omitted]


------------------------
(3) Recurring EBITDA defined as income / (loss) from operations before restructuring expenses, other operating income and expenses and depreciation and amortization.

(4) Net sales corresponds to sales-products as presented in the income statement.

(5) Net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities).

4.3   Consolidated financial statements as of June 30, 2005

Consolidated Balance Sheets (UNAUDITED)

-----------------------------------------------------------------------------------------------------------
Assets
-----------------------------------------------------------------------------------------------------------

(in millions of euros)                                                  Note      6/30/2005     12/31/2004
Goodwill                                                                  3            245            226

Other intangible assets                                                   3            154            139

Tangible assets                                                           4          2,193          2,245

Long-term loans and deposits                                                           129            142

Investments accounted for by the equity method                                           4              3

Investments at cost                                                       5             29             41

Deferred tax assets                                                      14            126             99

Other financial assets                                                                  43             43

Total long-term assets                                                               2,923          2,938

Inventories and work in progress                                          7            752            701

Trade receivables and related accounts                                                 846            770

Other current assets                                                                   500            546

Marketable securities                                                                  106            275

Cash and cash equivalents                                                              319            337

Total current assets                                                                 2,523          2,629

Assets held for sale                                                      2             24              0

Total Assets                                                                         5,470          5,567
-----------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements

Consolidated balance sheets (UNAUDITED)

-----------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------------------------------------

(in millions of euros)                                                 Note      6/30/2005     12/31/2004
Share capital                                                                          628            628

Additional paid-in capital                                                             543            807

Accumulated deficit and fair value reserves                                        (1,972)        (1,970)

Cumulative translation adjustments                                                      90           (11)

Total shareholders' equity - Group share                                             (711)          (546)

Minority interests                                                                      26             25

Total shareholders' equity                                                8          (685)          (521)

Provisions                                                                9          1,351          1,254

Long-term debt                                                           10          2,395          2,250

Deferred tax liabilities                                                 14             82             55

Other long-term liabilities                                                             73             51

Total long-term liabilities                                                          3,901          3,610

Short-term borrowings and current portion of long-term debt              10            676            690

Trade payables and related accounts                                                    800            836

Provisions                                                                9            286            311

Other current liabilities                                                13            477            641

Income taxes payable                                                     13              0              0

Total current liabilities                                                            2,239          2,478

Liabilities held for sale                                                 2             15              0

Total Liabilities and Shareholders' Equity                                           5,470          5,567
-----------------------------------------------------------------------------------------------------------


               The accompanying notes are an integral part of the
                       consolidated financial statements

Consolidated statements of operations (UNAUDITED)

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                   Note      6/30/2005     12/31/2004      6/30/2004
-----------------------------------------------------------------------------------------------------------
Sales - products                                                       2,705          5,010          2,464

Services and other revenues                                              248            476            238

Cost of sales*                                                       (2,551)        (4,825)        (2,293)

Administrative and selling expenses                                    (295)          (546)          (266)

Research and development expenses                                       (72)          (158)           (85)

Restructuring costs                                                     (33)          (187)           (75)

Impairment of goodwill                                                     0          (135)              0

Other operating income/(expense)                           12           (16)           (51)              2

Loss from operations                                                    (14)          (416)           (15)

Gross financial expense                                    13          (125)          (239)          (124)

Other financial income/(expense)                           13           (86)             12           (49)

Loss before taxes                                                      (225)          (643)          (188)

Income tax expense                                         14           (36)          (102)           (42)

Share of earnings/(losses) of equity-accounted companies                   0              3            (2)

Loss from continuing operations                                        (261)          (742)          (232)

Income/(loss) from discontinued operations                  2            (9)            110            196

Net loss                                                               (270)          (632)           (36)

Including:

Group share                                                            (269)         (641)            (37)

Minority interests                                                       (1)             9               1

Loss per share from continued operations (in euro) -
basic and diluted                                                     (0.41)         (1.59)         (0.74)

Weighted average number of shares before and after dilution      627,582,158    471,607,727    314,776,294

Earnings/(loss) per share from discontinued operations (in
euro) -basic and diluted                                              (0.01)           0.23           0.62

Weighted average number of shares before and after dilution      627,582,158    471,607,727    314,776,294

Loss per share (in euro) - basic and diluted                          (0.43)         (1.36)         (0.12)

Weighted average number of shares before and after dilution      627,582,158    471,607,727    314,776,294

*   Cost of sales includes impairment of assets in the amount of (euro)(150) million and (euro)(101) million at the end of December 2004 and at the end of June 2005, -respectively (see Notes 3 and 4).
-----------------------------------------------------------------------------------------------------------


               The accompanying notes are an integral part of the
                       consolidated financial statements

Consolidated statements of changes in shareholders' equity (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------------
                                          Additional                             Cumulative                  Total share-
                                 Share     paid-in    Accumulated  Fair value    translation    Minority         holders'
(in millions of euros)          capital    capital      deficit      reserves    adjustments    Interests          equity
----------------------------------------------------------------------------------------------------------------------------

At January 1, 2004                 179       2,513      (3,026)           (7)            0            27           (314)

Allocation to accumulated
deficit                                     (1,706)      1,706                                                        0

Capital increase                   449                      (2)                                                     447

Net loss                                                  (641)                                        9           (632)

Financial instruments                                        2            (2)                                         0

Translation adjustments                                                                (11)          (11)           (22)

At December 31, 2004               628         807      (1,961)           (9)          (11)           25           (521)

Allocation to accumulated
deficit                                       (264)        264                                                        0

Capital increase                                                                                                      0

Net loss                                                  (269)                                        (1)         (270)

Financial instruments                                        1             2                                          3

Translation adjustments                                                                101              2           103

At June 30, 2005                  628          543      (1,965)           (7)           90             26          (685)
----------------------------------------------------------------------------------------------------------------------------


               The accompanying notes are an integral part of the
                       consolidated financial statements

Consolidated statements of cash flow (UNAUDITED)

------------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                                                 06/30/2005            12/31/2004
------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                     (270)                 (632)

Elimination of income and expense items that have no cash impact:

Depreciation and amortization of assets                                                       280                   750

Net change in operating provisions                                                            (21)                  110

Net change in financial provisions                                                             32                    76

Equity of earnings/(losses) of affiliated companies                                             0                    65

Dividends from affiliated companies                                                             0                     0

Other income/(expense) items                                                                   (5)                   (2)

Net gains/(losses) on disposals of assets                                                       3                  (258)

Deferred tax expense/(income)                                                                  15                    60

Unrealized foreign exchange gains/losses                                                       71                   (91)

Impact of the change in working capital:

- (Increase)/decrease in inventories and work in progress                                     (10)                  (52)

- (Increase)/decrease in trade receivables and related accounts                                17                    74

- Increase/(decrease) in trade payables and related accounts                                  (70)                  (19)

- Increase/(decrease) in other operating assets and liabilities                              (160)                 (113)

Net cash provided by/(used for) operating activities                                         (118)                  (32)

Additions to property, plant and equipment                                                   (109)                 (221)

Other capital investments                                                                     (12)                  (91)

Proceeds from disposals of assets                                                              28                   652

(Increase)/decrease in loans and short-term investments                                       161                   (60)

Net cash provided by/(used for) investing activities                                           68                   280

Capital increase (net of expenses)                                                              0                   446

Dividends paid to Rhodia shareholders                                                           0                     0

New long-term borrowings (net of expenses)                                                    645                   981

Repayments of long-term borrowings (net of expenses)                                         (473)                 (987)

Increase/(decrease) in short-term borrowings                                                 (172)                 (885)

Net cash provided by/(used for) financing activities                                            0                  (445)

Net cash flow effect of changes in exchange rates                                              32                    (4)

Increase/(decrease) in cash and cash equivalents                                              (18)                 (201)

Cash and cash equivalents at beginning of year                                                337                   538

Cash and cash equivalents at end of year                                                      319                   337

The discontinued or discontinuing activities at December 31, 2004, contributed to the cash flow provided by/(used for)
operating activities in the amount of (euro)(4) million; to the cash flow provided by/(used for) investing activities in the amount of (euro)(9) million; and to the cash flow provided by/(used for) financing activities in the amount of (euro)124 million. Their effect on the Statements of Cash Flows at June 30 is not significant.
------------------------------------------------------------------------------------------------------------------------

               The accompanying notes are an integral part of the
                       consolidated financial statements

1.     PRINCIPLE ACCOUNTING POLICIES (UNAUDITED)

BASIS OF PREPARATION OF CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS

Pursuant to European Regulation No. 1606/2002 dated July 19, 2002, relating to international accounting standards, the consolidated financial statements of the Rhodia group for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards, IAS/IFRS, as adopted by the European Union as of December 31, 2005.

Pursuant to the recommendation of the CESR (Committee of European Securities Regulators) dated December 30, 2003 regarding the information to be provided during the period of transition to IFRS, article 221-5 of the general regulations and the press release dated June 27, 2005 of the AMF (the French Autorite des Marches Financiers), Rhodia has chosen to produce interim financial statements according to the rules of presentation and information applicable in France (CNC (French National Institute of Accountants - Conseil National de la Comptabilite) recommendation 99-R01), but prepared according to IFRS principles of accounting and valuation effective as of June 30, 2005 and applicable to fiscal year 2005 as adopted by the European Union as of June 30, 2005 (with the exception of IFRIC 4, which is not yet adopted) and described in these notes. Thus, the notes to the semi-annual financial statements do not include all of the information required by IFRS respecting notes to annual financial statements and interim financial statements.

Any changes in standards and interpretations and their adoption by the European Union during the second half of 2005 could entail a change in the 2004 IFRS information and semi-annual consolidated accounts as of June 30, 2005 when the annual financial statements as of December 31, 2005 and semi-annual financial statements as of June 30, 2006 are published.

DESCRIPTION OF ACCOUNTING POLICIES

The consolidated financial statements as of June 30 are prepared in accordance with accounting principles and methods used for preparing annual financial statements.

The consolidated financial statements are prepared as of June 30, based on the individual financial statements of the consolidated companies as of that same date and restated to be in conformity with the accounting principles used by Rhodia.

CONSOLIDATION POLICIES

The financial statements of the companies in which Rhodia has direct or indirect control, which is characterized by the power to direct the financial and operating policies to obtain benefits from their activities, are consolidated according to the full consolidation method. Specifically, that control is assumed to exist in companies in which Rhodia holds more than 50% of the voting rights, directly or indirectly. Voting rights connected with current exercisable voting rights or potential voting rights (purchase options, instruments convertible into common stock) and shares of treasury stock of the subsidiary are taken into account in making that calculation.

It is not necessary to have an equity affiliation when control is proven. Consequently, ad hoc entities that are substantially controlled by Rhodia are fully consolidated.

Companies that are controlled jointly are consolidated according to the proportional consolidation method, since Rhodia has not chosen the option of IAS 31 "Interests in Joint Ventures," which leads to consolidating jointly owned companies according to the equity method.

Long-term investments of companies in which Rhodia has significant influence are consolidated according to the equity method. Significant influence implies the power to participate in operating and financial policy decisions without exercising control over those policies.

All transactions conducted among the consolidated companies are eliminated. The eliminations are made up to the limit of the consolidation percentage when the transactions are conducted with companies that are consolidated according to the proportional consolidation method or the equity method. If a loss is shown during those transactions, it is not eliminated since there is an indication of a loss in asset value.

Profits resulting from transactions with companies that are consolidated according to the equity method are eliminated on a pro rata basis to Rhodia's interest in those companies and are deducted from the investment. Losses are eliminated on a pro rata basis to Rhodia's interest only if there is no indication of a loss in asset value.

The earnings of companies that are acquired during the period are consolidated as of the date on which control is acquired. The earnings of companies that are sold during the period are consolidated up until the date on which control is lost. However, those earnings (including capital gains and losses on disposals) and earnings from operations for which the decision has been made to sell them off are classified as "Net income from discontinued operations or operations held for sale" in accordance with the criteria set by IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

TRANSLATION OF TRANSACTIONS AND FINANCIAL STATEMENTS OF FOREIGN COMPANIES

Translation of Transactions in Foreign Currency

Transactions that are denominated in a foreign currency are translated by the subsidiaries into their functional currency at the exchange rate effective on the date of the transaction.

Assets and liabilities in corresponding currencies, except for those that are subject to a foreign-exchange hedge, are translated at the foreign exchange rate effective at the closing date. Foreign-exchange differences resulting from those transactions are recorded in the income statement, except for those that concern borrowings which are part of the net investment in a foreign subsidiary and which are recorded, net of taxes, as translation reserves.

Translation of Financial Statements of Foreign Companies

The functional currency of the consolidated companies is generally their local currency, in which most of their transactions are denominated.

The financial statements of foreign consolidated companies whose functional currency is not the euro are translated as follows:

          o except for equity, for which the historical rates are used, the balance sheet line items are translated based on the official exchange rates at the end of the period,

          o the items on the income statement are translated at the average rate of the period, and

          o the unrealized foreign-exchange gains and losses resulting there from are recorded under consolidated shareholders' equity on the line item "cumulative translation adjustments".

GOODWILL

Goodwill represents the difference between the acquisition cost of businesses acquired and the fair value of net identifiable assets and liabilities acquired, at the date on which control was acquired. Corrections or adjustments may be made to the fair value of these assets and liabilities acquired within twelve months following the acquisition, which results in a retroactive adjustment to goodwill.

Positive goodwill recognized on companies that are consolidated by the equity method is included in the value of the equity investment, under the balance sheet item "Investments accounted for by the equity method".

Positive goodwill is allocated to the cash-generating units that benefit from the business combination. It is not amortized but is subject to impairment tests at least annually or more frequently, if there is evidence of significant loss of value. Any impairments are recorded in operating income.

Negative goodwill is recognized immediately in income.

OTHER INTANGIBLE ASSETS

Research and Development Expenses

Development expenses must be recorded as intangible assets when the criteria defined by IAS 38 "Intangible Assets" are met.

Capitalized expenses include personnel costs, costs of materials and services used, which are directly allocated to the projects concerned. They are depreciated over their expected useful life as of the date on which the products concerned are sold or the industrial processes concerned are used. They are subject to an impairment test if there is evidence of significant loss in value.

Research expenses are recorded in the income statement and constitute expenses of the period.

Greenhouse Gas Emissions Quotas

Under the Kyoto protocol, Europe has agreed to reduce its greenhouse gas emissions. A system of trading of emissions quotas, corresponding to the equivalent of one ton of carbon dioxide of emission, was set up in France, by order 2004-330 dated April 15, 2004.

French operators that have facilities that are classified as emitting greenhouse gas into the atmosphere are assigned emissions quotas in return for the obligation to restore those same quotas to the amount of their actual emissions.

That allocation is done under the national quota-allocation plan, the first reference period of which is three years beginning January 1, 2005. The quotas issued during that first period are free of charge and are valid throughout the first reference period, so long as they are not used. The quotas are freely tradable once they are allocated and may be bought or sold, specifically if the quotas that have been assigned fall short of or exceed the actual emissions.

Due to the IASB's withdrawal of the IFRIC 3 interpretation "Emission Rights" as to the accounting of gas emission quotas, and pending clarifications by the IASB and the IFRIC, Rhodia has recorded emissions quotas according to the following method:

          o emissions quotas allotted, valued at the market price on the allotment date, are recorded under "Other Intangible Assets" offset by the recording of the subsidy. That subsidy is credited to the income statement on a straight-line basis over the reference period (in the absence of seasonal emissions),

          o a liability corresponding to the quotas to be restored is recorded as an expense over the period representing the gas emissions measured. That liability is valued at the starting value of the quotas that have been allotted or bought and, as the case may be, at the market value if the amount that the number of quotas held at the close of the period falls short of the number of quotas to be restored.

The intangible assets corresponding to the surplus of the allocated quotas over the emissions expected follows the same impairment-test rules as the non-amortizable intangible assets.

Other Intangible Assets

These consist primarily of patents, trademarks and software and are amortized over their expected useful life:

          o patents and trademarks over an average period of twenty-five years, and

          o    software over a period of three to five years.

Intangible assets appear on the balance sheet at their acquisition cost, including any interim interest accrued during their development period.

When their useful life is definite, the intangible assets are amortized according to the straight-line method over periods that correspond to their expected useful life. The method of amortization and the useful life are reviewed at least yearly.

When their useful life is indefinite, they are subject to an impairment test either annually or whenever there is evidence of a significant loss in value.

TANGIBLE ASSETS

The tangible assets of Rhodia are recorded as an asset at their acquisition cost when they meet the following criteria:

          o probability that the future economic benefits associated with this asset will flow to Rhodia, and

          o    reliable estimate of the cost of this asset can be made.

Tangible assets appear on the balance sheet at their acquisition cost, including any interim interest accrued during the construction period. They did not undergo any revaluation on the opening balance sheet prepared according to IFRS. They were recorded according to the component-based approach, which provides for different accounting of assets that have different useful lives.

Subsequent Costs

Expenses incurred for replacing a component of a tangible asset are capitalized and the net book value of the replaced component is removed from the balance sheet.

The other expenses incurred subsequent to the acquisition of a tangible asset are capitalized only if they improve its performance or extend its useful life. Otherwise, those expenditures are recorded as expenses of the period.

Dismantling Costs

Dismantling costs that meet the criteria of IAS 37 are recorded as a provision with a corresponding increase in the costs of the tangible asset. At present, Rhodia does not have any obligation to dismantle its operating installations and thus has not recorded a provision relating to dismantling costs in its tangible assets.

Depreciation

Depreciation of the principal tangible assets is calculated according to the straight-line method over the average estimated useful lives as follows:

---------------------------------------------------------------------------
Buildings                                                      10-40 years
---------------------------------------------------------------------------
Plant and equipment:
 Machinery and equipment                                        5-15 years
 Other equipment                                                3-15 years
 Vehicles                                                       4-20 years
 Furniture                                                     10-15 years
---------------------------------------------------------------------------
Some specific tangible assets may be depreciated over useful lives different from those stated above.

Cost of Major Inspections or Overhauls

These expenditures make it possible to check and maintain the proper operating condition of some facilities without extending their useful lives. They are regarded as specific asset components and thus are recorded as assets in the balance sheet. They are depreciated over their useful lives until the next major inspection or overhaul.

Leasing Agreements

Assets leased under financial leases or other long-term leasing arrangements that show the characteristics of an acquisition are capitalized based on their fair value at the date on which the agreement was signed and are depreciated as described above. The corresponding financial debt is recorded under liabilities. The contracts are considered financial leases if they transfer substantially all of the benefits and risks of ownership to Rhodia. This treatment is also applied to agreements which are dealt with by the IFRIC 4 interpretation respecting the valuation of the nature of certain leasing agreements, which has not been adopted by the European Union as of June 30, 2005.

Investment Subsidies

Investment subsidies are recorded in liabilities and are reversed into income at the same rate as the depreciation of the related tangible assets.

Non-Current Assets or Groups of Assets Held for Sale

Non-current assets or groups of assets held for sale are presented on a separate line on the balance sheet and are valued either at their net book value or at their fair value net of selling costs, whichever is lower. Their amortization ceases at the date of their classification into this category.

DEPRECIATION OF TANGIBLE AND INTANGIBLE ASSETS

Asset impairment tests are performed at least annually and more frequently if there are indications of significant loss in value for goodwill and indefinite-lived intangible assets, and only if there is evidence of significant loss in value for other assets.

For testing purposes, assets are grouped into cash-generating units ("CGUs"), in accordance with the provisions of IAS 36 "Impairment of Assets" The CGU represents the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other groups of assets.

Goodwill is assigned to CGUs or groups of CGUs which benefit from the synergies of the business combination that generated the goodwill.

Through these tests, Rhodia ensures that the net book value of its assets do not exceed their recoverable value, that being equal to either the fair value less disposal costs or value in use, whichever is higher. The value in use corresponds to the present value of the future cash flows expected to be derived from an asset or cash-generating unit, taking into account all relevant information.

For these tests, Rhodia uses a discount rate determined based on the after tax average cost of capital, the only rate available on the market.

Any losses in value are initially charged to the goodwill allocated to the CGU or groups of CGUs tested, then to the other assets of the CGU or group of CGUs in proportion to their net book value.

That charge is not allocated to an asset if the effect is to reduce the book value of the individual asset below its fair value less disposal costs, its value in use or zero.

Any losses in the value of goodwill are permanent and cannot be reversed in a later year.

NON-CURRENT ASSETS HELD FOR SALE

When an asset is to be sold, i.e. when Rhodia expects to recover the cost of the asset by selling the asset rather than using it, the asset is classified as to be sold and is valued either at the lower of its net book value or its fair value net of disposal costs. The asset is no longer amortized and the differences with respect to the fair value net of disposal costs (whether they are recorded at the time of the initial classification or subsequently) constitute depreciation (or reversals of depreciation if the value has increased). If the sale exceeds the framework of an identifiable asset and concerns a group of related assets and liabilities that Rhodia intends to dispose of in a single transaction, those assets and liabilities are classified as being held for sale, with no offsetting between assets and liabilities, and valued at the lower of their net book value or their fair value net of disposal costs.

FINANCIAL ASSETS

Purchases and sales of financial assets are recorded at the transaction date, the date at which Rhodia agreed to purchase or sell the asset. When they are initially recorded, financial assets are recorded in the balance sheet at their fair value plus transaction costs directly attributable to the acquisition or issuance of the asset (except for the category of financial assets that are valued directly at their fair value and for which the variation in fair value is recorded in the income statement).

Financial assets are removed from the balance sheet when the rights to future cash flows have expired or have been transferred to a third party and Rhodia has transferred most of the risks and benefits and controls.

At the initial recording date, based on the purpose of the acquisition, Rhodia determines the classification of the financial asset in one of four categories, provided by IAS 39:

          o    Financial assets at fair value through profit or loss:

          o These are financial assets that the company originally intended to resell in the short term or assets voluntarily classified in that category. They are valued at the market value and variations in fair value are recorded in the income statement.

               Organismes de Placement Collectif en Valeurs Mobilieres (or OPCVM) are classified in this category.

          o    Loans and receivables:

               Loans and receivables are non-derivative financial assets with fixed or determinable payments not listed on a regulated market. These assets are recorded according to the amortized cost method. Short-term receivables with no declared interest rate are recorded at the nominal amount unless restatement at the market rate had a significant impact. Depreciation is recorded when the estimated recovery value is less than the book value.

               This category includes operating receivables, deposits and guaranties, active current accounts, and loans.

          o    Held-to-maturity investments:

               Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments with conditions of maturity and revenue that are determined at issuance and for which Rhodia has the intention and the means to meet the maturities. They are valued at amortized cost and are impaired in the event of loss in value.

          o    Available-for-sale financial assets:

               These are non-derivative financial assets that do not belong to other categories. They are valued on the balance sheet at their market value;

               variations in value are recorded in equity. When available-for-sale financial assets are sold or depreciated, the cumulative adjustments of variations in fair value recorded as equity are transferred to the income statement.

               For exchange-listed securities, the fair value corresponds to a market price and, for securities that are not exchange-listed, it corresponds to a reference to recent transactions or to a technical valuation based on reliable and objective indications with the other appraisals used by other market players. However, when it is impossible to reasonably determine the fair value of a security, it is kept at the historical cost.

               This category consists primarily of non-consolidated investments.

INVENTORIES AND WORK IN PROGRESS

Inventories are valued at the lower of their cost or their net realizable value. The cost is determined according to either the weighted average cost or the first in - first out (FIFO) method.

Inventories of finished products and work in progress are valued based on the production cost, which takes into account, in addition to the cost of materials and supplies used, a portion of the overhead expenses, excluding administrative overhead expenses. The market value of raw materials and other items stored is based on the net selling value and takes into consideration impairments related to the obsolescence of inventories.

TRADE RECEIVABLES AND RELATED ACCOUNTS

Trade receivables and related accounts are recorded initially at their fair value and subsequently valued at the amortized cost according to the effective interest rate method, minus any provision for impairment.

If there is objective evidence of impairment or if there is a risk that Rhodia might not be able to collect all contractual amounts (principal and interest) at the dates set in the contractual timetable, a provision for impairment is recorded in the income statement. That provision is equal to the difference between the amount recorded on the balance sheet and the present value of recoverable estimated future flows, restated at the effective interest rate.

CASH AND CASH EQUIVALENTS

This includes liquidities, short-term investments and other liquid, easily convertible instruments for which the risk of a change in value is negligible and for which the maturity is fewer than three months from the acquisition date.

Cash equivalents are valued at their fair value through profit or loss.

TAXES

The income tax expense corresponds to the current tax payable by each consolidated subsidiary, adjusted for deferred taxes.

Deferred taxes are calculated by tax entity on the deductible temporary differences, including losses that can be carried forward and on taxable temporary differences. Temporary differences are the differences between the tax bases of assets and liabilities and their book value on the balance sheet, including assets that Rhodia has at its disposal in connection with financial leasing.

The tax rates used for each tax entity are the rates applicable during the fiscal year in which the differences are reversed.

Any non-recoverable withholding taxes on undistributed income of companies consolidated by the equity method are subject to a provision unless it is expected that those reserves will continue to be held permanently by the subsidiaries.

Deferred tax assets, including losses that can be carried forward, are recognized if it is probable that the tax entities concerned will show taxable profits against which those assets can be utilized.

Deferred taxes are recorded as expenses or as income in the income statement except when they are related to items that are directly attributed to equity. In that case, deferred taxes are charged to equity. That is the case with deferred taxes on derivatives eligible for hedge accounting.

Pursuant to IAS12 "Income Taxes", deferred tax assets and liabilities are not discounted.

Assets and liabilities are offset at the level of each tax entity.

PROVISION FOR PENSION AND SIMILAR OBLIGATIONS

Rhodia and its subsidiaries offer their employees different supplemental pension, retirement and other post-employment benefits plans. The specific characteristics of these plans vary depending on the laws, regulations and practices applicable in each country where the employees work.

The plans that are currently in place are either defined contribution or defined benefit plans.

Defined contribution plans are characterized by payments to third-party entities, which release the employer from any subsequent obligation, as the entity assumes responsibility for paying the employees the amounts that are owed to them. Therefore, once the contributions have been paid, no liability appears in Rhodia's accounts except for the expense of the contributions paid to the entities.

Defined benefit plans designate the post-employment benefit plans differently than defined contribution plans. Rhodia is required to make provisions for the agreed-upon benefits for its employees who are currently working and to pay the benefits of its former employees. The actuarial risk and the investment risk are substantially borne by the Group.

Obligations regarding pension, retirement and other post-employment obligations, including termination payments, are valued using a method which takes into account projected end-of-career salaries (known as the "projected unit credit method") on an individual basis, which is based on assumptions for discount rates, expected long-term rates of return on the invested funds specific to each country, and on scenarios as to life expectancy, staff rotation, change in salaries, revaluation of annuities, inflation of medical costs and present-value restatement of amounts payable. The scenarios specific to each plan take into account local economic and demographic conditions.

The value that is recorded on the balance sheet as to pension and other employee-benefit obligations corresponds to the difference between the present value of future benefits and the plan assets invested at fair value, which are intended to cover these obligations, plus unrealized losses or minus unrealized gains within the limits set by IAS 19. When the result of that calculation is a net obligation, a provision is recorded under liabilities on the balance sheet; in the opposite case, an asset is recorded on the balance sheet on the line "Other Non-Current Assets".

To determine the pension expense for the period, Rhodia amortizes actuarial gains or losses if, at the start of the year, those unrecognized net actuarial gains or losses exceed 10% of either the actuarial benefit obligation or the fair value of the assets of the plan concerned, whichever is higher. That amortization is done over the remaining working life of active beneficiaries of the plan and over the estimated remaining life of the retired beneficiaries of the plan.

Defined benefit plans may result in the recording of provisions and concern essentially:

1) pension obligations, such as pension annuity plans, retirement bonuses, other pension obligations and pension add-ons,

2) other long-term benefits, such as seniority awards, early retirement plans, and

3)     other employee benefits, such as medical expense insurance plans.

The actuarial calculations of pension and other employee benefits obligations are performed by independent actuaries during the second half of each year. Consequently, the valuation of the provisions and the expense during the first half of the current year is based on the projected calculations performed at the end of the previous year.

ENVIRONMENTAL LIABILITIES

Rhodia records provisions for environmental liabilities when it is probable that it has an obligation that will result in an outlay of cash and the amount of the liability can be reliably determined. Rhodia calculates these provisions to the best of its knowledge of applicable regulations, the nature and extent of the remediation, cleanup technology and other available information. Estimated future expenses are subject to discounting based on a risk-free and inflation-free rate specific to each country concerned.

Rhodia does an annual review of all its environmental liabilities and takes into account, for interim closings, any change that necessitates a significant recalculation of the corresponding provisions.

STOCK OPTIONS

Rhodia has established stock subscription option plans for certain employees.

Pursuant to IFRS 2, "Share-Based Payment", the services received from employees in connection with the granting of option plans are recorded as expenses in the income statement offset by an adjustment to equity. The expense corresponds to the fair value of stock purchase and subscription plans, which is recorded according to the straight-line method in the income statement over the vesting periods of rights under these plans.

The fair value of the option plans is calculated at the grant date, according to the Black & Scholes pricing model, taking into account their expected lifespan and the estimated rate of cancellation of the options. Hence, that valuation is not modified unless it is to adjust the expense for the actual cancellation rate of the options, if that adjustment is significant.

PROVISIONS FOR RISKS AND EXPENSES

A provision is recorded when Rhodia has a current (legal or constructive) obligation resulting from a past event, for which the amount can be reliably determined, and the settlement of which should result in an outlay of cash representing economic benefits for Rhodia.

Provisions are subject to discounting if their impact is significant.

ACCOUNTING FOR SALES REVENUE

Revenue from the sale of products or services is recorded net of discounts, commercial benefits granted and sales taxes, when the risks and benefits inherent in ownership have been transferred to the customers or the service has been provided.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses consist of environmental costs connected with sites that have been closed or activities that have been shutdown, and the expenses connected with accidental contamination at active sites. They also include capital gains or losses on sales and restructuring expenses incurred when operations are disposed of or shut down, and costs of provisions made for employees targeted by staffing adjustment measures.

INCOME/(LOSS) FROM OPERATIONS

Income/(loss) from operations corresponds to the total expenses and income not resulting from financing activities, equity companies, discontinued or discontinuing activities, or taxes.

FINANCIAL INCOME/(EXPENSE)

Financial income/(expense) consists of the cost of the gross financial debt, treasury products, the financial cost of environmental expenses and other financial income and expense.

All interest expense is recognized in the year in which it is incurred. Pursuant to IAS 16 and IAS 23, the interest on borrowing connected with construction and acquisition of tangible assets is capitalized in the cost of the asset.

EARNINGS PER SHARE

Earnings per share are calculated by dividing the net income by the average number of shares outstanding during the year after deducting shares held by Rhodia.

The diluted earnings per share are calculated by taking into account the average number of shares outstanding, converting all existing dilutive instruments (stock option plans and bonds convertible into shares) and the value of goods or services to be received under each stock subscription or purchase option.

Rhodia also provides earnings per share calculated by dividing the net income by the number of shares issued at the close of each year for which the financial statements are being provided.

ASSET SECURITIZATION PROGRAMS

In the management of its operations, Rhodia may, particularly in connection with programs for sales of commercial receivables, utilize separate legal structures, such as dedicated fonds communs de creances (securitization funds).

In accordance with SIC 12, "Consolidation - Special Purpose Entities", Rhodia fully consolidates all structures in which the group exercises substantial control.

Moreover, receivables that are sold directly to a factor or in connection with sales-of-receivables programs without setting up any separate legal structures are not taken off the balance sheet if Rhodia retains most of the risks and benefits.

FINANCIAL LIABILITIES

All borrowings are initially recorded at cost, which corresponds to the fair value of the amount received net of borrowing-related costs. Subsequently, those borrowings are recorded at the amortized cost, using the effective interest rate method.

The effective rate corresponds to the rate that gives the initial book value of a borrowing by restating its estimated future cash flows. The initial book value of the borrowing includes the transaction costs and any issuance premiums.

DERIVATIVE INSTRUMENTS

Derivative instruments (interest rate swaps, foreign exchange futures, commodity options and swaps, and energy purchase and sale contracts) that are not designated as hedge instruments for operating transactions are initially and subsequently valued at fair value. Variations in fair value are recorded as financial income.

When the financial instrument can be characterized as a hedge instrument, those instruments are valued and recorded pursuant to the hedge accounting criteria of IAS 39.

If the derivative instrument is designated as a cash flow hedge, the gain or loss in value of the effective portion of the derivative is recorded in shareholders' equity. It is reclassified into income when the hedged item itself is recorded as income. The ineffective portion of the derivative is recorded directly in the income statement. When the hedged item is a future debt issue, the reclassification into income is performed over the term of the debt, after it has been issued. When the planned transaction translates into recognition of a non-financial asset or liability, the cumulative variations in the fair value of the hedge instrument previously recorded as equity are incorporated into the initial valuation of the asset or liability in question.

If the derivative instrument is intended as a fair value hedge, the gain or loss in value of the derivative and the gain or loss in value of the hedged item attributable to the hedged risk are recorded in income in the same period.

A foreign-exchange hedge of a net investment in a foreign entity is recorded in the same manner as a cash flow hedge. Variations in the fair value of the hedge instrument are recorded as equity as to the effective part of the hedge ratio, while the variations in the fair value pertaining to the ineffective part of the hedge are recognized as financial income. When the investment in the foreign entity is sold, all variations in the fair value of the hedge instrument previously recorded as equity are transferred to the income statement on the lines "Other Operating Income" or "Other Operating Expenses".

USE OF ESTIMATES

Preparing the financial statements in accordance with generally accepted accounting principles requires Rhodia's management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures provided on these assets and liabilities at the date of preparation of the financial statements and the amounts presented in income and expenses for the period.

Management continually reviews its estimates and assumptions based on its experience as well as various other factors considered reasonable, which constitute the basis of its evaluations of the book values of assets and liabilities. Actual results could differ significantly from these estimates and assumptions based on different conditions.

With respect to interim periods, the estimates may be more significant than with respect to annual statements, in particular with respect to the determination of income tax expenses, which are estimated on the basis of annual projections.

2. Change in continuing operations

The scope of consolidation did not show any significant change as of June 30, 2005.

The agreement to sell the chlorine business at the Staveley site (United Kingdom) to Ineos Chlor Ltd was signed in November 2004. This sale was finalized on March 31, 2005, resulting in the permanent closure of chlorine production at the site.

a) Discontinued Operations:

The discontinued operations of the Rhodia group correspond to sales of operations that are in progress or have been discontinued as a result of the group's divestment of some of its operations.

The main operations sold or held for sale in 2004 are as follows:

          o In May 2004, the food ingredients business was sold to the Danisco Group,

          o In June 2004, the European specialty phosphates business was sold to Thermphos International,

          o In August 2004, the European potable and waste water treatment businesses were sold to Feralco AB and to Novasep,

          o In August 2004, the North American specialty phosphates business was sold to Bain Capital,

          o In November 2004, the sulfuric acid business at the Staveley, U.K., site was sold to Ineos Chlor Ltd., and

          o In December 2004, the anaesthetics business was sold to Nicholas Piramal India Ltd.

The main operations that have been sold or undertaken to be sold in 2005 are as follows:

          o In April, negotiations were announced between Rhodia and SNIA, each of which holds a 50% stake in the joint venture Nylstar, with RadiciGoup, a milestone in the divestment of the European textile business

          o In June, its HFC Isceons refrigerant fluid business was sold to DuPont

          o In August, the European business of silicon mastic sealant in tubes was sold to Henkel.

In accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", the assets, respecting discontinued and discontinuing activities and the liabilities that are directly attached to them were reclassified on the balance sheet as "Assets Held for Sale" and "Liabilities Held for Sale". When the criteria of IFRS 5 are met, the net results of the discontinued or discontinuing activities, as well as the results of the sale, including the adjustment of assets to fair value, net of selling costs, are presented under the income statement line item "Net income/(loss) from discontinued operations". They are primarily tangible assets, and working capital requirements of these operations, and the value of shares previously accounted for under the equity method for Nylstar.

-----------------------------------------------------------------------------------------------------------
                                                            Net income/(loss) from discontinued operations
-----------------------------------------------------------------------------------------------------------

                                                                             December 31,
(in millions of euros)                                    June 30, 2005             2004   June 30, 2004

Sales - products                                                      7              448             368

Operating income/(loss) before gains/(losses) on asset
disposals                                                            (9)             (14)             19

Gains/(losses) on assets disposals - net                                             217             190

Financial expenses                                                                    (3)

Income/(loss) of discontinued operations before income
taxes                                                                (9)             200             209

Equity in earnings/(losses) of affiliated companies                                  (68)            (13)

Taxes                                                                                (22)

Income/(loss) from discontinued operations for the period            (9)             110             196

Net income/(loss) of discontinued operations                         (9)             110             196
-----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                      Assets held for sale
                                                     and related liabilities
                                                --------------------------------
(in millions of euros)                           June 30, 2005 December 31, 2004

Goodwill

Intangible assets

Tangible assets                                          3

Other non-current assets                                 2

Inventories and work in progress                         6

Other current assets                                    13

Assets held for sale                                    24                 -

Related liabilities                                     15                 -
--------------------------------------------------------------------------------

b)     Other changes in the scope of consolidation:

1.     In December 2004, Rhodia acquired the Chloralp group from La Roche
       Industries.

2. As of December 31, 2004, and due to the acquisition of the Chloralp group, the Cevco company, which previously had been consolidated by the equity method, became fully consolidated.

3.     Intangible assets

a)     Goodwill

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                           Gross Value   Amortization      Net Value
-----------------------------------------------------------------------------------------------------------
At January 1                                                             599          (373)            226

Acquisitions, disposals                                                    1                             1

Impairment

Others                                                                     1            (1)              0

Cumulative translation adjustments                                        41           (23)             18

At June 30                                                               642          (397)            245
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
Net goodwill by origin
-----------------------------------------------------------------------------------------------------------
                                                                                               December 31,
(in millions of euros)                                                       June 30, 2005            2004
A. & W.                                                                                110             101

ChiRex                                                                                   0               0

RTZ                                                                                     24              22

Stauffer Chemicals Inc                                                                  41              36

Kofran                                                                                  32              31

Others                                                                                  38              36

Total                                                                                  245             226
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------

b) Other intangible assets
-----------------------------------------------------------------------------------------------------------

                                              Patents and                Development
(in millions of euros)                         trademarks    Software       expenses   Other(1)      Total
-----------------------------------------------------------------------------------------------------------

2004 Financial year

Gross value                                            94         259          11          68         432

Depreciation and amortization                        (71)       (192)         (1)        (29)       (293)

Net book value at December 31, 2004                    23          67          10          39         139

June 30, 2005

Gross value                                           101         279          14          87         481

Depreciation and amortization(2)                     (79)       (217)         (2)        (29)       (327)

Net book value at June 30, 2005                        22          62          12          58         154

(1) Greenhouse gas emissions quotas
At June 30, 2005, the item "Other intangible assets" included the greenhouse gas emissions quotas for the gross and book values
(net) of (euro)18 million.
(2) Depreciation of patent and trademarks
At June 30, 2005 the item "Depreciation and Amortization" included a depreciation of (euro)(4) million following the impairment on Rhodia Pharma Solutions.
-----------------------------------------------------------------------------------------------------------

4.     Tangible assets

a)     By nature

-----------------------------------------------------------------------------------------------------------
                                                                                           Net book value
                                                                           Net book value    December 31,
(in millions of euros)                       Gross value    Amortization    June 30, 2005            2004
-----------------------------------------------------------------------------------------------------------
Land                                                 169            (36)              133             123

Buildings                                          1,094           (733)              361             391

Plant and equipment                                5,841         (4,306)            1,535           1,601

Assets under construction                            164               -              164             130

Total                                              7,268         (5,075)            2,193           2,245
-----------------------------------------------------------------------------------------------------------



b) Movements during the period

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                                                                2005
-----------------------------------------------------------------------------------------------------------
January 1                                                                                            2,245

Additions                                                                                               91

Disposals and out of service                                                                           (8)

Depreciation and amortization                                                                        (259)

Other (translation adjustments, changes in scope of consolidation)                                     123

June 30                                                                                              2,193
-----------------------------------------------------------------------------------------------------------

The 2005 depreciation and amortization includes an impairment of (euro)(97) million resulting from an impairment test. That expense is recorded in the income statement on the line item "Cost of Sales".

This impairment relates to the assets of the three sites composing the "Prescription Health" cash-generating unit of Rhodia Pharma Solutions. Its assets, located in England and the United States, concern the development service activities, the manufacturing of "building blocks", and the manufacturing by Rhodia Pharma Solutions' synthesis intermediaries.

The impairment results from revised development perspectives of this enterprise due to:

          o the unfavorable economic trend during the first six months of 2005 as a result of:

               a. a decline in sales of 18% from the preceding year, linked in particular to the withdrawal from the market of a medication for which this cash-generating unit manufactured the key intermediary, and

               b. the overall diminishing of margins in the over-saturated pharmaceutical sector; and

          o the revised perception of a downward trending growth curve in the pharmaceutical subcontracting sector, negatively impacted by the increasingly stringent safety protocols required for bringing new molecules to market.

The distribution of depreciation on tangible assets is analyzed as follows:

--------------------------------------------------------------------------------
Pharma solutions (Prescription health)
--------------------------------------------------------------------------------

                                                                      Impairment
(in millions of euros)                                          at June 30, 2005

Land                                                                           5

Buildings                                                                     24

Plant and equipment                                                           67

Assets under construction                                                      1

Total                                                                         97
--------------------------------------------------------------------------------



The value in use of the "Prescription Health" cash-generating unit, which was close to zero, was determined based on future net cash flows, using a discount rate of 10% after taxes, comparable to that used in 2004.

Because of the high sensitivity of the value in use to the calculation scenarios used and the difficulty to estimate the fair value of the assets in question, the Rhodia group impaired all of the tangible assets of the cash-generating unit as of June 30, 2005.

At the end of 2004, the English tangible assets of that cash-generating unit had already undergone partial impairment of (euro)(55) million while the remaining goodwill had been fully depreciated by (euro)(73) million.

5.     Investments at cost

----------------------------------------------------------------------------------------------------------------
(in millions of euros)
                                                             Ownership %  June 30, 2005       December 31, 2004
----------------------------------------------------------------------------------------------------------------
Phosphoric Fertilizers Industry (Greece)                            8.41              7                       9

Other (less than (euro)5 Million)                                      -             22                      32

Total                                                                                29                      41
----------------------------------------------------------------------------------------------------------------


As of June 30, 2005, the recent sale of investments of non-consolidated distribution companies located in the Middle East entailed adjusting their book value to their market value net of selling costs of (euro)(6) million and their reclassification as "Assets Held for Sale" for a net value of (euro)3 million. That sale was finalized on July 12, 2005.

The "Other" line consists of companies that are majority-controlled or more than 20% held but are not consolidated because they are insignificant.

6.     Sales of receivables

The amount of receivables sold included on the line "Trade receivables and related accounts" or "Other receivables" as of June 30, 2005 and as of December 31, 2004 is (euro)378 million and (euro)466 million, respectively. The amount of the corresponding financing is analyzed in note 10.

7.     Inventories and work in progress

-----------------------------------------------------------------------------------------------------------
(in millions of euros)
                                                                         June 30, 2005  December 31, 2004
-----------------------------------------------------------------------------------------------------------
Raw materials inventories                                                          328                310

Work in progress                                                                    49                 41

Finished products inventories                                                      453                427

Total gross inventories and work in progress                                       830                778

Provisions                                                                        (79)               (77)

Total net inventories and work in progress                                         752                701
-----------------------------------------------------------------------------------------------------------


8.     Shareholders' equity

(a)    Share Capital

At the March 31, 2004 shareholders' meeting, the shareholders delegated to the Board of Directors the authority necessary to issue new capital, with or without preferential subscription rights, in an amount not to exceed (euro)1 billion. Within the scope of that authorization, on April 13, 2004, Rhodia launched a new issue of capital with preferential subscription rights, which generated gross proceeds of (euro)471 million. That new issue of capital resulted in the issuance of 448,272,970 new shares based on a ratio of five new shares for every two existing shares. The new shares were sold at (euro)1.05 per new share, or a premium of (euro)0.05 per share, which generated an issuance premium of (euro)22 million.

As of June 30, 2005 and December 31, 2004, the share capital was composed of 627,582,158 shares with a par value of 1 euro. No diluting instrument was issued during the six months ended June 30, 2005.

The weighted average number of shares outstanding for the first half of 2005 and 2004 and the year ended December 31, 2004 was 627,582,158, 314,776,294 and
471,607,727, respectively. Basic earnings per share are determined directly on the basis of this amount.

The diluted net earnings per share are determined based on the weighted average number of shares outstanding if all dilutive instruments at the closing date had been exercised in full.

However, when the net income is negative, the diluted net earnings per share are equal to the basic earnings per share, because taking the dilutive instruments into account cannot lead to a reduction in the loss per share.

At June 30, 2005 and December 31, 2004, Sanofi-Aventis owned 15.3% of Rhodia's capital.

(b)    Treasury shares

At June 30, 2005 and December 31, 2004, Rhodia did not hold any of its own shares, nor is it a party to any options to purchase or sell its own shares.

(c)      Reserves

At June 30, 2005 and December 31, 2004, Rhodia S.A. did not have any distributable reserves.

(d)    Cumulative Translation Adjustments

The net change in the cumulative translation adjustments for the first half of 2005 was (euro)101 million. That variation is primarily due to the impact of the change in the exchange rate of the Brazilian Real.

9.     Provisions

a)     Analysis by nature

-----------------------------------------------------------------------------------------------------------
                                                    June 30, 2005                 December 31, 2004
-----------------------------------------------------------------------------------------------------------
                                               More than one  Less than one  More than one  Less than one
                                                        year           year           year           year

Pension and retirement costs                             959             51            929             67

Restructuring                                             26             97             27            113

Environmental                                            174             60            143             65

Other                                                    192             78            155             66

Total                                                  1,351            286          1,254            311
-----------------------------------------------------------------------------------------------------------


b) Movements during the period

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Cumulative
                     January 1,        New  Utilization/Expenditures   Change in     Translation      Other     June 30,
(in millions of euros)     2005    charges       charged to reserves       scope     Adjustments   movements(1)     2005
------------------------------------------------------------------------------------------------------------------------------------
Pension and                 996        30                 (39)                0               13          10      1,010
retirement costs

Restructuring               140        28                 (51)               (1)               3           4        123

Environmental               208         8                 (14)                0               25           7        234

Other                       221        18                 (29)                0               20          40        270

Total                     1,565        84                (133)               (1)              61          61      1,637

(1) Other movements during the period include:
Reclassifications:
-of (euro)7 million resulting from the accretion of discount mainly for environmental provisions for the first six months, and
-of (euro)38 million related to other debt.
Certain retirement obligations and related rights have been extinguished as a result of the restructurings that took place during the period as well the discontinuation of certain activities. As a result, the provision for retirement and related rights has been carried forward and recorded as (euro)2 million in the income statement under the item "Restructuring expenses".
------------------------------------------------------------------------------------------------------------------------------------


c)     Restructuring

The provisions for restructuring include the following expenses:

--------------------------------------------------------------------------------
(in millions of euros)                                                      2005
--------------------------------------------------------------------------------
Employee termination benefits                                                 92

Closure costs                                                                 31

Total                                                                        123
--------------------------------------------------------------------------------

Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented include compulsory and voluntary measures. Compulsory severance benefits are accrued for at the date of announcement of the plan by management to the authorized employee representatives along with a detailed implementation plan for these measures. Voluntary severance benefits are accrued based on probable employee terminations.

As of June 30, 2005, new charges related to restructuring were (euro)28 million,
(euro)8 million of which result from the revision of plans undertaken prior to January 1, 2005.

d)     Environment

As of June 30, 2005, environment-related charges were (euro)8 million and essentially corresponded to revisions, for insignificant individual amounts, to provisions that had been established previously for various sites.

10.    Financial debts

a)     Refinancing Agreement

During the first half of 2005, Rhodia completed the following transactions:

          o On February 14, 2005, Rhodia sold (euro)500 million aggregate principal amount of its 8.000% Senior Notes due 2010. The senior notes were issued at a price equal to 103.5% of the principal amount or an effective interest rate of 7.19%. The issuance costs amounted to (euro)13 million.

          o On February 18, 2005, Rhodia reimbursed amounts owed under outstanding debt and financial lease agreements for a total amount of (euro)108 million.

          o On March 18, 2005, Rhodia repurchased over 80% of its previously outstanding (euro)300 million aggregate principal amount of 6.00% Euro Medium-term Notes, due March 2006 for a total cost of
               (euro)246 million. The premium paid amounted to (euro)8 million.

The bond offering of February 14, 2005 also resulted in a reduction of the amount of the RFA's (Refinancing Facility Agreement) medium-term credit facility from (euro)565 million to (euro)313 million. This reduction was in accordance with commitments made by Rhodia under the terms of RFA to reduce the facility by an amount equal to portion of the proceeds raised from the offering of the bonds (50% of the amount of the net proceeds from the offering).

On June 17, 2005, Rhodia entered into a new syndicated line of credit Revolving Credit Facility (RCF) with a limited number of banks which replaces the current syndicated credit facility (RFA). The maximum amount of borrowings under this new credit facility is (euro)300 million, with a maturity date of June 30, 2008.

b)     Financial debt analysis

All financial debt indicated below is senior (except for subordinated bonds in USD and e) and is nonconvertible.

-------------------------------------------------------------------------------------------------------------------
June 30, 2005
-------------------------------------------------------------------------------------------------------------------
(in millions of euros)                                             Amount(2)       Maturity            Interest
                                                                                                        rate(3)
European medium - term notes 2001                                         54     03/26/2006               6.11%

Senior notes - 2003, USD tranche                                         162     06/01/2010               8.16%

Senior notes - 2003, (euro) tranche(1)                                   701     06/01/2010               8.05%

Senior subordinated notes - 2003, USD tranche                            311     06/01/2011               9.38%

Senior subordinated notes - 2003, (euro) tranche(1)                      297     06/01/2011               9.76%

Senior notes - 2004, USD tranche                                         507     06/01/2010              11.70%

Senior notes - 2004, (euro) tranche                                      171     06/01/2010              11.96%

Other obligations                                                         25     03/10/2006     Euribor + 1.30%

                                                                                                Libor/Euribor +
Revolving syndicated and bilateral credit facilities                     398    2005 - 2016         0.40%/3.05%

Commercial paper                                                          10     1-3 months     Euribor + 0.70%

Securitizations                                                          260     12/31/2005               5.70%

                                                                                                  Libor/Euribor
Capital lease obligations                                                139      2005-2016             + 3.05%

Other debt                                                                36      2005-2016               0%/5%

TOTAL                                                                  3,071

(1) The impact of the fair value hedge is (euro)2 million on the euro-denominated Senior Notes - 2003 and (euro)4 million on the euro-denominated Senior Subordinated Notes - 2003.
(2) Excludes accrued interest of (euro)17 million, included in other current liabilities.
(3) Excludes the impact of derivatives.
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
December 31, 2004
-------------------------------------------------------------------------------------------------------------------
(in millions euros)                                                Amount(2)       Maturity       Interest rate(3)

European medium - term notes 2000                                         49     05/31/2005                  6.25%

European medium - term notes 2001(1)                                     304     03/26/2006                  6.11%

Senior notes - 2003, USD tranche                                         143     06/01/2010                 8.160%

Senior notes - 2003, (euro) tranche(1)                                   198     06/01/2010                  8.54%

Senior subordinated notes - 2003, USD tranche                            276     06/01/2011                  9.38%

Senior subordinated notes - 2003, (euro) tranche(1)                      297     06/01/2011                  9.76%

Senior notes - 2004, USD tranche                                         448     06/01/2010                 11.70%

Senior notes - 2004, (euro) tranche                                      171     06/01/2010                 11.96%

Other obligations                                                         32     2006-2016            1.8% - 7.90%

                                                                                                   Libor/Euribor +
Revolving syndicated and bilateral credit facilities                     406      2005-2007            0.40%/3.05%

Commercial paper                                                          13     1-3 months        Euribor + 0.70%

Securitizations                                                          334     12/31/2005                  3.50%
                                                                                                   Libor/Euribor +

Capital lease obligations                                                244      2005-2009                  3.05%

Other debts                                                               25      2005-2016                  0%/5%

TOTAL                                                                  2,940
----------------------------------------------------------------------------------------------------------------------


(1) The impact of the fair value hedge is (euro)5 million on the
European medium-term notes 2001, (euro)2 million on the euro-denominated Senior Notes - 2003 and (euro)4 million on the euro-denominated Senior Subordinated Notes - 2003.
(2) Excludes accrued interest of (euro)28 million, included in other current liabilities.
(3) Excludes the impact of derivatives.
--------------------------------------------------------------------------------

The accrued interest related to financial debt increased to (euro)17 million at June 30, 2005 and (euro)28 million at December 31, 2004.

11.    Financial instruments and derivatives

The fair value of derivative financial instruments breaks down as follows:

--------------------------------------------------------------------------------
                                                 June 30,
(in millions of euros)                              2005     December 31, 2004
--------------------------------------------------------------------------------
                                             Market value      Market value
Interest rate contracts                               (1)              (15)

Foreign exchange contracts(*)                         11                 1

Petroleum contracts                                    1                 1

Electricity contracts                                 (2)                -

Total                                                  9               (13)

(*) The market value of the exchange options related to dollar-denominated long-term hedging and their value in the accounts represented (euro)9 million at June 30, 2005.
--------------------------------------------------------------------------------


Hedge accounting is not systematically applied to these contracts, even if they are used for hedge purposes.

The following table presents the fair values of the derivative financial instruments as of June 30, 2005 and December 31, 2004:

-------------------------------------------------------------------------------
                                                   June 30,
(in millions of euros)                                 2005    December 31, 2004
-------------------------------------------------------------------------------
Financial instruments - assets                           63                  84

Financial instruments - liabilities                      54                  97

Total - net                                               9                 (13)
-------------------------------------------------------------------------------

Rhodia's policy consists of systematically hedging its overall exposure to currency risks. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Rhodia adopted a policy of hedging its interest rate risks based on estimated future exposures, which are periodically reviewed by financial management.

INTEREST RATE RISK MANAGEMENT

Rhodia's exposure to interest rate risk essentially relates to its indebtedness (see Note 10) and, to a lesser extent, its interest rate management activities.

These swap agreements are essentially for terms ranging from two years to five years.

As of June 30, 2005, the nominal amounts of swaps of interest rates, caps and futures entered into by Rhodia are (euro)310 million, (euro)200 million and
(euro)28 million, respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

To manage its foreign exchange risk, Rhodia primarily uses optional or firm futures contracts negotiated privately or on organized markets. The term of those contracts is generally less than six months.

To hedge the foreign-exchange risk on its long-term debt in dollars, Rhodia has set up foreign-exchange barrier options in the amount of $427 million. Those contracts were signed for a term of two years.

Apart from this transaction and forward sales and purchase contracts, Rhodia has entered into option contracts in the amount of $120 million.

MANAGEMENT OF RISK OF FLUCTUATIONS IN PRICE OF OIL-BASED COMMODITIES

Rhodia's exposure to risks of fluctuations in the price of oil-based commodities relates essentially to purchases of petrochemicals and natural gas.

Rhodia hedges those risks by using swaps, options or futures.

As of June 30, 2005, Rhodia had one net open position for this type of instrument, equivalent to 7,500 tons of Fuel Oil and 8,000 tons of Gasoil. The positions not yet unwound had a market value of (euro)1 million.

MANAGEMENT OF RISK OF FLUCTUATION IN PRICE OF ELECTRICITY CONTRACTS

Rhodia's sites are supplied with electrical energy in part by purchasing future electricity blocks on the over-the-counter market.

Pursuant to IFRS, some of the blocks thus purchased are subject to accounting at their fair market value, which as of June 30, 2005 was (euro)(2) million.

COUNTERPARTY RISK

The transactions that generate a potential counterparty risk for Rhodia are essentially:

     -    short-term deposits,

     -    derivative instruments and other financial instruments, and

     -    trade receivables and related accounts.

Rhodia places its short-term deposits and enters into interest rate and currency contracts with major banks and financial institutions. Counterparty risk related to trade receivables and related accounts is limited due to the large number of customers in Rhodia's customer portfolio, their diversification throughout many industries and their diverse geographic locations.

Therefore, at June 30, 2005 and December 31, 2004, Rhodia had no significant counterparty risk.

12.    Other operating income and expenses

---------------------------------------------------------------------------------------------------------------
(in millions of euros)                                  June 30, 2005      December 31, 2004     June 30, 2004
---------------------------------------------------------------------------------------------------------------
Gains/(losses) on asset disposals - net(1)                        (3)                     40               (1)

Environmental costs                                               (8)                    (69)              (3)

Other operating income/(expense)                                  (5)                    (22)               6

Total                                                            (16)                    (51)               2

(1) Including at June 30, 2005, an impairment of (euro)(6) million of the interests in the distribution companies in the Middle East that are currently being sold and a gain of
(euro)2 million from the sale of tangible assets.
---------------------------------------------------------------------------------------------------------------


13.    Financial income

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                  June 30, 2005 December 31, 2004     June 30, 2004
-----------------------------------------------------------------------------------------------------------
Gross interest expense                                          (125)             (239)             (124)

Interest income                                                    8                22                11

Interest expense                                                (117)             (217)             (113)

Other financial charges - net                                    (28)              (74)              (49)

Capitalized interest                                               1                 2                 1

Discounting effects(1)                                           (10)                -                 -

Foreign exchange results                                         (58)               71               (11)

Other                                                              1                (9)               (1)

Total                                                           (211)             (227)             (173)

(1) Including the effect of the variation during the first six months of the accretion of discount of (euro)6 million relating to environmental liabilities provided in prior years.
--------------------------------------------------------------------------------

The other net financial charges include non-recurring expenses related to financing transactions in the first half of 2005 in the amount of (euro)21 million, breaks down as follows:

          o (euro)8 million for the premium on early redemption of the European medium-term notes maturing in 2006, and

          o (euro)13 million in accelerated amortization of costs of setting up the RFA as a result of the reduction in its drawing capacity and setting up a new syndicated credit line on June 17, 2005.

In addition, the other financial expenses include straight-line depreciation of costs of setting up the RFA, in the amount of (euro)5 million.

14.    Income taxes and deferred taxes

TAXES IN THE INCOME STATEMENT

In the absence of any accounting of deferred tax assets as a result of the net loss for the six-month period, specifically in France, the tax expense at June 30, 2005 was (euro)(36) million despite a pre-tax consolidated loss of
(euro)(225) million.

The tax expense breaks down as follows for the six-month periods ended June 30, 2005 and 2004 and the year ended December 31, 2004:

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                  June 30, 2005  December 31, 2004     June 30, 2004
-----------------------------------------------------------------------------------------------------------
Current tax expenses                                             (21)               (43)              (27)

Deferred taxes expense/(gain)                                    (15)               (59)              (15)

Total                                                            (36)              (102)              (42)
-----------------------------------------------------------------------------------------------------------


As of June 30, 2005, due to the presumption of new tax losses expected in the British tax entity, it was decided to write down deferred tax assets in connection with that entity. The related tax change was (euro)(24) million.

TAXES ON THE BALANCE SHEET

The deferred taxes break down as follows:

--------------------------------------------------------------------------------

(in millions of euros)                      June 30, 2005      December 31, 2004
--------------------------------------------------------------------------------
Deferred taxes - assets:                              126                    99

Less than one year                                     39                    53

More than one year                                     87                    46

Deferred taxes - liabilities:                          82                    55

Less than one year                                     11                    24

More than one year                                     71                    31
--------------------------------------------------------------------------------


15.    Possible environmental liabilities

Based on current available information, management estimates that it does not have probable liabilities for environmental matters other than those recorded at June 30, 2005. However, Rhodia may need to incur additional expenditures if there are changes in existing laws or regulations, or their interpretation or if the conditions of exploitation or the destination of sites under exploitation are modified.

Possible liabilities were estimated at approximately (euro)140 million at December 31, 2004 (before any discounting). They mainly relate to the potential off-site treatment and storage of wastes and materials, principally at the La Rochelle (France) Silver Bow, Montana (U.S.) and Cubatao (Brazil) sites. No provision has been recorded for these matters since management believes that the occurence of a loss is too uncertain.

As of June 30, 2005, the group has no knowledge of any significant change in these possible liabilities.

16.    Claims and litigation in progress

Rhodia is involved in certain litigation in the normal course of its business activities, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

Rhodia also believes that there are no litigation or exceptional issues that, taken individually or as a whole, could have a significant negative impact on its business, financial position, or income.

During the six-month period ended June 30, 2005, Rhodia did not have any knowledge of any new significant litigation or any new information on the existing claims or litigation that are described in its Annual Report on Form 20-F, filed on May 5, 2005 and its Form 6-K, filed on July 11, 2005.

17.    Stock options

The fair value of stock options granted in 2003, 2002 and 2001 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4 to 5 years; stock price volatility of 35%, 37% and 34%, respectively; and dividend rate of

2.2%, 2.55% and 2.5%, respectively, and risk free interest rate of 3.83%, 5.29% and 4.8%, respectively.

The weighted-average grant date fair value of options granted during 2004, 2003, 2002 and 2001 was (euro)0.27, (euro)1.22, (euro)3.38 and (euro)3.58, respectively.

The compensation expense for services rendered by the holders of the stock options was less than (euro)1 million as of June 30, 2005.

18.    Sector information

As of fiscal year 2005, Rhodia is organized into eight businesses representing its business sectors. For comparison purposes, the figures for fiscal year 2004 have been reclassified.

INFORMATION BY BUSINESS SEGMENT

(In millions of euros)

-----------------------------------------------------------------------------------------------------------------------
                       Pharma                                        Eco                          Corporate
June 30, 2005       Solutions   Organics   Polyamide  Novecare  Services   Acetow  Coatis  Silcea  and other  Total
-----------------------------------------------------------------------------------------------------------------------
Revenues -
Continuing operations     106        177         893      464        102      197     381    405         90    2,815

Sales of services -
continuing operations       2         22          61        8          3        2      38     13        272      421

Total - continuing
operations                108        199         954      472        105      199     419    418        362    3,236

Intra Group sales          (3)        (2)        (62)      (5)         0        0     (20)   (15)        (3)    (110)

Intra Group sales -
continuing operations       0        (13)        (10)      (1)         0        0     (18)    (2)      (129)    (173)

Total Intra Group
sales                     (3)        (15)        (72)      (6)         0        0     (38)   (17)      (132)    (283)

External revenues -
continuing operations     103        175         831      459        102      197     361    390         87    2,705

External sales of
services -
continuing operations       2          9          51        7          3        2      20     11        143      248

Total revenues and
sales - continuing
operations                105        184         882      466        105      199     381    401        230    2,953

Operating income -
continuing operations
                         (115)        5         86          41        19        30        7      12    (99)      (14)

Financial income                                                                                                (211)

Income taxes                                                                                                     (36)

Share of
income/(loss) of
equity accounted
companies                                                                                                          0

Income/(loss) from
continuing operations                                                                                           (261)
-----------------------------------------------------------------------------------------------------------------------

CORPORATE AND MISCELLANEOUS:

Sales revenue of the continued activities in the Corporate and Miscellaneous segment is composed of so called "Trading" sales, consisting, as of June 30, 2005, of the purchase and resale, by the Group's international sales network, of products either from other segments of the Group or from third-party partners in the chemistry sector ((euro)51 million), in-house sales and sales to third parties of energy products ((euro)86 million) and sales of the Europe Phosphates activity ((euro)45 million).

The operating income (expense) of the activities of the Corporate and Miscellaneous segment, as of June 30, 2005, is composed primarily of the small margin on Trading operations, and the entity that manages supplying energy to the Group, charges of the Group's Corporate services and functions ((euro)(72) million), and restructuring charges connected either with the Group's reorganization, which was begun in late 2003 ((euro)(14) million) or with the establishment of additional environmental provisions for the group's closed sites and activities ((euro)(14) million).

(In millions of euros)

-----------------------------------------------------------------------------------------------------------------------
                       Pharma                                        Eco                          Corporate
June 30, 2004       Solutions   Organics   Polyamide  Novecare  Services   Acetow  Coatis  Silcea  and other  TOTAL
-----------------------------------------------------------------------------------------------------------------------
Revenues -
Continuing operations     122        172         733       458       103      194     322     378        108   2,590

Sales of services -
continuing operations       2         10          45        23         4        3      31      13        212     343

Total - continuing
operations                124        182         778       481       107      197     353     391        320   2,933

Intra Group sales          (3)       (11)        (53)      (25)        0        0     (12)    (16)        (6)   (126)

Intra Group sales -
continuing operations       0         (4)         (1)       (8)        0        0     (13)     (1)       (78)   (105)

Total Intra Group
sales                      (3)       (15)        (54)      (33)        0        0     (25)    (17)       (84)   (231)

External revenues -
continuing operations     119        161         680       433       103      194     310     362        102   2,464

External sales of
services -
continuing operations       2          6          44        15         4        3      18      12        134     238

Total revenues and
sales - continuing
operations                121        167         724       448       107      197     328     374        236   2,702

Operating income -
continuing operations    (28)        (18)         17        54        19       38      (1)      1        (97)    (15)

Financial income                                                                                                (173)

Income taxes                                                                                                     (42)

Share of
income/(loss) of
equity accounted
companies                                         6                                            (5)        (3)     (2)

Income/(loss) from
continuing operations                                                                                           (232)
-----------------------------------------------------------------------------------------------------------------------

19.    Events subsequent to the balance sheet at June 30, 2005

a)     Sales of assets

Since June 30, 2005, Rhodia has finalized the sale of:

     -    the site in Arras, France, belonging to the carpet yarns business,

     -    the Isceons HFC refrigerant blends business, and

     -    the European cartridge silicone sealants business.

As indicated in Note 2, the assets and liabilities of these activities were reclassified on the June 30, 2005 balance sheet in "Assets and liabilities held for sale" and were valued either at their net book value or at their fair value net of disposal costs.

In addition, during the third quarter of 2005, Rhodia initiated or finalized the sale of other non-strategic activities responding to the criteria of IFRS 5.

The total expected results concerning these transactions should not exceed a loss of (euro)(20) million for the third quarter of 2005.

b)     Litigation

With respect to the Rhodia/Innophos litigation: the amount of the complaint of approximately (euro)100 million - from the National Mexican Commission of Water (and related to the use of water on the Coatzacoalcos site during the period 1998 - 2002) was lowered after Rhodia's submission for an out of court settlement and was the subject of a decision rendered on August 29, 2005. The total amount of the revised complaint is approximately (euro)16.5 million. Rhodia believes that there remain solid arguments in its favor and hopes to obtain a dismissal of the claim.

20.    Transition to IFRS

The International Financial Reporting Standards (IFRS) and specifically IFRS 1, "First-Time Adoption of International Financial Reporting Standards" have been applied retroactively on the opening balance sheet at the transition date (January 1, 2004). The impact of the adjustments resulting from that is recorded in the opening shareholders' equity. However, IFRS 1 offers "first-time adopters" a number of exceptions to the principles of total retroactivity in applying the IFRS. The choices made by Rhodia for preparing its consolidated financial statements pursuant to IFRS are discussed below.

Rhodia chose to apply, as of January 1, 2004, IAS 32 and IAS 39 regarding financial instruments, IFRS 2 regarding share-based payments and IFRS 5 regarding non-current assets held for sale and discontinued operations. Rhodia has also early applied interpretation IFRIC 4 as to evaluating the nature of some leasing agreements.

Rhodia has already previously published the reconciliations of shareholders' equity as of January 1, 2004 and December 31, 2004, reconciliation of 2004 income statement and balance sheet as of December 31, 2004 and the explanations of the effects of adjusting the entries on the cash flow statement on the net debt.

DESCRIPTION OF ACCOUNTING OPTIONS CONNECTED WITH FIRST-TIME ADOPTION OF IFRS

According to the provisions of IFRS 1, which allow companies adopting IFRS for the first time to choose certain exemptions, Rhodia made the following choices for the retroactive restatement of assets and liabilities in the preparation of the opening balance sheet under IFRS as of January 1, 2004:

         o Business Combinations: Rhodia chose not to restate the accounting for acquisitions prior to January 1, 2004. Therefore, no retroactive restatement of goodwill prior to January 1, 2004 was done;

         o Post-employment Benefits: Rhodia decided to adopt the option offered by IFRS 1, consisting of recording all actuarial gains and losses not amortized as of January 1, 2004 as a reduction in shareholders' equity. This adjustment resulted in a reduction in shareholders' equity of (euro)663 million at January 1, 2004. Actuarial gains or losses incurred after January 1, 2004 are recognized in a prospective basis and are recorded according to the corridor method;

         o Cumulative translation adjustments: Rhodia transferred to "accumulated deficit" the currency translation adjustments at January 1, 2004 relating to conversion of the accounts of foreign subsidiary companies for a total amount of (euro)599 million. This adjustment has no effect on total shareholders' equity at January 1, 2004. For IFRS purposes, currency translation adjustments are recorded at zero at January 1, 2004. In the event of future disposals of the foreign subsidiary companies concerned, the results of these disposals will not include any currency translation adjustments prior to January 1, 2004 but will only include currency translation adjustments subsequent to January 1, 2004;

         o Share-based payments: Rhodia chose to apply IFRS 2 "Share-based Payments" for stock option plans providing for the payment in shares which were granted after November 7, 2002 and for which the rights were not vested at January 1, 2005;

         o Financial instruments: IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" were applied at January 1, 2004; and

         o Tangible assets: Rhodia did not choose the option in IFRS 1 to revalue its tangible fixed assets to their fair values at the date of transition to IFRS. The tangible assets of Rhodia remain recorded at their net book values based on their historical costs.

For all other IFRS accounting standards, the restatement of the recorded amounts of assets and liabilities at January 1, 2004 was carried out on a retroactive basis as if these accounting standards had always been applied.

RECONCILIATION OF INCOME STATEMENT PREPARED PURSUANT TO FRENCH ACCOUNTING STANDARDS AND PURSUANT TO IFRS FOR THE SIX MONTHS ENDED JUNE 30, 2004

The income statement presented below has been summarized in order to allow an analysis of the significant effects of the change in accounting from French accounting standards to IFRS. Therefore, this table does not reflect the final format that the IFRS financial statements will take during the future publication of the accounts under IFRS accounting standards.

------------------------------------------------------------------------------------------------------------------------
                              June 30,                                         June 30,                         June 30,
                                  2004                                        2004 IFRS                        2004 IFRS
                                French                               IFRS        before                            after
                          Discontinued                         Adjustments  Discontinued    Discontinued    Discontinued
(in millions of euros)       standards  Reclassification Notes         (b)    Operations      Operations      Operations
-------------------------------------------------------------------------------------------------------------------------
Net sales                        2,759            293 (a1)             18          3,070             368           2,702

Cost of sales                   (2,137)          (466)                  6         (2,597)           (304)         (2,293)

Administrative and selling
expenses                          (279)           (23)                  3           (299)            (33)           (266)

Research and development
expenses                          (86)            (12)                  3            (95)            (10)            (85)

Restructuring costs               (79)                                  2            (77)             (2)            (75)

Depreciation and
amortization(1)                  (209)            209

Amortization of goodwill                           (9)                  9

Other operating
income/(expense) - net                            193                  (1)           192             190               2

Operating income(1)               (31)            185 (a2)             40            194             209             (15)

Financial expense - net          (148)            (19)(a3)             (6)          (173)                           (173)

Other income/(expense) -
net(1)                             175          (175)

Income/(loss) of consolidated
subsidiaries
before income taxes                (4)            (9)                 34             21             209             (188)

Income taxes                      (38)                                (4)           (42)                             (42)

Equity in earnings/(losses)
of affiliated companies           (13)                                (2)           (15)            (13)              (2)

Income/(loss) from
discontinued operations                               (a4)                                          196              196

Amortization of goodwill(1)        (9)             9

Income/(loss) of
consolidated subsidiaries         (64)                                28            (36)                             (36)

Minority interests                 (2)                                 1             (1)                              (1)

Net income/(loss) - Group
share                             (66)                                29            (37)                             (37)

(1) Income statement captions used in the preparation of the accounts in accordance with French accounting standards which will not appear in the preparation of the accounts in accordance with IFRS accounting standards.
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                                                                                          French standards
                                                                         IFRS 06/30/2004        06/30/2004
-------------------------------------------------------------------------------------------------------------
Earnings/(loss) per share from continuing operations - basic and                  (0.74)                 --
diluted

Weighted average number of shares - Basic and diluted                       314,776,294         314,776,294

Earnings/(loss) per share from discontinued operations - basic and
diluted                                                                            0.62                  --

Earnings/(loss) per share - basic and diluted                                     (0.12)              (0.21)
-------------------------------------------------------------------------------------------------------------


PRINCIPAL INCOME-STATEMENT RECLASSIFICATIONS

(a1) Sales Revenue

Revenues from services and other revenues, which were previously recorded as reductions of operating costs, are now presented on the lines of sales revenues ((euro)293 million euros), with a corresponding adjustment to cost of sales.

(a2) Operating Income

Goodwill amortization ((euro)(9) million in the first half of 2004) and the gain/(loss) on the sale of businesses ((euro)188 million in the first half of 2004) which were previously reported in separate lines distinct from businesses sold or held for sale, as well as other income/(expense) which are not directly related to current operations ((euro)6 million in the first half of 2004), are now reclassified into operating income in accordance with IFRS accounting standards.

(a3) Financial Income/Expense

Foreign exchange gains/losses (euro)(11) million in the first half of 2004), losses on the sales of receivables ((euro)(8) million in the first half of 2004), which were previously reported as "other income and expenses" on the income statement, have been reclassified to financial expense in accordance with IFRS accounting standards.

(a4) Businesses Sold or Held for Sale

Pursuant to IFRS 5, the net income of discontinued operations from January 1, 2004 until the respective dates of sale as well as businesses held for sale are reported in IFRS in an income statement line that is distinct from continuing operations.

In the income statement for the first half of 2004, income of (euro)196 million relating to businesses sold or held for sale in the first half of 2004 was reclassified to discontinued operations, including gains on the sales of the businesses of (euro)190 million.

ADJUSTMENTS AFFECTING THE INCOME STATEMENT

The amounts indicated below are before tax; the effects of taxes are treated separately under the heading "deferred taxes" below.

(b1) Pension and retirement plans - IAS 19

In the opening IFRS balance sheet, and in accordance with the option offered by IFRS 1, actuarial gains and losses not recognized at January 1, 2004 were completely recorded in provisions with a corresponding reduction of shareholders' equity of (euro)663 million.

The actuarial assumptions used for the valuation of these obligations in accordance with IFRS accounting standards are identical to those used for the valuation of these obligations in accordance with French accounting standards.

Rhodia chose to apply the corridor method to record new actuarial gains and losses generated subsequent to January 1, 2004.

On the income statement for the first half of 2004, the costs of pension and retirement obligations were reduced by (euro)20 million corresponding to recording the actuarial gains and losses prior to January 1, 2004.

In addition, the impact of disposals of businesses and reorganizations on pension and retirement obligations differs between IFRS accounting standards and French accounting standards because of the recognition of the actuarial gains and losses in the opening shareholders' equity. The net impact on the income statement for the first half of 2004 relating to disposals of businesses and reorganizations amounted to (euro)4 million.

Total net impact was (euro)24 million.

(b2) Development Costs - IAS 38

Development costs are recorded in intangible assets and are amortized retrospectively based on the criteria defined in IAS 38 and are in accordance with the principles stated in Note 1.

Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

In the income statement for the first half of 2004, the positive effect on operating income is (euro)3 million corresponding to (euro)6 million of new capitalized costs during the year, net of depreciation relating to the previously capitalized development costs.

(b3) Property, Plant and Equipment - Depreciation of components and spare parts
- IAS 16

The useful lives of certain tangible assets were re-examined in order to comply with the components approach defined in IAS 16.

The additional depreciation recorded for the component approach as of June 30, 2004 was (euro)1 million.

In addition, spare parts whose utilization periods were higher than one year, which were recorded in inventories in accordance with French accounting standards, were reclassified to tangible assets in accordance with IFRS accounting standards and are depreciated over their estimated useful lives. The depreciation recorded for these spare parts as of June 30, 2005 was (euro)1 million.

(b4) Asset Impairments - IAS 36

Goodwill

Under French accounting standards, goodwill is amortized in accordance with the straight-line method over a period of not more than 40 years.

Applying the principles of IAS 36 resulted in a credit of (euro)9 million corresponding to the elimination of the amortization recorded under French accounting standards in the first half of 2004. In addition, the cancellation of the goodwill adjustments relating to businesses sold in the first half of 2004 was offset by a reduction in the gain on the disposals of businesses of
(euro)0.4 million.

(b5) Financial instruments - IAS 32/39

Rhodia chose to apply, as of January 1, 2004, the accounting standards of IAS 32 and IAS 39 relating to financial instruments.

Derivative instruments (interest rate swaps, foreign-exchange futures) are recorded at their fair value at the end of each period.

In the income statement as of June 30, 2004, variations in the value of financial instruments had a negative impact of (euro)2 million. In addition, the accounting for certain assets and liabilities in accordance with the amortized cost method, as required by IAS 39, decreased financial expenses by (euro)1 million.

(b6) Gain/(loss) on disposals of businesses - IFRS 1

The application of the IFRS 1 accounting standards (reclassification of cumulative translation adjustments conversion to retained earnings/(accumulated deficit)) generated a difference on the net book values of businesses sold in the first half of 2004 and consequently, the gain/(loss) on the disposals of businesses sold during 2004 was adjusted downwards by (euro)1 million in the first half of 2004 in accordance with IFRS accounting standards.

(b7) Other Adjustments

Asset securitization programs
-----------------------------

During 2004 and 2003, certain Rhodia subsidiaries sold receivables (trade and other receivables) in accordance with asset securitization agreements entered into with various banks. These receivables are sold on a non-recourse basis, either to special purpose entities, or directly to banks, in exchange for cash and undivided interests in a defined pool of receivables (residual interests). These special purpose entities then sell the interests they purchased in these receivables to commercial paper conduits. Since Rhodia does not control these "conduits" within the meaning of French accounting standards, these conduits are excluded from the consolidation. The receivables sold are also excluded from the assets of a consolidated balance sheet that has been prepared in accordance with French accounting standards.

According to SIC 12, these conduits must be consolidated when Rhodia maintains the majority of the risks and rewards related to the receivables sold. In addition, in accordance with IAS 39, conditions for the derecognition of a financial asset from the balance sheet differ from French accounting standards when Rhodia maintains a portion of the risks of collection of the receivables.

In accordance with IFRS standards and interpretations, Rhodia recorded in the balance sheet these receivables sold with an offset to financial debt. At January 1, 2004 and June 30, 2004, the amounts of receivables recognized were
(euro)413 million and (euro)377 million, respectively.

Consolidation of Jointly-Controlled Entities
--------------------------------------------

In accordance with IAS 31, jointly-controlled companies are consolidated according to the proportional consolidation method. The effect of this change in the method of consolidation was neutral to shareholders' equity and net income at June 30, 2004.

Share-Based Payments
--------------------

In accordance with IFRS 2, stock options granted to employees must be valued at the allotment date at their fair value. That valuation is done at the option grant date and is not modified subsequently. The value of the options is then spread in straight-line over the rights-acquisition considering the rate of cancellation of the options.

The corresponding personnel expense is recognized as income with an offset to shareholders' equity over the vesting period of these options. Rhodia chose to use the exemption offered by IFRS 1 and to value the stock options granted since November 7, 2002 for which the rights were not yet vested as of January 1, 2005.

The application of this standard had an impact of less than (euro)2 million in additional cost to the income statement as of June 30, 2004. This cost had, as an offset, an increase in shareholders' equity for an identical amount.

(b8) Deferred Taxes - IAS 12

At June 30, 2004, the effect on deferred taxes related to IFRS adjustments amounted to (euro)(4) million.

--------------------------------------------------------------------------------
5.       [omitted]
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
6.       ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

6.1    Documents accessible to the public

The following documents are available to the public at the Company's web site (www.rhodia.com):

     o The registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005 under number D. 05-0271;

     o The update to the registration document filed with the Autorite des marches financiers on May 19, 2005 under number D. 05-0271-A01;

     o    The financial press releases.

The documents and information related to the Company may be consulted at Rhodia's corporate headquarters, Immeuble Coeur Defense, Tour A, 110 Esplanade Charles de Gaulle, Courbevoie 92400 (01.53.56.64.64).

6.2    Significant contracts

To date Rhodia has not entered into any important contracts entailing any significant obligations or commitments for the entire Group other than those entered into in the normal course of business.

As for significant contracts signed within the normal course of business, Rhodia invites investors to refer in particular:

     o to the financial contracts mentioned in section 4.1.12 of this update, as well as to pages 85 and following of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271; and

     o to the sales of assets mentioned in Chapter 5 of this update, as well as to pages 6 and 22 and following of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271.

6.3    Property, plants and equipment

6.3.1  Significant or planned tangible assets

The total gross value of the Group's tangible assets on June 30, 2005, was
(euro)7,268 million. It primarily includes the value of equipment and machinery in the amount of (euro)5,841 million and buildings in the amount of (euro)1,094 million.

The total net value of the Group's tangible assets on June 30, 2005, was
(euro)2,193 million, or 40.1% of the total consolidated balance sheet on June 30, 2005. It primarily includes the value of equipment and machinery in the amount of (euro)1,535 million and buildings in the amount of (euro)361 million.

6.3.2 Environmental constraints that could influence the use of these tangible assets by the issuer

The environmental information can be found on pages 60 and following of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271.

6.4    Supplemental financial information

6.4.1  Pro forma indicators used

The terms EBITDA, EBE, recurring EBITDA and EBITDA before restructuring, which have been used by Rhodia in the communication of its targets, should be understood - and are therefore to be replaced - by the following terms following the transition to IFRS: recurring EBITDA defined as income / (loss) from operations before restructuring expenses, other operating income and expenses and depreciation and amortization.

Net sales corresponds to sales-products as presented in the income statement.

Net debt is defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities.

6.4.2  Selected financial information

The consolidated financial data presented below for the years ended December 31, 2003 and 2004 are derived from Rhodia's audited consolidated financial statements for the years ended December 31, 2003 and 2004 prepared in accordance with French GAAP.

The consolidated financial data presented below for the six months ended June 30, 2005 are derived from Rhodia's consolidated financial statements for the six months ended June 30, 2005. Rhodia has prepared the six-month financial statements according to IFRS principles of accounting and valuation effective as of June 30, 2005 and applicable to fiscal year 2005 as adopted by the European Union as of June 30, 2005 (with the exception of IFRIC 4, which is not yet adopted) and according to the rules of presentation and information as defined in the general regulations of the AMF (the French Autorite des Marches Financiers.

The consolidated IFRS financial data presented below for the six months ended June 30, 2004 and the year ended December 31, 2004 are derived from the comparative data for the six months ended June 30, 2004 and the year ended December 31, 2004 presented in the consolidated financial statements for the six months ended June 30, 2005.

Income Statement Data

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                                     For the year ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                                   2003               2004
                                                                            French GAAP        French GAAP

Net sales                                                                         5,453              5,281

EBITDA (1)                                                                          365                212

Operating loss                                                                    (159)              (348)

Loss before tax of consolidated companies                                         (507)              (352)

Net loss (Group share)                                                          (1,351)              (625)

(1) Operating income/(loss) before depreciation and amortization.
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
                                                 For the year ended
(in million of euros)                                  December 31,      For the six months ended June 30,
-----------------------------------------------------------------------------------------------------------
                                                              2004                2004               2005
                                                           IFRS(1)             IFRS(1)            IFRS(1)

Sales-products                                               5,010               2,464              2,705

Services and other revenues                                    476                 238                248

Recurring EBITDA(2)                                            483                 251                310

EBITDA(3)                                                      282                 179                257

Loss from operations                                         (416)                (15)               (14)

Loss before tax of consolidated companies                    (643)               (188)              (225)

Loss (Group share)                                           (641)                (37)              (269)

(1)  At scope of continuing operations as of June 30, 2005.
(2)  Income / (loss) from operations before depreciation and amortization and before restructuring expenses and other operating income and expenses.
(3)  Income / (loss) from operations before depreciation and amortization.
-----------------------------------------------------------------------------------------------------------

Balance Sheet Data

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                                                  As of December 31,
-----------------------------------------------------------------------------------------------------------
                                                                                   2003               2004
                                                                            French GAAP        French GAAP

Total long-term assets                                                            3,968              3,110

Total current assets                                                              2,561              2,358

Total assets                                                                      6,529              5,468

Shareholders' equity (Group share)                                                  252                 70

Minority interests                                                                   23                 23

Provisions (long-term and current)                                                1,256              1,278

Borrowings and various financial debt (long-term and current)                     3,333              2,531

Other liabilities (long-term and current)(1)                                      1,665              1,566

Total liabilities and shareholders' equity                                        6,529              5,468

(1) Includes the line items "trade payables and related accounts" and "other liabilities".
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                              As of December 31,     As of June 30,
-----------------------------------------------------------------------------------------------------------
                                                                                  2004               2005
                                                                                  IFRS               IFRS

Total long-term assets                                                           2,938              2,923

Total current assets                                                             2,629           2,547(1)

Total assets                                                                     5,567              5,470

Shareholders' equity (Group share)                                               (546)              (711)

Minority interests                                                                  25                 26

Provisions (long-term and current)                                               1,565              1,637

Borrowings and various financial debt (long-term and current)                    2,940              3,071

Other liabilities (long-term and current)                                        1,583           1,447(2)

Total liabilities and shareholders' equity                                       5,567              5,470

(1) Includes the line item "assets held-available for sale" of 24 million.
(2) Includes the line items "trade payables and related accounts", "other liabilities", "deferred taxes", and "liabilities held for sale" of 15 million.
-----------------------------------------------------------------------------------------------------------


Statement of Cash Flow Data

-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                                    For the year ended December 31,
-----------------------------------------------------------------------------------------------------------
                                                                                  2003               2004
                                                                           French GAAP        French GAAP

Net cash provided by/(used for) operating activities                                11              (150)

Net cash provided by/(used for) investing activities                             (356)                318

Net cash provided by/(used for) financing activities                               722              (350)

Net increase/(decrease) in cash and cash equivalents                               370              (186)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                       For the year
(in millions of euros)                           ended December 31,       For the six months ended June 30,
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                              2004                2004               2005
                                                              IFRS                IFRS               IFRS

Net cash provided by/(used for) operating
activities                                                    (32)               (176)              (118)

Net cash provided by/(used for) investing
activities                                                     280                 330                 68

Net cash provided by/(used for) financing
activities                                                   (445)               (216)                  0

Net increase/(decrease) in cash and cash
equivalents                                                  (201)                (62)               (18)
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
(in millions of euros)                                                           As of
-----------------------------------------------------------------------------------------------------------
                                                 December 31, 2004       June 30, 2005 September 30, 2005
                                                              IFRS                IFRS               IFRS

Borrowings and various financial debt                        2,940               3,071              2,962

Cash and cash equivalents                                    (337)               (319)              (325)

Marketable securities                                        (275)               (106)              (103)

Net financial debt                                           2,328               2,646              2,534
-----------------------------------------------------------------------------------------------------------


6.4.3  Sale of receivables

During the first six months of the year 2005, as for the years 2004 and 2003, certain of Rhodia's subsidiaries completed the sale of uncollected trade receivables (receivables of customers and other debtors), on a monthly or quarterly basis, in connection with agreements concluded with various banks. These are sold on a non-recourse basis either to qualifying special purpose entities (QSPEs) or directly to the banks and are settled against cash payments or undivided interests in these funds. The QSPEs then sell the interests they purchased in those receivables though commercial paper conduits.

As of June 30, 2005 and December 31, 2004, the total unrecovered claims sold by the Group amounted to approximately (euro)378 million and (euro)466 million, respectively, generating cash payments amounting to approximately (euro)260 million and (euro)334 million, respectively, reflecting dilution of 31.2% and 28.3%, respectively.

6.4.4  Refinancing Facilities Agreement

On June 17, 2005, Rhodia entered into a syndicated, multi-currency credit facility with a restricted group of banks on its own behalf and on behalf of its subsidiaries in the amount of (euro)300 million (Multicurrency Revolving Credit and Guaranty Facility or "RCF") maturing on June 30, 2008. This new syndicated line of credit replaced the RFA. At June 30, 2005, Rhodia had not yet utilized the RCF. See section 4.1.12 of this update for further information on the RCF.

6.4.5  Securitization program

On November 14, 2005, Rhodia entered into a new securitization program with HSBC in the amount of USD$100 million and which expires in 2010. This program replaces the North American securitization program of the same amount that Rhodia entered into with Wachovia in January 2003 that would have expired in January 2006. This new program makes use of a 364-day line of credit.

6.4.6  Quarterly data for 2004 and 2005 by enterprise

The tables below present quarterly data for 2004 and 2005 by enterprise, presented in accordance with IFRS. Periods prior to the three months ended September 30, 2005 have been restated to exclude businesses that qualified for discontinued operations as at September 30, 2005:


2004
----
----------------------------------------------------------------------------------------------------------------------

                                 Three months   Three months     Three months       Three months      Year ended
                                        ended          ended            ended              ended    December 31,
                                    March 31,       June 30,    September 30,       December 31,            2004
(in millions of euros)                   2004           2004             2004              2004
----------------------------------------------------------------------------------------------------------------------
RHODIA

Sales-products                          1,138          1,220           1,213               1,236           4,807

Services and other revenues               128            110              87                 151             476

Recurring EBITDA                          121            129              94                 134             478

% Sales-products                        10.6%          10.6%            7.7%               10.8%            9.9%

Income / (loss) from operations
(EBIT)                                      8           (20)            (33)               (357)           (402)

NOVECARE

Sales-products                            225            232             230                 241             928

Recurring EBITDA                           31             27              25                  27             110

% Sales-products                        13.8%          11.6%           10.9%               11.2%           11.9%

Income / (loss) from operations
(EBIT)                                     21             33               1                  21              76

SILCEA

Sales-products                            188            190             182                 188             748

Recurring EBITDA                           14             12              14                  19              59

% Sales  - products                      7.4%           6.3%            7.7%               10.1%            7.9%

Income / (loss) from operations
(EBIT)                                      0              1               1                (41)            (39)


----------------------------------------------------------------------------------------------------------------------

                                 Three months   Three months     Three months       Three months      Year ended
                                        ended          ended            ended              ended    December 31,
                                    March 31,       June 30,    September 30,       December 31,            2004
(in millions of euros)                   2004           2004             2004              2004
----------------------------------------------------------------------------------------------------------------------
COATIS

Sales-products                            104            125             123                 128             480

Recurring EBITDA                          (1)              9             (3)                   8              13

% Sales-products                       (1.0%)           7.2%          (2.4%)                6.3%            2.7%

Income / (loss) from operations
(EBIT)                                    (6)              5             (6)                (20)            (27)

POLYAMIDES

Sales-products                            348            385             400                 425           1,558

Recurring EBITDA                           46             40              41                  60             187

% Sales-products                        13.2%          10.4%           10.3%               14.1%           12.0%

Income / (loss) from operations
(EBIT)                                     23            (6)              21                  25              63

ECO SERVICES

Sales-products                             48             55              54                  44             201

Recurring EBITDA                           13             17              18                   9              57

% Sales-products                        27.1%          30.9%           33.3%               20.5%           28.4%

Income / (loss) from operations
(EBIT)                                      9             10              10                   6              35

ACETOW

Sales-products                             94            100             104                  97             395

Recurring EBITDA                           27             28              27                  22             104

% Sales-products                        28.7%          28.0%           26.0%               22.7%           26.3%

Income / (loss) from operations
(EBIT)                                     19             19              17                  13              68

RPS

Sales-products                             60             62              52                  56             230

Recurring EBITDA                          (6)              3             (7)                 (4)            (14)

% Sales-products                      (10.0%)           4.8%         (13.5%)              (7.1%)          (6.1%)

Income / (loss) from operations
(EBIT)                                   (14)           (14)            (24)               (212)           (264)

ORGANICS

Sales-products                             82             91              84                  80             337

Recurring EBITDA                            5              9             (1)                   3              16

% Sales-products                         6.1%           9.9%          (1.2%)                3.8%            4.7%

Income / (loss) from operations
(EBIT)                                   (17)            (1)            (25)                (11)            (54)

CORPORATE & OTHERS

Sales and intercompany sales
eliminations                             (11)           (20)            (16)                (23)            (70)


----------------------------------------------------------------------------------------------------------------------

                                 Three months   Three months     Three months       Three months      Year ended
                                        ended          ended            ended              ended    December 31,
                                    March 31,       June 30,    September 30,       December 31,            2004
(in millions of euros)                   2004           2004             2004              2004
----------------------------------------------------------------------------------------------------------------------
Recurring EBITDA                          (8)           (16)            (20)                (10)            (54)

Income / (loss) from operations
(EBIT)                                   (27)           (67)            (28)               (138)           (260)
-----------------------------------------------------------------------------------------------------------



2005
----
-----------------------------------------------------------------------------------------------------------
                                      Three months      Three months        Nine months        Nine months
                                             ended             ended              ended              ended
(in millions of euros)              March 31, 2005     June 30, 2005 September 30, 2005 September 30, 2005
-----------------------------------------------------------------------------------------------------------
RHODIA

Sales-products                               1,261             1,332              1,238              3,831

Services and other revenues                    145               100                 85                330

Recurring EBITDA                               154               152                104                410

% Sales-products                             12.2%             11.4%               8.4%              10.7%

Income / (loss) from
operations (EBIT)                               57              (71)                  2               (12)

NOVECARE

Sales-products                                 228               239                226                693

Recurring EBITDA                                29                29                 21                 79

% Sales-products                             12.7%             12.1%               9.3%              11.4%

Income / (loss) from
operations (EBIT)                               20                21                  5                 46

SILCEA

Sales-products                                 195               211                203                609

Recurring EBITDA                                24                24                 24                 72

% Sales-products                             12.3%             11.4%              11.8%              11.8%

Income / (loss) from
operations (EBIT)                                9                 3                  0                 12

COATIS

Sales-products                                 139               141                136                416

Recurring EBITDA                                14                 2                (3)                 13

% Sales-products                             10.1%              1.4%             (2.2%)               3.1%

Income / (loss) from
operations (EBIT)                                9               (4)                (8)                (3)

POLYAMIDES

Sales-products                                 439               454                408              1,301

Recurring EBITDA                                74                70                 46                190



-----------------------------------------------------------------------------------------------------------
                                      Three months      Three months        Nine months        Nine months
                                             ended             ended              ended              ended
(in millions of euros)              March 31, 2005     June 30, 2005 September 30, 2005 September 30, 2005
-----------------------------------------------------------------------------------------------------------
% Sales-products                             16.9%             15.4%              11.3%              14.6%

Income / (loss) from
operations (EBIT)                               50                36                 18                104

ECO SERVICES

Sales-products                                  47                55                 56                158

Recurring EBITDA                                12                18                 18                 48

% Sales-products                             25.5%             32.7%              32.1%              30.4%

Income / (loss) from
operations (EBIT)                                7                12                 13                 32

ACETOW

Sales-products                                  92               105                104                301

Recurring EBITDA                                22                25                 26                 73

% Sales-products                             23.9%             23.8%              25.0%              24.3%

Income / (loss) from
operations (EBIT)                               13                17                 17                 47

RPS

Sales-products                                  52                54                 52                158

Recurring EBITDA                               (7)               (5)                (8)               (20)

% Sales-products                           (13.5%)            (9.3%)            (15.4%)            (12.7%)

Income / (loss) from
operations (EBIT)                             (11)             (104)               (10)              (125)

ORGANICS

Sales-products                                  87                90                 78                255

Recurring EBITDA                                 5                11                  5                 21

% Sales-products                              5.7%             12.2%               6.4%               8.2%

Income / (loss) from
operations (EBIT)                                1                 4                 18                 23

CORPORATE AND OTHERS

Sales and intercompany sales
eliminations                                  (18)              (17)               (25)               (60)

Recurring EBITDA                              (19)              (22)               (25)               (66)

Income / (loss) from
operations (EBIT)                             (41)              (56)               (51)              (148)
-----------------------------------------------------------------------------------------------------------


6.5    Capital improvements

Capital improvements (which include acquisitions of tangible assets and acquisitions of other long-term assets) totaled (euro)121 million on June 30, 2005.

Since June 30, 2005, the closing date for the last audited, published financial statements, Rhodia has not made any significant capital expenditures, the main capital expenditures made having been aimed at maintaining the Group's production assets.

6.6    Significant changes and trends

Since June 30, 2005, the closing date for the latest audited, published financial statements, there have been no exceptional facts or any significant deterioration likely to have a significant impact on the Group's results, financial position, activity or outlook.

It is further recalled that the natural disasters cited in the press release of September 13, 2005, mentioned in section 5.6 above will slow down the anticipated growth in Rhodia's recurring EBITDA during the second half of the year. In all, the Group estimates that their impact will not exceed 5% of recurring EBITDA anticipated for the year 2005. However, these exceptional events, whose effects are limited to the second half of 2005, do not call for any revision of the 2006 objectives set by Rhodia.

6.7    Corporate governance

The following information updates and should be read in conjunction with the Chapter "Gouvernement d'entreprise" on pages 29 and following of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271.

6.7.1 Changes in the makeup of the Board of Directors - Appointments and renewals

The following decisions affecting the makeup of the Board of Directors were made during the Combined General Shareholders' Meeting of June 23, 2005:

          o The terms of Messrs. Jean-Pierre Clamadieu, Pierre Levi, Francis Mer and Aldo Cardoso were renewed for four years or until the 2009 General Shareholders' Meeting, which will be held to approve the financial statements for the fiscal year ending on December 31, 2008. The terms of Messrs. Francis Mer and Aldo Cardoso were renewed after their appointments were ratified.

          o Messrs. Pascal Colombani, Olivier Legrain and Jacques Kheliff were named directors for a term of four years or until the 2009 General Shareholders' Meeting, which will be held to approve the financial statements for the fiscal year ending on December 31, 2008.

          o The terms of Messrs. Jean-Marc Bruel, Patrick Langlois and Walter Cirillo expired.

6.7.2  Information concerning the directors

-----------------------------------------------------------------------------------------------------------------------
     Name        Status of term of office    List of offices held and other     Number of Rhodia      Professional
                      (Appointment/          duties performed in French and        shares held       activity during
                   Renewal/end of term)             foreign companies                              the last five years
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Mr. Yves Rene   Nominated at the Board     o  Offices currently held:           70,000             Chairman of the
Nanot* (born    meeting of October 25,     In France:                                              board of directors
March 27, 1937) 2002.                      President and CEO of Ciments                            and CEO of Ciments
                                           Francais                                                Francais (since
                Nomination ratified at     Director of Imerys and Provimi                          July 1993)
                the General  Shareholders' Outside of France:                                      Chairman of the
                meeting of April 29, 2003. Director of: Italcementi (Italy)                        Board of Directors
                                           and of the subsidiaries of Ciments                      of Rhodia (since
                Renewal of term at the     Francais, Essroc (United States),                       March 31, 2004)
                General Shareholders'      Cimar (Morocco), Zuari Cement Ltd                       Vice President of
                meeting of March 31, 2004. (India), Set Group Holding                              Rhodia (from
                                           (Turkey), Asia Cement Public Co                         October 3, 2003 to
                Expiration of term at the  Ltd (Thailand), Suez Cement Co                          March 30, 2004)
                General Shareholders'      (Egypt)
                meeting called to approve
                the accounts for fiscal    o Offices held during the
                year 2007.                   last five years but no longer
                                             held:
                                           Director of Cereol, Cerestar and
                                           Moulinex**
-----------------------------------------------------------------------------------------------------------------------
Mr.             Nominated at the Board     o  Offices currently held:           15,624             CEO of Rhodia
Jean-Pierre     meeting of October 3,      In France :                                             since October 3,
Clamadieu       2003                       Manager of Rhodia Participations     Also holds 130,    2003.
(born                                      Outside of France:                   517 "FCPE units"   Chairman of the
August 15,      Nomination ratified at     Chairman of the Board of Directors   and "Rhodia        board of directors
1958)           the General Shareholders'  of Rhodia Holding Inc. (United       employee savings   of Rhodia from
                meeting of March 31,       States)                              plan shares",      October 3, 2003 to
                2004.                      Director of Rhodia Holdings Ltd      which are funds    March 30, 2004
                                           (United Kingdom)                     holding a          General Manager of
                Renewal of term at the                                          corresponding      the Pharmacy and
                General Shareholders'      Offices held during the last five    number of Rhodia   Agrochemistry
                meeting of June 23, 2005.  years but no longer held:            shares.            Division (from
                                           Director of various of Rhodia's                         April to October
                Expiration of term at the  subsidiaries.                                           2003)
                General Shareholders'                                                              General Manager of
                meeting called to approve                                                          the Fine Organics
                the accounts for fiscal                                                            Division (January
                year 2008.                                                                         2002 to April 2003)
                                                                                                   Director of
                                                                                                   Worldwide
                                                                                                   purchasing (2001)
                                                                                                   General Manager of
                                                                                                   Rhodia Eco
                                                                                                   Services
                                                                                                   (1999-2000)
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     Name        Status of term of office    List of offices held and other     Number of Rhodia      Professional
                      (Appointment/          duties performed in French and        shares held       activity during
                   Renewal/end of term)             foreign companies                              the last five years
-----------------------------------------------------------------------------------------------------------------------
Mr. Aldo        Nominated at the Board     o Offices currently held:            1,000              Executive
Cardoso         meeting of July 28, 2004.  In France:                                              President of
(born March                                Director of Axa Investment                              Andersen  Worldwide
7, 1956)        Nomination ratified at     Managers, Gaz de  France, Orange,                       (2002-2003)
                the General Shareholders'  Imerys                                                  Chairman of the
                meeting of June 23, 2005.  Bureau Veritas Censor                                   Supervisory Board
                                           Outside of France :                                     of Andersen
                Renewal of term at the     Director of Mobistar (Belgium)                          Worldwide
                General Shareholders'                                                              (2000-2001)
                meeting of June 23, 2005.  o Offices held during the                               President of
                                             last five years but no longer                         Andersen France
                Expiration of term at the    held:                                                 (1998-2002)
                General Shareholders'      Director of Penauille  Polyservices                     European   Director
                meeting called to approve  (from June 2004 to June 2005)                           of the Audit and
                the accounts for fiscal                                                            of the Financial
                year 2008.                                                                         Council (from 1988
                                                                                                   to 2000)
-----------------------------------------------------------------------------------------------------------------------
Mr. Pascal      Nominated  at the  General o Offices currently held:            1,000              Associate  Director
Colombani       Shareholders' meeting of   President of the French                                 of the strategy
(born October   June 23, 2005.             Association for the Advancement of                      consulting firm
14, 1945)                                  Sciences                                                A.T. Kearney since
                Expiration of term at the  Director of:                                            2003
                General Shareholders'      In France:                                              Chairman of the
                meeting called to approve  Alstom SA                                               Supervisory Board
                the accounts for fiscal    Institut Francais du Petrole                            of Areva from 2001
                year 2008.                 (I.F.P.)                                                to 2003
                                           Outside of France:
                                           British Energy p.l.c. (Great
                                           Britain)

                                           o Offices held during the
                                             last five years but no longer
                                             held:
                                           President of the CEA (2000 to 2002)
                                           Director of EDF (2000 to 2003),
                                           Cogema (2000 to 2003), Framatome
                                           (2000 to 2001), Technicatome (2000 to
                                           2001) and France Telecom (1998
                                           to 2000)

-----------------------------------------------------------------------------------------------------------------------
Mr. Jerome      Nominated at the General   o Offices currently held:            10,000             Executive Director
Contamine       Shareholders' meeting of   Outside of France:                                      General of Veolia
(born           March 31, 2004.            President and Chairman of VNAO                          Environnement
November                                   (United States)                                         (since 2003)
23, 1957)       Expiration of term at the  Director of Veolia UK (Great                            Assistant Director
                General Shareholders'      Britain), Onyx Environmental Group                      General Finance of
                meeting called to approve  PLC (Great Britain), Onyx UK                            Vivendi
                the accounts for fiscal    Holdings, VENAC (United States)                         Environnement
                year 2007.                                                                         (from 2000 to 2002)
                                           In France:                                              Performed various
                                           Director of Connex, Onyx, VE                            duties in the Elf
                                           Services-RE                                             Group and
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     Name        Status of term of office    List of offices held and other     Number of Rhodia      Professional
                      (Appointment/          duties performed in French and        shares held       activity during
                   Renewal/end of term)             foreign companies                              the last five years
-----------------------------------------------------------------------------------------------------------------------

                                           Member of the Supervisory Board A                       TotalFinaElf
                                           & B of Dalkia and of the                                (from 1988 to
                                           Supervisory Board of Dalkia France                      1999)

                                           o Offices held during the
                                             last five years but no longer
                                             held:
                                           In France:
                                           Member of the Executive Board of
                                           Vivendi Environnement (from
                                           September 8, 2000 to April 30,
                                           2003)
                                           Chairman of the Board of Directors of
                                           Services Re (from September 19, 2001
                                           to June 2, 2003)
                                           Outside of France:
                                           Director of Statoil (Norway - 2000 to
                                           2002), of FCC Espagne (from September
                                           27, 2000 to September 15, 2004) and
                                           of Cementos Portland (Spain - from
                                           November 13, 2002 to September 15,
                                           2004)

-----------------------------------------------------------------------------------------------------------------------
Mr. Michel de   Nominated at the Board     o Offices currently held:            20,100             Chairman of the
Fabiani (born   meeting of April 29, 2003. In France:                                              board of directors
June 17, 1945)                             President of the Franco-British                         and CEO of BP
                Nomination ratified and    Chamber of Commerce and Industry                        France (from 1995
                renewal of term at the     Director of BP France, Institut                         to 2004)
                General Shareholders'      Francais du Petrole                                     Vice President
                meeting of March 31, 2004. Member of the supervisory  board of                     Europe BP Group
                                           Vallourec                                               (from 1999 to 2004)
                Expiration of term at      Outside of France:                                      CEO of BP Oil
                the General Shareholders'  Director of Star Oil Mali and SEMS                      Europe (from 1997
                meeting called to approve  Maroc                                                   to 1999)
                the accounts for fiscal
                year 2007.
-----------------------------------------------------------------------------------------------------------------------
Mr. Jacques     Nominated at the General                                        9,100              Director of
Kheliff         Shareholders' meeting  of                                                          Sustainable
(born October   June 23, 2005.                                                                     Development of
19, 1953)                                                                                          Rhodia (since
                Expiration of term at the                                                          October 2003)
                General Shareholders'                                                              Executive Director
                meeting called to approve                                                          of Rhodia and
                the accounts for fiscal                                                            Advisor to the
                year 2007.                                                                         President (from
                                                                                                   November 2002 to
                                                                                                   October 2003)
                                                                                                   Secretary General
                                                                                                   of the Federation
                                                                                                   Chimie Energie
                                                                                                   CFDT (from 1997 to
                                                                                                   2002)
-----------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     Name        Status of term of office    List of offices held and other     Number of Rhodia      Professional
                      (Appointment/          duties performed in French and        shares held       activity during
                   Renewal/end of term)             foreign companies                              the last five years
-----------------------------------------------------------------------------------------------------------------------
Mr. Olivier     Nominated at the General   o Offices currently held:            13,500             Chairman of the
Legrain (born   Shareholders' meeting of   Chairman of the board of                                board of
September 30,   June 23, 2005.             directors and CEO of Materis                            directors and CEO
1952)                                      since January 2001                                      of Materis since
                Expiration of term at the                                                          January 2001
                General Shareholders'
                meeting called to approve
                the accounts for fiscal
                year 2008.
-----------------------------------------------------------------------------------------------------------------------
Mr. Pierre      Nominated at the General   o Offices currently held:            29,561             Chairman of the
Levi (born      Shareholders' meeting of   In France :                                             board of directors
February 19,    June 23, 2005.             Chairman of the board of                                and General
1955)                                      directors and General Manager of                        Manager of
                Expiration of term at the  Faurecia S.A.                                           Faurecia since May
                General Shareholders'      Chairman of the board of                                22, 2000
                meeting called to approve  directors of Faurecia Automotive                        Director of
                the accounts for fiscal    Holdings                                                Development of
                year 2008.                 President of the Management Board                       Faurecia (from
                                           of Faurecia Investissements                             1999 to May 2000)
                                           Outside of France:                                      Deputy Chief
                                           Member of the Supervisory Board of                      Executive Officer
                                           Faurecia Automotive GmbH ex-SAI                         of Rhodia (from
                                           Automotive AG (Germany)                                 1998 to 1999)
                                           Director of Faurecia Exhaust
                                           Systems, Inc. and Faurecia Exhaust
                                           Systems, LLC (United States)

-----------------------------------------------------------------------------------------------------------------------
Mr. Francis    Nominated at the Board      o Offices currently held:            100                Minister of
Mer (born May  meeting of May 13, 2004.    In France :                                             Economy, Finance
25, 1939)                                  Director of Alstom                                      and Industry (from
               Nomination ratified at      Outside of France:                                      May 7, 2002 to
               the General Shareholders'   Director of:  Adecco (Switzerland)                      March 30, 2004)
               meeting of June 23, 2005.   Inco (Canada)                                           President of
                                                                                                   Usinor then of
               Renewal of term at the      o Offices held during the                               Arcelor (from 1986
               General Shareholders'         last five years but no longer                         to 2002).
               meeting of June 23, 2005.     held:
                                           Chairman of the Supervisory Board
               Expiration of term at the   of the Foundation for Political
               General Shareholders'       Innovation
               meeting called to approve   Co-chairman of the Board of
               the accounts for fiscal     Directors of Usinor then of
               year 2008.                  Arcelor (2000 to 2002)

-----------------------------------------------------------------------------------------------------------------------
Mr. Hubertus   Nominated at the Board     o Offices held during the             23,701             Partner of the law
Sulkowski      meeting of October 20,       last five years but no longer                          firm Shearman &
(born April    1999.                        held:                                                  Sterling LLP
1, 1943)                                  Director of Rhodia  ChiRex (2000 to                      (since 1987)
                                          2002)
------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
     Name        Status of term of office    List of offices held and other     Number of Rhodia      Professional
                      (Appointment/          duties performed in French and        shares held       activity during
                   Renewal/end of term)             foreign companies                              the last five years
-----------------------------------------------------------------------------------------------------------------------
                Nomination ratified at
                the General Shareholders'
                meeting of April 18, 2000.

                Renewal of term at the
                General Shareholders' meeting
                of March 31, 2004.

                Expiration of term at the General
                Shareholders' meeting called
                to approve the accounts for
                fiscal year 2007.
-----------------------------------------------------------------------------------------------------------------------

* Mr. Nanot has been informed of the findings in the AMF investigation described in section 6.11.1 of this update.

** Company has undergone judicial settlement proceedings.

6.7.3    Reduction of the directors' terms of office

During the Combined General Meeting of June 23, 2005, the bylaws were amended in order to reduce a director's term of office from six to four years as recommended in the Bouton Report. The bylaws now state that directors are appointed for a term of four years. As a result of this decision, the directors' terms in office will expire as follows:

          o the directorships of Messrs. Nanot, Contamine, de Fabiani and Sulkowski will end at the 2008 General Shareholders' Meeting, held to approve the financial statements for the fiscal year ending on December 31, 2007.

          o the directorships of Messrs. Clamadieu, Cardoso and Levi will end at the 2009 General Shareholders' meeting, held to approve the financial statements for the fiscal year ending on December 31, 2008.

Summary table of the respective expirations of the terms of the 11 directors making up the Board of Directors

                                          Expiration of the terms of office at
           Director                 Annual General Shareholders' Meeting held in
------------------------------------ -------------------------------------------
Yves Rene Nanot....................                   2008
Jean-Pierre Clamadieu..............                   2009
Aldo Cardoso.......................                   2009
Pascal Colombani...................                   2009
Jerome Contamine...................                   2008
Michel de Fabiani .................                   2008
Jacques Kheliff....................                   2009
Olivier Legrain....................                   2009
Pierre Levi........................                   2009
Francis Mer .......................                   2009
Hubertus Sulkowski ................                   2008
--------------------------------------------------------------------------------

Mr. Gilles Auffret's term of office as executive director general ended on June 23, 2005.

6.7.4  Independence of the directors

The Board of Directors evaluated the independence of the new members of the board following the Combined General Shareholders' Meeting of June 23, 2005, namely Messrs. Pascal Colombani, Olivier Legrain and Jacques Kheliff. This evaluation was performed on the basis of the criteria proposed by the Bouton report to establish a presumption of non-independence and by taking into consideration the independence criteria of the rules of the NYSE:

          o Messrs. Pascal Colombani and Olivier Legrain were qualified as independent directors. They satisfy the criteria proposed by the Bouton report for qualifying independent directors. This independence was also a factor in their selection as possible members of the Board of Directors.

          o Mr. Jacques Kheliff was not qualified as independent due to his duties as Director of Sustainable Development and his remuneration related to these duties.

The following were also qualified as independent directors: Messrs. Aldo Cardoso, Pascal Colombani, Jerome Contamine, Michel de Fabiani, Oliver Legrain, Pierre Levi and Francis Mer. Therefore, 7 out of the 11 directors have been qualified as independent directors.

Furthermore, to Rhodia's knowledge, there are no conflicts of interest between the duties of the members of the Group's administrative and management bodies.

6.7.5 Management expertise and experience of the members of the Board of Directors

The criteria used to select directors include their expertise and experience in management. This is particularly the case for members of the audit committee, who are all qualified as financial experts as per the Sarbanes-Oxley Act. The tables in section 6.7.2 of this update, that present the professional activity of the directors, give an indication of the experience of each of them.

6.7.6  The Board of Directors Study Committees

Following the modifications in the makeup of the Board of Directors made during the Combined General Shareholders' Meeting of June 23, 2005, the composition of some of the Board of Directors Study Committees was revised.

The Remuneration and Nominating Committee

This committee is now composed of three directors (all qualified as independent): Messrs. Michel de Fabiani, Aldo Cardoso and Olivier Legrain. Mr. Michel de Fabiani chairs the committee.

The Strategic Committee

This committee is now made up of three directors, who are permanent members (all qualified as independent): Messrs. Francis Mer, Pierre Levi and Pascal Colombani. Mr. Francis Mer chairs the committee. Given the importance of the subjects that may be discussed during its meetings, the other directors may attend meetings of this committee.

The Audit Committee

The composition of this Committee has not changed. It is still made up of three directors (all qualified as independent), Messrs. Aldo Cardoso, Jerome Contamine and Michel de Fabiani. Mr. Aldo Cardoso chairs the committee.

6.7.7 Amounts set up as provisions or recognized for the purposes of paying pensions, retirement commitments or other benefits

As of June 30, 2005, the sums set aside or recognized for the purposes of paying pensions, retirement commitments or other benefits to employees amounted to
(euro)1,010 million.

6.7.8  Service contracts providing for the granting of future benefits

Rhodia has not entered into any service contracts that provide for granting future benefits.

6.7.9  Transactions on shares of Rhodia's management

The transactions on shares of the company's management on December 31, 2004, declared by the Company are presented on page 48 of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271. To Rhodia's knowledge, there have been no transactions on Rhodia stock by the management since this date.

Furthermore, Rhodia has no knowledge of any trading restrictions on members of the administrative bodies or management bodies of the Group concerning the sale of Rhodia's stock within a certain amount of time.

6.8    General information concerning the Company and its capital

6.8.1  Name and corporate headquarters

The name of the Company is Rhodia.

The Company's corporate headquarters are located at: Immeuble Coeur Defense, Tour A, 110 Esplanade Charles de Gaulle, 92400 Courbevoie. Until November 2, 2005, Rhodia's corporate headquarters were located at 26, quai Alphonse Le Gallo
- 92512 Boulogne-Billancourt Cedex.

6.8.2  Acquisition by the Company of its own shares

Number of own shares held

Rhodia holds none of its own shares at present.

Existing authorization

The Combined General Meeting of June 23, 2005, authorized the Board of Directors, in its sixteenth resolution, with the right to subdelegate under the conditions set forth by law, for a period of 18 months from said General Meeting, to acquire Rhodia shares on the market or off the market and by all means limited to a number of shares representing 10% of the capital stock of Rhodia. The objectives of the buy backs thus carried out must be (i) the allotment of shares to employees or corporate officers of the Company and/or of the companies or groups connected to it, (ii) the delivery or exchange of shares when the rights attached to debt instruments giving access to a share in the capital are exercised, (iii) the conservation or subsequent delivery in exchange or in payment in connection with any external growth operations (iv) to stimulate sales of the share in connection with a liquidity contract (v) and the allocation to market practices accepted by the Autorite des marches financiers and more generally to any other operation that conforms to the regulations in force. The maximum acquisition price to be paid by the Company for its own shares is set at (euro)3 per share. This authorization terminated the authorization given by the Combined General Meeting of March 31, 2004.

To date, the share buy back authorization has not been used and has not been the subject of a prospectus from the Company approved by the Autorite des marches financiers for establishing a program.

6.8.3  Shares and securities giving access to a stake in the capital

Existing authorizations

Authorization to proceed with capital increases through the issue of common shares and/or of all securities giving access immediately or in the future to a stake in the capital with or without maintenance of preferential subscription rights

The General Meeting of June 23, 2005, gave the Board of Directors, for a period of 26 months, the authority to decide:

          o to increase the capital of the Company, on one or more occasions, in the amounts and at the times it will determine, by the issue, with or without maintenance of preferential subscription rights, with the right to grant a priority period, of shares of the Company as well as all securities giving access immediately or in the future to the Company's capital; as well as,

          o to increase, within the limits set forth by the regulations, the number of shares to be issued in case of excessive demand for each of the issues thus decided upon.

An overall limit sets the maximum amount of share issues at (euro)1 billion and the maximum amount of issues of securities representing debts in connection with these authorizations at (euro)1 billion.

These authorizations terminated the authorizations related to issues of shares and securities giving access to a stake in the capital with maintenance and elimination of preferential subscription rights granted by the General Meeting of March 31, 2004.

Authorization to proceed with free grants of shares to employees or to certain categories of employees

The General Meeting of June 23, 2005 authorized the Board of Directors to proceed, within the limits of the equivalent of 1.5% of the capital stock on the date of the decision, with free grants of existing shares or shares to be issued of the Company. The beneficiaries of the grants may be certain members of management and employees, or certain categories of them, from Rhodia and/or the companies or groups connected to it directly or indirectly in accordance with the conditions of article L. 225-197-2 of the Code of commerce. The authorization provides that the grant of shares to their beneficiaries is not final until the end of 2-year minimum vesting period, and that the minimum required holding period for beneficiaries from this final grant is 2 years. This authorization is valid for 26 months

Authorization to proceed with the issue of shares and/or securities, immediately or in the future, giving access to the capital issued by the Company and reserved for members of a corporate savings plan or other plan

The General Meeting of June 23, 2005 authorized the Board of Directors to proceed with issues of shares and/or securities giving access to a stake in the capital issued by the Company and reserved for employees who are members of a corporate savings plan capped at a maximum amount of (euro)30 million. This issue authorization is valid for 26 months.

This authorization terminates the authorization conferred by the General Meeting of shareholders of March 31, 2004, in its nineteenth resolution.

Grant of stock options

The Board of Directors currently has no valid authorization to grant Company stock options.

6.8.4  Statement of authorizations and uses

                                                                                                    Term of the
                                                      Maximum                        Use           authorization
  Operations/Shares concerned                       issue amount                   (date)        (and expiration)
------------------------------------           --------------------               -----------   ----------------------
Repurchase of shares                              10% of the capital                  None          18 months
GM 06/23/05 - 16th resolution                   Purchase price: less                                 (06/12)
                                                than or equal to 3 (euro)

Capital increase,  all securities combined,    In capital = 1 billion (euro)*         None          26 months
with preferential subscription rights             In borrowed funds =                                (07/08)
GM 06/23/05 - 17th resolution                        1 billion (euro)*

Capital increase,  all securities combined,    In capital = 1 billion (euro)*         None**        26 months
without preferential subscription rights         In borrowed funds = 1                               (07/08)
GM 06/23/05 - 18th resolution                         billion (euro)*

Increase  in the  number  of  shares  to be    Limited to (i) 15% of the              None          26 months
issued in case of excessive demand            initial issue and (ii) the                             (07/08)
GM 06/23/05 - 19th resolution                   limit set forth in the
                                                  authorization used*

Free grants of shares to employees and           1.5% of the capital                  None          26 months
members of management (L. 225-197-1 and      (on the date of the decision                            (07/08)
following of the Code of commerce)            of the Board of Directors)
GM 06/23/05 - 21st resolution

Capital increase through Company savings          30 million (euro)                   None          26 months
plan (PEE)                                                                                           (07/08)
GM 06/23/05 - 22nd resolution

Stock options                                No valid authorization exists            N/A              N/A
--------------------------------------------------------------------------------------------------------------------

* The three authorizations concerning capital increases with or without maintenance of preferential subscription rights and the increase in the number of shares to be issued in case of excessive demand are subject to an overall limitation (In capital = 1 billion (euro) / In borrowed funds = 1 billion (euro))
** The completion in May 2004, based on the preceding authorization granted by the General Meeting of March 31, 2004, of a capital increase with maintenance of preferential subscription rights through the issue of 448,272,970 new shares with a par value of 1 euro is noted.


6.8.5    Distribution of the capital and voting rights

The changes in the distribution of Rhodia's capital over the last three years are as follows:

    Share ownership                05/31/05*                       12/31/04**                     12/31/2003***
                         -----------------------------------------------------------------------------------------------
                                                     %
                                                  voting                             %                              %
                           Number of       %      rights     Number of       %     voting     Number of     %     voting
                            shares      capital    (4)        shares      capital  rights      shares    capital  rights
------------------------------------------------------------------------------------------------------------------------
Sanofi-Aventis......      96,110,182     15.3    15.7(5)   96,110,182     15.3     15.3    45,211,662      25.2    25.2
Credit   Agricole  S.A.   18,358,346      2.9     1.7(5)   17,761,610      2.8      2.8          -           -      -
(CALYON)............
Other
French institutional
investors...........      76,082,123(1)  12.1    13.7      67,094,289(2)  10.7     10.7    38,961,376(3)   21.7    21.7
TIAA-CREF(6)
Investments
Management, LLC.....      46,286,262      7.4     8.4      38,798,015      6.2      6.2          -           -      -
GBL(7)..............           -           -       -           -            -        -      8,738,000       4.9     4.9
Other foreign
institutional
investors(8)........     256,841,907(1)  40.9    46.4     234,365,875(2)  37.4     37.4    50,712,836(3)   28.3    28.3
Individuals.........     121,263,057(1)  19.3    21.9     157,602,482(2)  25.1     25.1    24,956,821(3)   13.9    13.9
Employees-Company
savings plan              12,640,281      2.0     2.3      15,849,705      2.5     2.5     10,728,493         6       6
(L. 225-102 C. com.)
Total...............     627,582,158      100     100     627,582,158      100     100    179,309,188       100     100
------------------------ -------------- -------- ------- --------------- -------- ------- --------------- ------ -------

* Source Euroclear France 10/31/05 and Capital Precision Study October 2005. ** Source Euroclear France 12/31/04 and Ilios Study December 2004.
*** Source Euroclear France 11/18/03 and Thomson Financial Europe and US Study
    November 2003.

(1) Estimate based on the TPI study ended on October 31, 2005, with a dual threshold: affiliate threshold of 1,300,000 shares and holder threshold of 3,500 shares.
(2) Estimate based on a TPI study closed on December 31, 2004, with a double threshold: affiliate threshold of 1,300,000 shares and holder threshold of 3,500 shares.
(3) Estimate based on a TPI study closed on November 18, 2003, with a double threshold: affiliate threshold of 500,000 shares and holder threshold of 20,000 shares.
(4) On the basis of 554,064,933 voting rights as a consequence of the loss of voting rights at the shareholders meeting of June 23, 2005.
(5) Taking into account the loss of voting rights at the shareholders meeting of June 23, 2005.
(6) By letter dated September 29, 2004, received on October 6, supplemented by a letter received on October 14, TIAA-CREF (Teachers Insurance and Annuity Association of America College Retirements Equities Fund) Investments Management, LLC, acting on behalf of the investment company CREF and different funds affiliated with CREF, declared that following the acquisition on September 27, 2004, of 1,500,000 Rhodia shares, CREF held through these different entities
         33, 870,358 shares (including 2,309,000 ADRs) representing 5.39% of the capital and voting rights of Rhodia. CREF has thus exceeded the 5% threshold of Rhodia capital.
(7) By letter dated April 6, 2004, Groupe Bruxelles Lambert declared that it had dropped below the threshold of 0.5% of the capital and voting rights of Rhodia, holding on this date 500,000 Rhodia shares representing 0.28% of the capital and voting rights of Rhodia.
(8) By letter dated September 29, 2004, Morgan Stanley & Co. International Limited, controlled by Morgan Stanley, declared that on September 27, 2004, it had exceeded the 5% threshold for the capital and voting rights of Rhodia and on this date held 33,825,935 Rhodia shares and voting rights representing 5.39% of the capital and voting rights of the Company. As this threshold crossing occurred in connection with the trading activities of Morgan Stanley & Co. International Limited, it does not appear directly in the table above describing the distribution of Rhodia's capital.


There are no double voting rights.

To Rhodia's knowledge, pledged shares listed on the Company's share register represent less than 1% of the share capital.

To Rhodia's knowledge, Sanofi-Aventis currently owns 96,110,182 shares giving it 31,379,108 votes.

Sanofi-Aventis did not notify Rhodia of their shareholding in Rhodia, as was required of them under French law (which requires, among others, notification of any shareholding in excess of 5% and 10%) following the transfer of their shareholding from Aventis to Sanofi-Aventis on December 31, 2004. As a consequence, the officers overseeing

Rhodia's Combined General Shareholders' Meeting of June 23, 2005 were obliged to order the automatic suspension of Sanofi-Aventis' voting rights for that portion of their shareholding which should have been declared (between 5% and 15.3%, or 64,731,074 votes).

Sanofi-Aventis contests this suspension of voting rights and has filed a lawsuit with the Nanterre Commercial Court to obtain a ruling recognizing that Sanofi-Aventis was not required, based on the regulations in effect, to make the notification described above and that, as a consequence, Sanofi-Aventis should in the future be free to exercise all the voting rights attached to the Rhodia shares it holds. Rhodia and its counsel believe that the arguments raised by Sanofi-Aventis in its filing are not sufficient to challenge the basis for the suspension of voting rights decided by the officers overseeing the meeting of June 23, 2005 or to allow Sanofi-Aventis or a third party to call into question the validity of the resolutions adopted at the Combined General Shareholders' Meeting on June 23, 2004. Sanofi-Aventis has, in this respect, confirmed to Rhodia that, as stated in its complaint to the Nanterre Business Court, in the event of a decision in its favor in this case, it does not have any intention to contest the validity of the resolutions adopted by the Combined General Shareholders' Meeting of June 23, 2005.

In application of Article 33 Section V of French Law N(degree). 2005-842 of July 26, 2005 "for confidence and modernization of the economy", which provides for a special arrangement for any shareholder holding shares in nominative form who did not give notice of the crossing of a shareholding threshold between June 27 and December 11, 2004 to declare their total number of shares and voting rights within a period of three months, Sanofi-Aventis sent Rhodia and the AMF on October 5, 2005 a declaration of the number of shares and voting rights it holds. The lawsuit filed by Sanofi-Aventis in the Nanterre Commercial Court in relation to the cancellation of voting rights attached to Rhodia shares held by Sanofi-Aventis is still pending, as the notification made by Sanofi-Aventis does not automatically settle the question in dispute.

To Rhodia's knowledge, CALYON currently owns 17,751,610 Rhodia shares with 8,965,459 voting rights.

The officers overseeing the Combined General Shareholders' Meeting on June 23, 2005 were obliged to find that CALYON had not declared that it had crossed the legal threshold of 5% on April 30, 2004 at the time of the partial asset transfer to it of the investment and financing bank activity by Credit Lyonnais. Therefore, in application of the provisions of Article L.233-14 of the French Business Code, the officers overseeing the meeting declared that the Rhodia shares held by CALYON were automatically stripped of their voting rights for that portion of their shareholding which should have been declared, i.e., 8,965,459 shares, representing 1.43% of the current share capital.

To Rhodia's knowledge, the percentage of the capital and voting rights held by the members of Rhodia's Board of Directors and Executive Committee is not significant.

To Rhodia's knowledge, no shareholders other than those mentioned in the table above directly or indirectly hold more than 5% of Rhodia's capital or voting rights.

6.8.6  Dividends paid by Rhodia SA

The dividends paid by Rhodia for the last five fiscal years are presented on page 173 of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005 under number D. 05-0271.

During the Combined General Meeting of June 23, 2005, no dividend payment was proposed for fiscal year 2004.

6.9    The Company's financial instruments market

                                       Closing price                    Trading volumes (daily average)
                         -----------------------------------------------------------------------------------------------
                             High (in (euro))     Low (in (euro))          In shares       In capital (in (euro))
------------------------------------------------------------------------------------------------------------------------
January-04............           3.85                  3.14                  1,537,636            5,271,164
February-04...........           3.88                  3.35                  1,523,652            5,486,672
March-04..............           3.44                  2.18                  2,998,812            8,129,389
April-04..............           2.41                  1.18                 21,632,023           34,524,709
May-04................           1.31                  1.06                 11,433,372           13,213,711
June-04...............           1.13                  1.01                  4,492,867            4,809,410
July-04...............           1.16                  1.05                  5,647,986            6,184,545
August-04.............           1.14                  0.92                  4,004,268            4,146,237
September-04..........           1.12                  0.98                  4,670,941            4,832,300
October-04............           1.46                  1.27                 13,702,132           18,908,942
November-04...........           1.74                  1.4                   7,860,604           12,559,102
December-04...........           1.8                   1.57                  4,359,813            7,409,787
January-05............           1.84                  1.65                  5,221,991            9,101,185
February-05...........           1.92                  1.74                  5,118,839            9,382,831
March-05..............           1.9                   1.49                  8,634,865           14,629,928
April-05..............           1.57                  1.3                   8,627,047           12,427,055
May-05................           1.36                  1.23                  7,267,567            9,464,354
June-05...............           1.56                  1.34                  5,802,170            8,368,312
July-05...............           1.66                  1.45                  4,871,375            7,409,130
August-05.............           1.8                   1.54                  7,769,670           12,938,190
September-05..........           1.7                   1.55                  9,670,880           14,330,485
October-05............           1.87                  1.61                 18,325,544           32,506,080
------------------------------------------------------------------------------------------------------------

6.10   Pledges, guarantees and security interests

The assets held by Rhodia which are the object of pledges, guarantees and security interests are described in the registration document filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271, on pages 139 and 145 concerning pledged investments, on pages 85 and 86 concerning security interests granted in the context of Rhodia's refinancing and on page 123 (note 25 to the consolidated financial statements) concerning financial guarantees provided to non-consolidated entities.



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

6.11   Litigation

This section updates the "Legal Risks" section on pages 29 and following of the update to the registration document filed with the Autorite des marches financiers on May 19, 2005, under number D. 05-0271-A01. The litigation information presented in this section should be read together with the other litigation information in the above update that remains current and unmodified.

In the ordinary course of its business, Rhodia is involved in a certain number of judicial arbitration and administrative proceedings. Provisions for the charges that could result from these procedures are not made until Rhodia estimates that they are probable and their amount can be reasonably estimated. The amount of provisions made is based on an assessment by Rhodia of the level of risk on a case-by-case basis and depends on the assessment by Rhodia of the basis for the claims, the stage of the proceedings and the arguments in defense of Rhodia.

6.11.1 AMF Administrative Procedures and Corporate Litigation

     o With respect to the proceedings undertaken by the French securities market regulatory authority (AMF) and the lawsuits on financial reporting and business matters with the shareholders described in Rhodia's Form 20-F, there are no significant developments to report since the filing of Rhodia's Form 20-F on May 5, 2005. Only procedural developments have taken place in the commercial shareholder litigations that are before the Commercial Court of Paris, such as the request by all of the defendants for a stay of proceedings due to the existence of a criminal complaint filed by the same plaintiffs and the filing of a motion to dismiss for lack of jurisdiction by certain defendants.

     o In the context of the criminal proceedings referred to in Rhodia's form 20-F, Rhodia was officially notified of the criminal investigation against an unspecified defendant conducted by Judges Pons and d'Huy during the search carried out at its headquarters on June 27, 2005.

     o Since April 7, 2005, various claims made by Rhodia shareholders have been filed - some of which are ERISA(6) claims made by company employee shareholders - based on claims for, among other things, breach of fiduciary duty - against Rhodia as well as against some of its board members and managers, in federal court in the Southern District of New York and the District of New Jersey. The U.S. judicial panel on multidistrict litigation decided on October 21, 2005 to combine these claims into a single case under the jurisdiction of the Southern District of New York. If Rhodia's procedural motion is successful, the ERISA claims should also be decided by the same court, but in parallel due to their specific nature. Generally, the plaintiffs are accusing the defendants of breaching

----------------------

6) These are lawsuits in relation to the American retirement plan in which some American employee shareholders are claiming that Rhodia did not invest the assets in the 401(k) retirement plan it administers on their behalf in an appropriate and sufficiently prudent manner.



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

          certain provisions of the Securities Exchange Act of 1934 and regulations of the SEC, particularly in relation to releasing financial information, between April 26, 2001 and March 24, 2005. The certification procedures should begin shortly and may lead to a consolidated class action suit, which may benefit some groups of shareholder plaintiffs. Currently, these proceedings are only at a preliminary phase, which will not necessarily be successful. In any case, as soon as it is procedurally possible, Rhodia intends to contest both the merits of the claims and the jurisdiction of the court.

6.11.2 Commercial Litigation

Rhodia/Innophos Litigation

In Mexico, the amount of the approximately (euro)100 million claim made by the Mexican National Water Commission (in relation to water use at the Coatzacoalcos site in the period between 1998 and 2002), was reduced following a request by Rhodia for administrative review and decided in a ruling issued on August 29, 2005, with the stipulation that the Mexican National Water Commission reserves its right to reformulate these claims if it finds that necessary. The total amount of the revised claim is approximately (euro)16.5 million. Rhodia believes there are still solid arguments in its defense and Rhodia therefore filed a motion with the court on November 3, 2005 to have the claim dismissed in the Mexican Federal Administrative Court.

In the United States, the lawsuit filed against Rhodia in the New York courts was decided on June 13, 2005 in favor of Innophos. Rhodia filed an appeal against this decision on June 16, 2005. By way of background, this lawsuit was brought in the context of the claim made by the Mexican National Water Commission and is aimed at determining the scope of Rhodia's contractual obligations under the representations and warranties which Rhodia made in August 2004 when it sold its Coatzacoalcos site to Innophos.

Adisseo Arbitration

During the course of the arbitration proceedings initiated in 2004 by Adisseo before the A.F.A. (French Arbitration Association), Rhodia PPMC, which succeeded Rhodia Eco-Services Sulfurique in the handling of this arbitration, learned on the day before the hearing of the arbitration on August 30, 2005 that Adisseo's insurers wished to make an intervention in this proceeding. This intervention by the insurers is supposedly motivated by the payment made to Adisseo with no advance consultation with Rhodia PPMC in a total amount of (euro)12,097,602, therefore indemnifying Adisseo for operating losses it claims it suffered. Adisseo has alleged operating losses for a total amount of (euro)26,962,983. On November 4, 2005, it was decided in this arbitration that Adisseo's insurers could intervene in the proceeding. Rhodia intends to present the same arguments against Adisseo's insurers as those made directly against Adisseo since 2004, namely the absence of legitimacy and grounds for the above indemnification. More generally, Rhodia PPMC is contesting all of Adisseo's allegations in this arbitration.



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Rhodianyl/KoSa France Holding Arbitration

KoSa France Holding SARL (new partner of Rhodianyl in the Butachimie joint venture) filed a counter arbitration proceeding on October 1, 2004 (ICC). At the same time, an initial arbitration proceeding (ICC) was in progress between Rhodianyl SNC and DuPont de Nemours (France) SAS (its former partner in the Butachimie Joint Venture), in order to counter balance the expected ruling in the Rhodianyl/DuPont de Nemours (France) SAS case. In the initial arbitration proceeding, Rhodianyl was asking the Court of Arbitration to recognize the non-existence of any geographical limitations and/or material in relation to the sale, marketing, export or use of the ADN produced by Butachimie. This case was decided in favor of Rhodianyl in the final ruling on June 13, 2005 (final ruling, which cannot be appealed). Under these circumstances, Rhodia believes that the main claims (principally based on the opposite claims as those made by Rhodianyl and identical to those of DuPont France in its initial arbitration) made by KoSa France Holding in the second arbitration proceeding - for the amount of approximately (euro)37 million or alternatively and as a subsidiary argument for (euro)147 million - are without merit and do not appear to be admissible by the Court of arbitration.

U.N. Oil for Food Program

Rhodia, through two of its subsidiaries, Rhodia Silicones and Rhodia Middle East Jordan, has been named in a report by the United Nations' Independent Inquiry Committee into the U.N. Oil for Food Program in Iraq. The report identifies alleged illicit payments made with respect to oil surcharges and humanitarian goods in contracts with Iraq totaling approximately $1.7 million. Rhodia is currently conducting an internal investigation in respect of this matter. At this stage, Rhodia's management has no knowledge of any illicit payments on the part of any of its employees.

6.12   Articles of incorporation and bylaws

Rhodia's bylaws may be consulted at its web site (www.rhodia.com).

The special provisions of Rhodia's bylaws are presented on pages 165 and following of the registration document (annual report) filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271.

6.13   Parent-subsidiary relations

The parent-subsidiary relations are presented on page 139 of the document de reference filed in the form of an annual report with the Autorite de marches financiers on March 24, 2005 under number D. 05-271.

In addition, it is clarified that the services Rhodia renders to its subsidiaries by a "platform" of services such as Rhodia Services may be classified into two types: (i) the services rendered by "Corporate" (in an amount of (euro)72 million in 2004 and an estimated amount of (euro)82 million in 2005) and billed worldwide to the Group's entities according to the direct cost method after separately billing "stewardship" expenses (defined according to the recommendations of the OECD) to Rhodia S.A., and (ii) the shared services billed



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          to the operating entities of the Group pro rata to their consumption of the various support functions (representing a billed amount of (euro)110 million in 2004 and an estimated amount of (euro)114 million in 2005). In these two cases, the bills are established according to a resale price method, including if applicable the costs of setting up productivity plans by function.




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--------------------------------------------------------------------------------
7.       RISK FACTORS
--------------------------------------------------------------------------------

This section updates the "Risk Factors" section on pages 29 and following of the registration document filed with the Autorite des marches financiers on March 24, 2005, under number D. 05-0271. The risk factors contained in this section should be read along with the other risk factors in the registration document mentioned above that remain current and unmodified.

These risks or additional risks not currently known to Rhodia or that Rhodia currently believes immaterial could have a material adverse affect on Rhodia's business, financial condition, results of operations, financial outlook or share price.

The information provided below reflects certain assumptions and forecasts that are inherently uncertain and may prove inaccurate, primarily as concerns the future course of exchange rates and interest rates and Rhodia's exposure to such risks.

7.1    Risks Relating to Rhodia's Business Activities

CURRENCY AND INTEREST RATE FLUCTUATIONS MAY HAVE A MATERIAL IMPACT ON OUR FINANCIAL RESULTS.

A considerable portion of our assets, liabilities, sales, revenues, expenses and earnings is denominated in currencies other than the euro, principally in U.S. dollars, Brazilian reals and, to a lesser extent, British pounds, while our financial statements and a significant portion of our production and other costs are denominated in euros. Fluctuations in the values of these currencies with respect to the euro have had and will continue to have a significant impact on our financial condition and operating results.

The proportion of our operating expenses generated in the euro zone exceeds the proportion of our sales generated in that zone. As a result, our operating results are structurally exposed to fluctuations of our other principal trading currencies compared to the euro. This structural imbalance has benefited our operating results in periods of relative weakness of the euro, making our exports to non-euro based markets, particularly U.S. dollar-based markets, more competitive, and has had a significant negative impact in the recent past as the euro has strengthened considerably. During this period, price competition from manufacturers having their production costs denominated principally in currencies other than the euro has increased significantly, in both non-euro and euro-based markets. We seek to offset this exposure through a variety of means, including entering into medium-term sourcing arrangements denominated in these other currencies and, longer term, by locating production facilities in the same currency zones as our sales. Our ability to relocate production facilities is limited, however, by a number of factors, including capital costs of establishing new facilities and restructuring costs of closing facilities in the euro zone. The negative effect of the appreciation of the euro is partially offset by the decreased cost in euros of the U.S. dollar-based portion of our raw material and energy purchasing requirements.



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

In addition to this competitive effect, currency fluctuations also have a direct accounting effect on our results. We estimate that in 2004 this accounting effect resulted in a decrease in our consolidated sales-products of approximately 7.8% and an increase in our loss from operations of approximately 11.9%. In the first six months of 2005, the decrease in the value of the euro relative to other currencies, particularly the U.S. dollar, had a positive conversion impact of 0.1% on our sales-products and reduced our loss from operation by (euro)1.6 million; however, any subsequent increase in the value of the euro could have a negative conversion impact on our sales-products. Currency fluctuations can also have a significant impact on our balance sheet, particularly shareholders' equity, when we translate the financial statements of our subsidiaries located outside of the euro zone into euros. For example, in 2004 the strengthening of the euro resulted in a very limited reduction in shareholders' equity of (euro)(11) million while in the first six months of 2005, the decrease in the value of the euro resulted in an increase in shareholders' equity of (euro)101 million.

Our policy is to limit our exposure to short-term fluctuations in exchange rates by calculating on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions and using financial instruments to reduce such exposure. The main instruments we have used in the past are over-the-counter forward exchange contracts with maturities of generally less than one year. Our hedging strategies may change in response to changes in prevailing currency exchange rates.

We are also exposed to interest rate risk. As of June 30, 2005, our gross financial debt amounted to (euro)3,071 million. Fluctuations in interest rates have affected our interest expense on existing debt and the cost of new financing. We use swaps to manage this risk, but our financial condition and results of operations may nevertheless be materially adversely affected by sustained increases in interest rates.

[For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see "Item 11. Quantitative and Qualitative Disclosure About Market Risk" in our Form 20-F.]

SUSTAINED HIGH RAW MATERIALS PRICES INCREASE OUR PRODUCTION COSTS AND COST OF GOODS SOLD, AND THE TIME IT TAKES TO PASS ON INCREASES IN SUCH COSTS TO OUR CUSTOMERS MAY REDUCE OUR OPERATING INCOME IN THE SHORT TERM.

A significant portion of our raw materials costs is linked, directly or indirectly, to the price of crude oil and benzene, an oil derivative. We are therefore exposed to any volatility in the price of oil that may result from any instability in oil-producing regions and/or any volatility in the demand for oil. We are also exposed to volatility in the price of our other principal raw materials, including natural gas. Our ability to pass on increases in overall levels of raw materials prices through an increase in sale prices is limited by the intense competition in our industry. As a result, we have experienced negative pressure on margins during certain periods. During the first six months of 2005, the high cost of raw materials, in particular petrochemical commodities prices, had a negative impact of approximately (euro)174 million on our income
(loss) from operations. We were able to offset part of this negative impact with price increases of (euro)188 million.



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WE ARE SUBJECT TO CONTINUALLY EVOLVING ENVIRONMENTAL AND HEALTH AND SAFETY LAWS
AND REGULATIONS AT THE NATIONAL AND INTERNATIONAL LEVEL. THESE LAWS AND REGULATIONS EXPOSE US TO THE RISK OF COSTS, LIABILITIES AND CLAIMS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. IN ADDITION, THE SECTOR IN WHICH WE OPERATE EXPOSES US TO SIGNIFICANT POTENTIAL LIABILITY WITH RESPECT TO THE ENVIRONMENT.

We are subject to a broad range of extensive and evolving strict environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. They relate to, among other things, air emissions, waste water discharges, the use and handling of or exposure to hazardous materials, waste disposal practices, and clean-up of environmental contamination. Compliance with health and safety and environmental laws and regulations has resulted in ongoing costs for us.

Changes in these laws and regulations could restrict our ability to modify or expand our facilities or continue production or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. A failure to comply with any such law or regulation could result in the issuance of material fines and criminal penalties or the imposition of other sanctions. For example, in April 2004 one of our subsidiaries agreed to a U.S.$18 million fine and five years' probation in connection with a hazardous waste storage and treatment violation at a closed Silver Bow, Montana, U.S. facility formerly operated by Rhone-Poulenc. We could also incur significant expenses in the event that new laws, regulations, governmental policies or local authorities were to require, in particular, that hazardous materials and waste, including radioactive materials, currently stored on-site in France, be disposed of at off-site locations.

We could also remain liable for contamination at some of our former sites, including some sites that have been divested, where we may retain environmental liability. Many of our current, former and discontinued manufacturing sites and manufacturing sites we have sold have an extended history of industrial use. As is typical for such sites, soil and groundwater contamination has occurred in the past at some sites or neighboring sites and might occur or be discovered at other sites in the future. We are continuing to investigate, remediate and monitor soil and groundwater contamination at or from certain of these sites.

In addition, we have been and may in the future be liable under various laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"), to contribute to the costs to clean up third-party facilities to which we have sent waste for disposal. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility may be held jointly and severally liable for the remediation of such properties, regardless of fault.

We continue to make provisions on an annual basis in order to ensure our compliance with applicable rules and regulations. We are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental and health and



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

safety matters. Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. As of June 30, 2005, our accrued reserve for probable future remediation expenses amounted to (euro)234 million. For a discussion of possible environmental liabilities for which provisions have not been made because there is no "probable or reasonably estimable loss", see Note 15 to the semi-annual financial statements in section 4.3.

Based on information presently available, our accrued reserve for probable future remediation expenses, and the amount of indemnities that we have received or expect to receive, and our obligations with respect to currently applicable rules and regulations and our liability for clean-up at certain sites, we do not expect that our compliance costs will have a significant negative effect on our operations, revenue or financial condition.

However, environmental and health and safety matters cannot be predicted with certainty, and the amounts we have set aside may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities. The changes in the implementation of European Directive n(degree) 2000/60/EC of October 23, 2000 establishing a framework for community action in the field of water policy could also require us to incur significant additional costs.

In France, the implementation of two decrees that have been published recently may result in significant additional costs for us. Decree n(degree) 2005-1130 dated September 7, 2005 regarding technological risk prevention plans ("TRPP") mainly relies on urbanization monitoring measures concerning the most hazardous sites. The responsibility for the costs generated by such measures remains yet to be clarified. A TRPP should be implemented before July 31, 2008 for approximately ten of the sites that we or one of our subsidiaries operate in France. Additionally, Decree n(degree) 2005-1170 dated September 13, 2005 provides for new methods to determine the necessary remediation in case and at the time of the closure of a site. Such provisions may impose, in some cases, remediation measures allowing a use of the site other than industrial use, which may require substantial additional remediation costs.

Moreover, our industrial activities in most of the regions in which we operate are subject to obtaining permits, licenses, other authorizations or declarations. Chemical substances that appear on at least one of the following lists can usually be registered and exported without undergoing additional tests outside their country of origin: the European Inventory of Known Chemical Substances; the Toxic Substances Control Act; the U.S. Inventory of Chemical Substances; the Canadian Domestic Substance List; and the Handbook of Existing New Chemical Substances in Japan. However, certain administrative barriers may still exist. We work in close collaboration with the relevant authorities in the countries mentioned above in order to commercialize new products and chemical substances. The implementation of the future European regulation concerning the Registration, Evaluation and Authorization of Chemicals (REACH), a draft form of which was adopted by the European Commission on October 29, 2003, and which was




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

the subject of a first reading by the European Parliament in November 2005, could cause us to incur significant additional costs. Because we do not know when and in what form this potential new regulation may eventually be implemented, or the allocation of related costs among industry participants, we are not able to accurately assess what the compliance cost may be or when such costs may be incurred.

We operate several "Seveso" installations as defined under the European Union's "Seveso" Directive 96/82/EC of December 9, 1996, or similar installations outside of Europe, where hazardous substances such as chlorine and phosgene are present, and which can generate major risks to the health and safety of neighboring populations and to the environment. As such, we are subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us, located in our facilities or transported on our behalf), property damage or damage to natural resources.

In addition, we currently own or operate plants previously owned successively by Stauffer Chemicals and Rhone-Poulenc where asbestos was used as insulation in pipes, boilers and furnaces, but not in the manufacturing of products. As a consequence, we have received a limited number of claims relating to alleged asbestos exposure. Two of our sites in France have been registered on an official list prepared by French authorities as industrial sites that previously manufactured asbestos-containing materials, which give workers the right to claim early retirement and could give workers other rights. We cannot exclude the possibility that other sites may be included in the future. While it is not possible to determine the ultimate outcome of all claims that may be brought against us, we believe that our future risk related to asbestos exposure is limited based on available information and our experience with these claims.

Some of our European sites are also subject to mandatory greenhouse gas reduction measures, in particular in France, Italy and the United Kingdom pursuant to Directive n(degree) 2003/87/EC of October 13, 2003 which anticipates the implementation of the Kyoto Protocol and establishes a scheme for greenhouse gas emission allowance trading within the community. We cannot anticipate what our obligations will be after January 1, 2008, when the applicable regulations are modified, and we may have to make significant investments in order to comply with our new obligations.

We are actively seeking to obtain tradable credits under the Clean Development Mechanism as established by the Kyoto Protocol (CDM certificates). While we expect that these will be beneficial to our company, the CDM process is new and is subject to risks, some of which may not yet be known.

We have applied for CDM certificates for two greenhouse gas emission reduction projects on our Paulina, Brazil and Onsan, South Korea sites. These projects have already received the approval of the Brazilian and South Korean governments. Obtaining such certificates is dependent on receiving UNFCCC's approval (United Nations Framework Convention on Climate Change), which is the organization which regulates the Clean Development Mechanism. It is also dependent upon achieving and maintaining greenhouse gas emissions reductions at certain of our facilities. While we expect to obtain CDM certificates, no assurance can be given that our negotiations will be successful, that the approvals required will be granted or that the required emissions reductions will be achieved and maintained. Furthermore, because the entire process is new and there is very little experience in its application, it may be subject to risks that are not yet known.

The CDM certificates that we are seeking to obtain are expected to be tradable and to have value. Markets have been formed for the trading of such certificates. However, no assurance can be given as to the liquidity and price levels on such markets. These markets have been and will continue to be affected by significant uncertainties regarding the levels of supply of, and demand for, CDM certificates.

FAILURE TO SUCCESSFULLY IMPLEMENT OUR COST-REDUCTION MEASURES MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

In October 2003, we announced the implementation of two significant new cost-reduction plans. Our objective with respect to these two plans, as well as with respect to the plan that was in place at the date of announcement, is to generate annual gross cost savings of (euro)323 million by 2006. We estimate the costs of implementing these two plans at (euro)325 million over the 2004-2006 period. A significant portion of these costs remains to be spent in 2005 and 2006. These anticipated implementation costs and cost savings are based on our estimates, however, and actual costs and/or savings may vary significantly. In addition, our cost-reduction measures are based on current conditions and do not take into account any future cost increases that could result from changes in our industry or operations, including new business developments, wage and price increases or other factors. Restructuring, closures, layoffs and general strikes in France may harm our labor relations and public relations and have led and could lead to further work stoppages and/or demonstrations. These events would adversely affect our operations and results. Our failure to successfully implement these planned cost-reduction measures, or the possibility that these efforts may not generate the level of cost savings we expect going forward or may result in higher than expected costs, could negatively affect our financial results as well as our ongoing operations.

WE ARE AN INTERNATIONAL GROUP OF COMPANIES AND ARE EXPOSED TO GENERAL ECONOMIC, POLITICAL AND REGULATORY CONDITIONS AND RISKS IN THE COUNTRIES IN WHICH WE HAVE SIGNIFICANT OPERATIONS.

We operate in the global market and have customers in many countries. We currently operate facilities in Europe, North America, Latin America and the Asia/Pacific region, including China, where we are targeting expansion of our operations as a strategic priority. Many of our principal customers and suppliers are similarly global in scope. Consequently, our business and financial results are affected directly and indirectly by world economic, political and regulatory conditions.

Conditions such as the uncertainties associated with war, terrorist activities, political instability, catastrophic weather conditions or the outbreak of major health risks in any of the countries in which we operate could affect us by causing delays or losses in the



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supply or delivery of raw materials and products and an inability to obtain insurance coverage, as well as increased security costs, insurance premiums and other expenses.

Our international operations expose us to a multitude of local commercial risks, and our overall success greatly depends on our ability to adapt to changes in economic, social and political conditions. We may not succeed in developing and implementing policies and strategies that are effective in each location where we do business. Moreover, changes in laws or regulations, such as changes in regulatory requirements (including with respect to taxation, tariffs and trade barriers, intellectual property regimes and import/export licensing requirements, among others) as well as varying tax regimes which could adversely affect our results or cash flows, including regulations relating to transfer pricing and withholding taxes on remittances and other payments by our subsidiaries and joint ventures, could increase the cost of doing business in these regions. Any of these conditions may have an adverse effect on our financial condition or results of operations. In addition, a number of companies in the chemicals industry have come under scrutiny by U.S. and E.U. regulators in connection with potentially anti-competitive practices. While we are unaware of any investigations concerning Rhodia S.A., we are aware that a number of chemical companies have been subject to both criminal and civil claims involving a variety of products. Although we believe that we are in compliance with rules and regulations in respect of anti-competitive practices, regulatory focus on the industry increases the potential that we may become involved in an investigation. We cannot assure you that we will not become subject to government investigations or third-party claims or that, in such a case, our compliance programs in respect of competition laws will have been adequate or that we will not be required to pay fines or damages.

THE CYCLICALITY IN THE VARIOUS INDUSTRIES WE SERVE MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND FINANCIAL CONDITION.

Our results are affected by cyclicality in various industries we serve, either directly or indirectly, including the consumer, automotive, electronics, construction and textile industries. Cyclicality is especially pronounced in base chemicals markets, which have become increasingly commoditized. Our results of operations and financial position have in the past been affected adversely, for example, by slow growth in the textile industries, reduced demand in the automotive industry and by declining demand in a number of other industries. The cyclical nature of pricing and investment in the specialty chemicals business is likely to continue, and we will continue to experience periods of overcapacity, declining prices and lower profit margins. In addition, external factors beyond our control, such as general economic conditions, competitors' actions, international events and circumstances and governmental regulation in France, the United States, China and other jurisdictions, can cause volatility in raw material prices and product demand, as well as fluctuations in our prices, volumes and margins.

WE ARE SUBJECT TO INTENSE COMPETITION.

We face significant competition in each of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, principally product differentiation and innovation, product quality and quality of logistics, including



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distribution capability. In addition, in some market segments, our products are subject to intense price competition due to factors such as overcapacity, competition from low-cost producers and consolidation among our customers and competitors. Increased price competition may also occur in certain product areas due to consolidation and globalization among our customers and competitors as industry segments mature. New products or technologies developed by competitors also may have a material adverse impact on our competitive position.

SEVERAL OF OUR BUSINESSES FACE RISKS THROUGH OPERATION AS JOINT VENTURES IN WHICH WE SHARE CONTROL BUT DO NOT OWN A CONTROLLING INTEREST, WHICH ARE ALSO LARGE CUSTOMERS AND/OR SUPPLIERS OF OUR PRODUCTS.

We face risks relating to joint ventures in which we share control but do not own a controlling interest and certain of which are also large customers and/or suppliers of our products. [We have included a list of the joint venture entities included within the scope of our consolidation in Note 33 to our French GAAP annual financial statements and have provided a discussion of the businesses of the joint ventures we believe to be material in "Item 4. Information About Rhodia" in our Form 20-F.]

Under the governing or financing documents or agreements for certain of these entities, certain key matters such as new financing, capital expenditures, approval of business plans and decisions as to timing and amount of distributions of dividends require the agreement of our partners. There is a risk of disagreement or deadlock among shareholders of joint controlled entities and that decisions contrary to our interests will be made. In addition, our investments in joint ventures, both in general and as a result of our arrangements with our joint venture partners, may expose us to requirements for additional investment or to additional capital expenditure or financing requirements or to obligations to buy or sell holdings. Moreover, we source certain materials and sell products to certain of our joint ventures. These factors could affect our ability to pursue our strategies with respect to our joint ventures or have a material adverse effect on our results of operations or financial condition.

For example, Nylstar, our joint venture with the Italian company SNIA, has experienced significant financial difficulties in recent years, leading us to record significant losses ((euro)82 million in 2003, including (euro)27 million relating to accelerated asset depreciation recorded by Nylstar, and (euro)64 million in 2004, including a (euro)32 million write-off of our investment in Nylstar) from our share in Nylstar's equity. Nylstar is a significant customer of our Polyamide enterprise. As a result of significant losses experienced over the past three years and the significant restructuring program launched in 2003, Nylstar was required to renegotiate its loan arrangements on December 3, 2004 in order to ensure its continuation as a going concern. Although Nylstar reached agreement with its lenders, no assurance can be given that it will not continue to generate losses, will not be required to further restructure its debt or will continue to operate as a going concern. In accordance with our undertaking as a major shareholder, we, together with SNIA, converted a total of (euro)88 million in loans to a capital contribution, of which we contributed (euro)44 million, or 50%, in accordance with our shareholding. We have announced our intention to exit our investment in the European textile industry. In this



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context, an exceptional depreciation of (euro)32 million was recorded in 2004 with respect to our holdings in Nylstar. In April 2005, we, together with SNIA, signed a letter of intent with RadiciGroup to establish an alliance between Nylstar and RadiciGroup's RadiciFibres in the textile fibers area, allowing for the viability of the Nylstar business going forward and our exit from the European textile industry. On November 8, 2005, we and SNIA announced that we entered into a new letter of intent with RadiciGroup in order to sell our equity position in our joint venture, Nylstar. No assurance can be provided that a final agreement will be reached. The new joint venture will be mostly owned by RadiciGroup.

THE RESULTS OF CERTAIN OF OUR BUSINESSES ARE SIGNIFICANTLY DEPENDENT ON LONG-TERM CONTRACTUAL ARRANGEMENTS WITH CUSTOMERS AND/OR SUPPLIERS.

The results of certain of our business activities depend on long-term or renewable contracts. These include our Eco Services, which serves the requirements of a significant number of North American refineries for sulfuric acid regeneration, and our Rhodia Pharma Solutions enterprise, which offers its customers an integrated approach. Furthermore, we seek to procure certain requirements for key raw materials pursuant to medium- or long-term contracts. See section 4.1.4, "Operating Expenses--Cost of Sales" [and the following items in our Form 20-F: "Item 4. Information About Rhodia--Raw Materials," and "Item
5. Operating and Financial Review and Prospects".]

In certain cases, these contractual relationships may be with a relatively limited number of customers. Although most of our major customer relationships are typically the result of multiple contractual arrangements of varying terms, in any given year certain of these contracts come up for renewal. We cannot guarantee that we will be able to renew these contracts on acceptable terms, which could adversely affect our results of operations or financial condition. In addition, from time to time we enter into toll manufacturing agreements or other arrangements to produce minimum quantities of product for a certain number of years. If we experience delays in delivering product, we may be subject to indemnities, which could be significant. For example, in connection with the divestiture of an intermediate business, we entered into agreements to provide minimum amounts of certain intermediates. Due to start-up problems and reliability issues relating to a production plant, we have been unable to satisfy these requirements and, accordingly, paid contractual indemnities of
(euro)36 million in 2002, (euro)24 million in 2003, (euro)28 million in 2004 and
(euro)5 million during the first six months of 2005. The affected plant has recently restarted operations with greater difficulty than expected. Additional costs and indemnities related to these reliability issues will be due to the extent these issues are continuing.

WE ARE DEPENDENT ON NEW PRODUCTS AND PROCESSES.

Our operating results depend to a significant extent on our ability to continue to introduce new products and applications and to continue to develop our production processes to be a competitive producer. We believe that many of our businesses are technological leaders in their principal markets. We are committed to remaining a technological leader and a competitive producer and
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products under development is strong. However, we may not be able to develop new products and applications successfully or bring them to market in a timely manner.

SALES OF OUR PRODUCTS AND SERVICES TO THE PHARMACEUTICAL INDUSTRY DEPEND ON OUR CLIENTS' ABILITY TO OBTAIN AND MAINTAIN REGULATORY APPROVAL FOR PARTICULAR PHARMACEUTICAL PRODUCTS.

We sell certain of our products and services to the pharmaceutical industry, which must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of pharmaceutical products, including notably the U.S. Food and Drug Administration (the "FDA") in the United States and the European Medicines Evaluation Agency (the "EMEA") in the European Union. Although we do not ourselves apply for product authorizations from these regulatory authorities, the sale of some of our products and services depends on our clients' ability to obtain and maintain authorization to market or manufacture a particular pharmaceutical product. In our principal markets (the European Union and the United States), the process of obtaining authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our clients' ability to obtain marketing authorization for a product or to successfully market or continue to market a product once approved, such as was the case with the COX2 family of products. In recent years, the FDA authorization process has slowed considerably. FDA approval for certain planned product launches by customers of our Rhodia Pharma Solutions business has been delayed, which has caused sales by the business to significantly under-perform expectations. In addition, delays in FDA approval are affecting the pharmaceutical ingredients market as a whole, contributing to overcapacity in the industry. Our clients' failure to obtain or maintain product authorizations could adversely affect the sales of our products and services to the pharmaceutical industry.

WE HAVE LIABILITIES WITH RESPECT TO OUR RETIREMENT AND RELATED BENEFITS THAT ARE NOT FULLY FINANCED.

We have obligations to our employees relating to retirement and other end-of-contract indemnities in the majority of the countries where we operate. Further to the IFRS transition, the Company recognized all actuarial gains or losses against equity as of January 1, 2004.

In France, retirement indemnities and related benefits arise pursuant to labor agreements, internal conventions and applicable local legal requirements. These obligations are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2004, we had projected benefit obligations of (euro)666 million with respect to our French retirement indemnities.

In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in 2002, the market value of pension plan assets for certain of our non-French pension plans fell below required levels with respect to their related accumulated benefit



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obligation. Applicable laws and regulations would have allowed us to spread contributions to cover the shortfall over three to five years. However, we chose to cover a significant part of the shortfall by making an exceptional cash contribution of (euro)145 million to U.S. and U.K. pension plans in 2002. We cannot assure you that we will not be required to make similar cash contributions in the future. Any such payments could have an adverse effect on our financial condition and liquidity. With respect to our foreign plans, as of December 31, 2004, we had projected benefit obligations of (euro)1,428 million and plan assets of (euro)1,074 million.

Our projected benefit obligations are based on certain actuarial assumptions that vary from country to country, including discount rates, long-term rates of return on invested plan assets and rates of increase in compensation levels. If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, or if we were to modify our assumptions, our pension, retirement and other post-employment costs would be higher or lower. In such case, our cash flows could be unfavorably affected from the funding of these obligations.

OUR BUSINESS IS SUBJECT TO MANY OPERATIONAL RISKS FOR WHICH WE MAY NOT BE ADEQUATELY INSURED.

Our plants and facilities store and/or use significant quantities of potentially hazardous materials and other items, which can be dangerous if mishandled. Any damage related to our facilities or injury to employees may negatively affect our operations and may result in a decrease in revenues and additional costs to replace or repair and insure our assets, which could negatively affect our operating results and financial condition. We self-insure a large part of the risk and we have third-party insurance for losses above the amounts of (euro)20 million per loss and (euro)40 million in the aggregate per year. [For more information, see "Item 4: Information about Rhodia--Risk Management and Insurance" in our Form 20-F.] We cannot assure you that we will not incur losses beyond the limits of, or outside the coverage of, our insurance policies. From time to time, various types of insurance for companies in the chemical industry have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot assure you that in the future we will be able to maintain existing coverage or that premiums will not increase substantially. [See "Item 4. Information About Rhodia--Risk Management and Insurance" in our Form 20-F.]

WE HAVE ADOPTED NEW ACCOUNTING STANDARDS IN 2005 THAT HAVE AFFECTED OUR CONSOLIDATED FINANCIAL STATEMENTS, -NOTABLY BY REDUCING OUR SHAREHOLDERS' EQUITY, AND MAY AFFECT THE METHODS USED BY THE FINANCIAL COMMUNITY TO EVALUATE OUR PERFORMANCE AND THE VALUE OF OUR STOCK. FURTHERMORE, CHANGES IN THE RULES AND INTERPRETATION OF IFRS MAY RESULT IN CHANGES TO THE IFRS FIGURES INCLUDED IN OR INCORPORATED BY REFERENCE INTO THIS DOCUMENT.

Prior to 2005, we prepared our financial statements in accordance with French GAAP and prepared a reconciliation to U.S. GAAP of shareholders' equity and net income. In June 2002, the Council of Ministers of the European Union approved a new regulation proposed by the European Commission requiring all E.U.-listed
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to apply IFRS in preparing their consolidated financial statements no later than
2005. The new standards require presentation of comparable annual statements for the prior year, which means that the date of transition to IFRS was effectively January 1, 2004.

In accordance with the recommendation of the CESR and the rules of the AMF, our semi-annual financial statements and our IFRS annual financial statements have been prepared in accordance with IFRS but are presented in accordance with the rules of presentation and information applicable in France (CNC (Conseil national de la comptabilite - French National Institute of Accountants) recommendation 99-R01). Consequently, the notes to these financial statements do not contain all of the information that would otherwise be required to be presented under IFRS.

Any changes in standards and interpretations and their adoption by the European Union during the second half of 2005 could entail a change to our semi-annual financial Statements and our IFRS annual financial statements when we publish our December 31, 2005 and June 30, 2006 financial statements.

[For a description of the principal effects on our financial statements of our adoption of IFRS, see the information contained in the Form 6-K submitted to the SEC on August 4, 2005 and "Item 5. Operating and Financial Review and Prospects--Principal Impacts of the First-time Adoption of IFRS" in our Form 20-F.]

Because our financial statements prepared in accordance with IFRS differ from our financial statements prepared in accordance with French GAAP, the methods used by the financial community to assess our financial performance and value our publicly traded securities, such as price-to-earnings ratios and debt-to-equity ratios, could be affected.

7.2    Risks Relating to Rhodia's Indebtedness

OUR SUBSTANTIAL LEVEL OF INDEBTEDNESS COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO FULFILL OUR OBLIGATIONS UNDER OUR DEBT AGREEMENTS, OUR ABILITY TO REACT TO CHANGES IN OUR BUSINESS AND OUR ABILITY TO INCUR ADDITIONAL DEBT TO FUND FUTURE NEEDS.

We have a substantial amount of debt. As of June 30, 2005, we had gross financial debt (long-term debt plus short-term borrowings and current portion of long-term debt) of (euro)3,071 million. For details on our gross financial debt as of June 30, 2005, please refer to section 4.1.12 of this update.

Our substantial debt has had important consequences in the past and may continue to do so in the future. These consequences include:

          o requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other purposes;

          o increasing our vulnerability to adverse economic and industry conditions;



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          o    limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

          o placing us at a competitive disadvantage compared to our competitors that have relatively less debt; and

          o limiting our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other purposes.

IN THE NEAR TERM, WE DO NOT EXPECT TO GENERATE POSITIVE NET CASH FROM OPERATING ACTIVITIES SUFFICIENT TO MEET OUR LIQUIDITY NEEDS. OUR ABILITY TO REFINANCE DEBT MATURING IN THE MEDIUM TERM DEPENDS ON OUR ABILITY TO GENERATE CASH AND SECURE NEW SOURCES OF FINANCING.

Our ability to repay our indebtedness, to fund our operations and make necessary capital expenditures depends on our ability to generate cash. In light of our historic negative cash flow, continuing high raw material costs and the cash impact of our restructuring programs, we do not expect to generate positive cash flow from our industrial and commercial operations before 2007. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could be required to raise additional debt or equity capital, refinance all or part of our existing debt or sell additional assets.

If we are unable to meet the repayment obligations or to finance our other cash requirements, we may need to refinance all or part of our debt before maturity or seek to raise additional capital, or divest other assets. We cannot give assurances that we will be capable of repaying our debt or refinancing it at maturity. Our ability to meet our financial obligations and finance our capital expenditures and operating activities depends on meeting our business plan. Our ability to do so will be affected by factors we do not control.

Moreover, our ability to comply with our financial covenants will depend on our operating performance and level of indebtedness, as well as on events beyond our control such as changes in raw material costs, exchange rates and interest rates.

We cannot guarantee that we will be able to comply with these financial covenants. The breach of a financial covenant could lead to the declaration of an event of default and/or acceleration of repayment under certain of our financing agreements. In such event, we cannot assure you that our assets would be sufficient to repay all of our obligations in full.

OUR DETERIORATED FINANCIAL CONDITION HAS AFFECTED OUR ABILITY TO ACCESS SHORT-TERM FUNDING. OUR ACCESS TO SUCH MARKETS MAY NOT RETURN TO ITS FORMER LEVEL, WHICH WOULD NEGATIVELY AFFECT OUR LIQUIDITY.

For example, the monthly or quarterly divestment of some of our uncollected trade and other receivables is another important source of our financial liquidity. Trade receivables



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are among our most liquid assets and selling them reduces the availability of such assets to our creditors. Our access to this source of financing has recently been reduced, mostly as a result of lower volumes of receivables available for financing and to a lesser extent due to more strict requirements (such as eligibility criteria, over-collateralization requirements, repayment timing and facility sizes) imposed by the relevant financial institutions as a result of our financial condition. As a result, the amount of cash generated by sales of trade and other receivables decreased to (euro)260 million at June 30, 2005 from (euro)334 million at December 31, 2004, from total sales of (euro)378 million and (euro)466 million, respectively, essentially due to the sale of certain of our businesses.

Reduced availability of the securitization market would require us to obtain capital from other sources, and the terms of such financing may not be as favorable as that available under such programs.

RESTRICTIONS IMPOSED BY OUR CREDIT FACILITIES AND OUR OTHER OUTSTANDING INDEBTEDNESS MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS AND TO FINANCE OUR FUTURE OPERATIONS OR CAPITAL NEEDS OR TO ENGAGE IN OTHER BUSINESS ACTIVITIES.

Our Multicurrency Revolving Credit and Guaranty Facility (which replaced our Refinancing Facilities Agreement) and our other outstanding indebtedness, in particular, the indentures governing our existing high-yield notes, contain various covenants that limit, among other things, our ability and the ability of our subsidiaries to:

          o    borrow money;

          o    pay dividends on, redeem or repurchase our share capital;

          o    make certain investments;

          o    create or suffer to exist certain liens;

          o    enter into sale and leaseback transactions;

          o    engage in certain transactions with affiliates;

          o    expand into unrelated businesses; and

          o consolidate, merge or sell all or substantially all of our or their assets.

In addition, our Multicurrency Revolving Credit and Guaranty Facility contains financial covenants and cross-default provisions and most of our existing finance agreements contain cross-acceleration clauses, pursuant to which a payment default, payment acceleration or failure to respect a financial covenant could in some cases cause a default on or acceleration of all or a significant portion of our debt.

These restrictions could limit our ability to borrow funds and reduce our operating flexibility, as well as our ability to respond to industrial opportunities if economic



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slowdowns occur, compared with competitors who are not subject to the same constraints.

CHANGES IN RESPECT OF OUR PUBLIC DEBT RATINGS MAY MATERIALLY AND ADVERSELY AFFECT THE AVAILABILITY, COST AND TERMS AND CONDITIONS OF OUR DEBT AND ASSET-BASED FINANCINGS.

Certain of our outstanding debt instruments are publicly rated by Moody's Investors Service and Standard & Poor's, independent rating agencies. These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset-based financing. These public debt ratings also affect the cost to us (including through certain step-up clauses) and terms and conditions of debt and asset-based financings. Moody's Investors Service has attributed a rating of B3 to Rhodia's Senior Unsecured Notes and a rating of Caa1 (with a negative outlook) to Rhodia's Senior Subordinated Notes. Standard & Poor's has attributed a rating of B to our long-term and short-term debt and a rating of CCC+ (with a stable outlook) to our senior and subordinated unsecured debt. Future rating downgrades, should they occur, would have a slight impact due to step-up provisions of interest and costs in our securitization programs and would likely affect the availability of and/or cost of our future financings.

We cannot guarantee that we will be successful in carrying out measures that strengthen or maintain our credit profile, nor can we guarantee that the rating agencies will regard the measures we do carry out as sufficient. In addition, factors that are not within our control, including factors relating to our industry or specific countries or regions in which we operate, may affect the rating agencies' assessment of our credit profile. As a result, we cannot guarantee that the assessment of our public debt ratings will not be further downgraded by the rating agencies.

WE ARE INVOLVED IN LITIGATION.

We are involved in litigation arising in the normal course of our business, involving primarily product liability claims, environmental claims, claims by the buyers of businesses previously sold by us and civil liability compensation claims related to chemical products sold in the marketplace. We are also involved in U.S. securities law claims. For additional information regarding our current litigation, please read section 6.11 "Litigation" herein [in conjunction with "Item 8. Financial Information Legal Proceedings" in our Form 20-F] and Notes 16 and 19 to our semi-annual financial statements included in section 4.3 of this update.

FRENCH INSOLVENCY LAWS DIFFER FROM U.S. AND OTHER INSOLVENCY LAWS.

Rhodia is incorporated in France and, consequently, any insolvency proceeding involving Rhodia would proceed under the laws of France. In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors. A law dated July 26, 2005 reforming the French insolvency proceedings has been adopted by the French Parliament (Loi n(degree) 2005-845 du 26 juillet 2005 de sauvegarde des entreprises). This law will only come into effect on January 1, 2006. The description of French insolvency legislation below is based on currently applicable law



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and therefore does not reflect any change resulting from the adoption of such reform. Change in law may increase uncertainty with respect to bankruptcy proceedings in France, at least in the short term.

Pursuant to article 1244-1 of the French Civil Code (Code civil), French courts may order the deferral or otherwise reschedule over a maximum period of two years the payment obligations of the debtor. In addition, pursuant to article 1244-1, French courts may order that any such deferred or rescheduled amounts bear interest at a lower rate than the contractual rate (yet not lower than the minimum statutory rate) and/or that payments be first allocated to the repayment of principal rather than interest. A court order rendered under article 1244-1 of the French Civil Code in respect of one or more creditors will automatically stay any pending enforcement proceedings initiated by such creditors against the debtor and any contractual penalties for late payment will not accrue or be due during the period ordered by the court.

A company may, provided it is able to pay its debts as they fall due, petition for the voluntary judicial amicable settlement of debts proceedings (reglement amiable) in respect of itself if it experiences legal, economic or financial difficulties or cannot obtain financing suited to its needs and possibilities. Upon specific petition by the company, the court may appoint a conciliator (conciliateur) to facilitate an agreement between the debtor and its creditors.

In the context of voluntary judicial amicable settlement of debts proceedings (reglement amiable) which may last up to four months, French courts have the power (a) for the duration of the proceedings, to prohibit a company from paying any prior debts and its creditors from pursuing any legal proceedings against it to (i) obtain the payment of such debts, (ii) terminate an agreement with the company for failure to pay a monetary amount or (iii) seize or attach any of its assets and (b) to defer or otherwise reschedule the company's payment obligations over a maximum period of two years, pursuant to article 1244-1 of the French Civil Code.

French bankruptcy proceedings may be initiated against a company in France if the company:

     a) fails to perform its financial obligations pursuant to a voluntary judicial amicable settlement of its debts (reglement amiable);

     b) has undertaken to purchase the business of another bankrupt company, after a period during which it leases such business, and fails to do so; or

     c)   cannot pay its due debts out of its available assets.

The proceedings may be initiated against the company by the relevant court:

          o in the event of (a) above, upon petition by the public prosecutor, the company or a creditor party to the voluntary judicial amicable settlement;



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          o    in the event of (b) above, on the court's own initiative or upon petition by the public prosecutor or the individual appointed by the court in particular to oversee the performance of the sale (commissaire a l'execution du plan) of the business of the bankrupt company; and

          o in the event of (c) above, on the court's own initiative or upon petition by the company, any creditor or the public prosecutor.

The Company is required to petition for bankruptcy within 15 days of becoming unable to pay its due debts out of its available assets. If it does not, directors and, as the case may be, de facto managers are subject to civil liability.

The court order commencing bankruptcy proceedings (jugement d'ouverture) may order either the reorganization of the company or its liquidation. In the event of reorganization, an administrator appointed by the court investigates the business of the company during an initial observation period and makes proposals for its reorganization, sale or liquidation. At any time during this observation period, the court can order the liquidation of the company.

The date when the debtor becomes unable to pay its due debts, the date of suspension of payments (date de cessation des paiements), is deemed to be the date of the court order commencing bankruptcy proceedings. However, in this or a subsequent order, the court may set the date of suspension of payments at an earlier date of up to 18 months prior to the court order commencing bankruptcy proceedings. The date of suspension of payments is important because it marks the beginning of the suspect period (periode suspecte). Certain transactions entered into by the debtor during the suspect period are, by law, void or voidable.

Void transactions include transactions or payments entered into during the suspect period that constitute voluntary preferences for the benefit of some creditors to the detriment of other creditors. These include transfers of assets for no consideration, contracts under which the reciprocal obligations of the debtor significantly exceed those of the other party, payments of debts not due at the time of payment, payments made in a manner which is not commonly used in the ordinary course of business, security granted for debts previously incurred and provisional measures, unless the right of attachment or seizure predates the date of suspension of payments.

Voidable transactions include transactions or payments made when due after the date of suspension of payments, if the party dealing with the debtor knew of the suspension of payments. Transactions relating to the transfer of assets for no consideration are also voidable when realized during the six-month period prior to the beginning of the suspect period.

As a general rule, creditors domiciled in France whose debts arose prior to the commencement of bankruptcy proceedings must file a claim with the creditors' representative within two months of the publication of the court order in the Official Bulletin of Civil and Commercial Announcements (Bulletin officiel des
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et commerciales); this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims during the relevant period are barred from receiving distributions made in connection with the bankruptcy proceedings and their unasserted claims are extinguished. Employees are not subject to such limitations and are preferential creditors under French law.

From the date of the court order commencing the bankruptcy proceedings, the debtor is prohibited from paying debts outstanding prior to this date, subject to specified exceptions which essentially cover the set-off of related debts and payments, authorized by the bankruptcy judge, made to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors may not pursue any individual legal action against the debtor with respect to any claim arising prior to the court order commencing the bankruptcy proceedings if the objective of such legal action is:

          o to obtain an order for or payment of a sum of money by the debtor to the creditor (however, the creditor may require that a court determine the amount due);

          o to terminate or cancel a contract for non-payment of amounts owed by the creditor; or

          o to enforce the creditor's rights against any assets of the debtor.

Contractual provisions such as those contained in indentures that would accelerate the payment of the debtor's obligations upon the opening of certain bankruptcy proceedings are not enforceable under French law.

The administrator may terminate or continue executory contracts provided that the debtor fully performs its post-petition contractual obligations.

If the court orders a judicial reorganization, it can set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent and it can reschedule the payment of debts owed by the debtor.

French bankruptcy law assigns priority to the payment of certain preferential creditors, including employees, the bankruptcy court, officials appointed by the bankruptcy court as required by the regulations relating to bankruptcy proceedings, post-petition creditors, certain secured creditors essentially in the event of liquidation and the French Treasury.

7.3    Risks Related to the Shares and to the ADSs

SANOFI-AVENTIS, OUR LARGEST SHAREHOLDER, CURRENTLY OWNS MORE THAN 15% OF OUR OUTSTANDING SHARE CAPITAL, AND AN ANNOUNCEMENT OF A DISPOSAL BY SANOFI-AVENTIS COULD COME AT ANY TIME.

Sanofi-Aventis (the successor to Aventis), our largest shareholder, currently owns approximately 15.3% of our outstanding share capital and any divestiture of its stake



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could adversely affect the market price of our shares. In the merger transaction that created Aventis, Aventis had undertaken to the European Commission and the U.S. Federal Trade Commission to fully divest its stake in us by April 22, 2004. On January 30, 2004, the European Commission agreed to replace a commitment obliging Aventis to sell its 15.3% stake in our company, as previously required, with a commitment to divest Aventis' 49% stake in Wacker-Chemical over several years and according to a confidential time schedule. In parallel, the U.S. Federal Trade Commission extended its separate deadline for Aventis' disposal of its stake in our company by one additional year, until April 22, 2005. On December 16, 2004, as a result of a change resulting from the sale by one of Aventis' historical shareholders (Kuwait Petroleum Company) of its holding in Celanese AG, Aventis filed a demand with the U.S. Federal Trade Commission to set aside the order requiring it to divest its stake in our company. On April
13, 2005, the Federal Trade Commission set aside the obligations of Sanofi-Aventis to divest its Rhodia shares. The voting rights related to a portion of the shares held by Sanofi-Aventis are in dispute. Please refer to section 6.8.5, "Distribution of the capital and voting rights".

THE PRICE OF OUR ADSS WILL BE AFFECTED BY FLUCTUATIONS IN THE U.S. DOLLAR/EURO EXCHANGE RATE.

The ADSs trade in U.S. dollars. Because the principal trading market for the shares underlying the ADSs is the Eurolist market of Euronext Paris, where the shares trade in euros, the value of the ADSs will likely fluctuate as the U.S. dollar/euro exchange rate fluctuates. If the value of the euro decreases against the U.S. dollar, the price at which our ADSs trade will decrease.

YOU MAY NOT BE ABLE TO EXERCISE PREFERENTIAL SUBSCRIPTION RIGHTS FOR SHARES UNDERLYING YOUR ADSS.

Under French law, shareholders have preferential subscription rights ("droits preferentiels de souscription") to subscribe for cash for issuances of new shares or other securities giving rights, directly or indirectly, to acquire additional shares on a pro rata basis. Shareholders may waive their preferential subscription rights specifically in respect of any offering, either individually or collectively, at an extraordinary general meeting. Preferential subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the Eurolist market of Euronext Paris. U.S. holders of ADSs may not be able to exercise preferential subscription rights for the shares underlying their ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements thereunder is available. If preferential subscription rights cannot be exercised by an ADS holder, Citibank, N.A., as depositary, will, if possible, sell such holder's preferential subscription rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights cannot be sold, the depositary may allow such rights to lapse. In either case, ADS holders' interest in us will be diluted and, if the depositary allows rights to lapse, holders of ADSs will not realize any value from the granting of preferential subscription rights.

HOLDERS OF ADSS MAY BE SUBJECT TO ADDITIONAL RISKS RELATED TO HOLDING ADSS RATHER THAN SHARES.

Because holders of ADSs do not hold their shares directly, they are subject to the following additional risks:

          o In the event of a dividend or other distribution, if exchange rates fluctuate during any period of time when the depositary cannot convert a foreign currency into dollars, the ADS holder may lose some or all of the value of the distribution. There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any such transactions can be completed within a specified time period.

          o In order to vote at shareholders' meetings, ADS holders who are not registered on the books of the depositary are required to transfer their ADSs for a certain number of days before a shareholders' meeting into a blocked account established for that purpose by the depositary. Any ADS transferred to this blocked account will not be available for transfer during that time. ADS holders who are registered on the books of the depositary must give instructions to the depositary not to transfer their ADSs during this period before the shareholders' meeting. ADS holders must therefore receive voting materials from the depositary sufficiently in advance in order to make these transfers or give these instructions. There can be no guarantee that ADS holders will receive voting materials in time to instruct the depositary to vote. It is possible that ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote at all.

          o ADS holders may not receive copies of all reports from us or the depositary. You may have to go to the depositary's offices to inspect any reports issued.

          o We and the depositary may amend or terminate the deposit agreement without ADS holders' consent in a manner that could prejudice ADS holders.


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

--------------------------------------------------------------------------------
8.       FINANCIAL OUTLOOK
--------------------------------------------------------------------------------

8.1      Assumptions related to the financial outlook

After two years of restructuring:

          o    its portfolio of businesses;

          o    its less profitable industrial businesses;

          o    its support functions;

and in the current context of exchange rates, raw material prices and energy prides, Rhodia confirms its target for recurring EBITDA(7) margin as a percentage of net sales(8) greater than 13%, positive net sales at the end of 2006 and a ratio of net debt(9) to recurring EBITDA less than or equal to 3.5.

This target is based upon anticipated profits before tax based on the following main assumptions:

Macroeconomic assumptions:

       -    a stable (euro)/$ exchange rate at approximately $1.2 for
            (euro)1;

       - economic environment similar to the current one, notably in terms of growth and inflation; and

       - maintenance of elevated raw material prices and energy prices in line with those currently observed.

Internal company assumptions:

a.     Scope of activities

       - scope of continuing activities in 2006 identical to that at the end of October 2005; and

       -    no significant divestitures in 2006.

----------------------

(7) Recurring EBITDA defined as income / (loss) from operations before restructuring expenses, other operating income and expenses and depreciation and amortization.

(8) Net sales corresponds to sales-products as presented in the income statement.

(9) Net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities).


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



b.     Operating activities

       - level of activity in line with the macroeconomic growth assumptions described above;

       - net reduction in fixed operating expenses resulting from the industrial cost reduction plan and support function costs reduction plan launched at the end of 2003 as well as the full impact of measures taken in 2005, in conformity with the targets indicated by Rhodia;

       - in the macroeconomic context described above, the absence of exceptional asset impairments;

       - the potential value of greenhouse gas emission credits related to the Korean and Brazilian projects currently submitted by Rhodia to the UN's Framework Convention on Climate Change (UNFCCC), the final authority for approving the projects and granting emission credits, has not been taken into account.

c.     Other assumptions:

       - stability of interest expense for financial debt estimated on the basis of financing sources currently in place;

       - absence of latent foreign exchange gain or loss on debt denominated in dollars and exceptional expenses related to refinancing transactions;

       - absence of significant increases to reserves for environmental risks; and

       - absence of increases to reserves for litigation, and no favorable outcome of Rhodia's claims against Sanofi-Aventis has been taken into account.

These objectives are made on the basis of IFRS as applied by Rhodia as of June 30, 2005 for its semi-annual financial statements.

Rhodia's ability to realize the three objectives set forth above is dependent upon assumptions and estimates that Rhodia believes are reasonable. Certain of these assumptions and estimates are, however, subject to factors beyond Rhodia's control and may change or need to be modified over time as a result of uncertainties, notably related to the general economic environment (such as those related to raw material prices and, in particular, the price of oil), the financial environment (such as currency exchange rates), the competitive environment (such as Rhodia's ability to pass through cost increases without losing market share) and strategy (such as a decision to sell an activity if an opportunity presents itself). If certain risks described in "Cautionary Note About Forward-Looking Statements," [Rhodia's Form 20-F,] the document de reference filed under number D. 05-0271 on March 24, 2005, the update filed on May 19, 2005 under number D. 05-0271-A01 and this update were to be realized, Rhodia's ability to achieve its objectives would be adversely affected. Finally, the realization of these objectives assumes the successful implementation of Rhodia's strategy, as described in this document. Rhodia can give no assurance that these objectives will be achieved, and Rhodia makes no undertaking to publish future updates or corrections of these objectives or any of the other factors set for the above.

8.2    [omitted]

--------------------------------------------------------------------------------
9.     RHODIA'S MEDIUM-TERM STRATEGY
--------------------------------------------------------------------------------

Rhodia has set the following medium-term objectives:

          o    Recurring EBITDA margin > 15%; and

          o    Ratio of net debt / recurring EBITDA < 2.2.

Rhodia divides the eight enterprises comprising the Group's reporting segments into three "clusters" indicated below. The enterprises included in each cluster share the common strategies described below:


-----------------------------------------------------------------------------------------------------------
Cluster                          Enterprises *               Strategy
-----------------------------------------------------------------------------------------------------------
Performance Materials            o        Polyamide          o        Strengthen its global leadership

                                 o        Acetow             o        Expand in Asia

                                                             o        Generate free cash flow
-----------------------------------------------------------------------------------------------------------
Functional Chemicals             o        Novecare           o        Grow through innovation

                                 o        Silcea             o        Take advantage of industry
                                                                      consolidation opportunities
-----------------------------------------------------------------------------------------------------------
Organics and Services            o        Eco Services       o        Generate free cash flow

                                 o        Organics

                                 o        Coatis
-----------------------------------------------------------------------------------------------------------

* Rhodia also includes its energy trading businesses in the Organics and Services cluster

The activities not included in these three clusters will be restructured or divested in the short- to medium-term.

As part of its strategy, Rhodia's goals for 2008 are as follows:

          o to reduce its fixed costs by (euro) 200 million compared to 2005 (without taking into account inflation for the period);

          o    to achieve a ratio of working capital over sales-products of 12%.

Over the medium-term, Rhodia intends:

          o to increase its sales-products realized in Asia and Brazil to one-third of total (compared to one-quarter in 2005); and

          o to increase the percentage of its sales-products derived from new products (less than five years old) in Performance Materials and Functional Chemicals to 25% (compared to 19% in 2005).

However, attaining these operational objectives will not ensure that Rhodia will meet its objectives for the medium-term: namely, increasing its recurring EBITDA margin to above 15% and decreasing its net debt/recurring EBITDA ratio to less than 2.2.

These objectives are based on the current vision of Rhodia's management. They are subject to known and unknown risks and uncertainties, such as the general economic climate and the ability of Rhodia to execute its strategy, which could result in significant differences in terms of results, profitability and expected developments. This strategy is subject to the various risk factors presented in the section "Risk analysis" beginning on page 29 of the Document de reference filed as an annual report with the Autorite des marches financiers on March 24, 2005 under the number D. 05-0271, [in Rhodia's Form 20-F] and in section 7 of this update. Please see also "Cautionary Note About Forward-Looking Statements."

--------------------------------------------------------------------------------
10.      [omitted]
--------------------------------------------------------------------------------

RECENT DEVELOPMENTS CONCERNING FRENCH CORPORATE LAW

         Since we filed our Form 20-F on May 5, 2005, certain aspects of French corporate law have been modified by the French Loi Breton (n(degree) 2005-842 of July 26, 2005). To reflect these modifications, the following section updates certain portions of "Item 6. Directors, Senior Management and Employees" and "Item 10. Additional Information--Annual Ordinary General Meeting--Requirements for Holdings Exceeding Certain Percentages". Furthermore, the following section also updates "Item 10. Additional Information--Annual Ordinary General Meetings--Quorum" in its entirety.

CERTAIN AGREEMENTS REGULATED BY FRENCH LAW

         French law strictly prohibits us from giving loans to our directors. Moreover, we may not provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to Chief Executive Officers ("directeurs generaux") and Designated Executive Officers having the authority to represent our company ("directeurs generaux delegues"), permanent representatives of companies on our Board of Directors, spouses and heirs of such persons and other intermediaries.

         French law requires the Chairman of our Board of Directors, our Chief Executive Officer, any Designated Executive Officers, any directors and any shareholders holding more than 10% of the voting rights (or in the case of a shareholder which is a company, the company controlling it), that are considering entering into an agreement or arrangement which is not prohibited as set forth above with the Company, either directly or indirectly, personally or through an intermediary, to inform our Board of Directors before the transaction is consummated. The Chairman of our Board of Directors will inform our auditors in turn. French law requires such an agreement to be authorized by the Board of Directors (unless such an agreement is a customary arm's-length transaction) and prohibits the director in question from voting on the issue. Any agreement entered into in violation of these requirements may be voided by the French Commercial Court at our request or the request of any of our shareholders, if such agreement has caused damage to our company. French law further requires such an agreement to be submitted to an ordinary general shareholders' meeting for approval once entered into, upon presentation of a special report from our statutory auditors.

         French law also requires that any provisions in an employment contract or any undertakings that we (or any company controlled by us or which controls us within the meaning of paragraphs II and III of Article L. 233-16 of the French Commercial Code) enter into with the Chairman of our Board, our Chief Executive Officer or any Designated Executive Officer, concerning remuneration, indemnities and/or benefits due or may be due as a result of the termination or expiration or a change of the individual's position (of Chairman, Chief Executive Officer or Designated Executive Officer) must be submitted to the same procedures described above.

GENERAL SHAREHOLDERS' MEETINGS-QUORUM

         Under French law, to fulfill the quorum requirement for:

               o    an ordinary shareholders' meeting; or

               o an extraordinary shareholders' meeting respecting a share capital increase by capitalization of reserves, profits or share premium,

shareholders holding at least 20% of the shares entitled to voting rights at such meeting must be present in person or vote by mail or by proxy or, if provided for by the by-laws, by videoconference or by any means of telecommunications allowing them to be identified. The quorum requirement is 25% of the shares entitled to voting rights for any other extraordinary shareholders' meeting.

         If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary shareholders' meeting is resumed for the sole purpose of approving a share capital increase by capitalization of reserves, profits or share premium. In the case of any other resumed extraordinary shareholders' meeting, to have a quorum, shareholders holding at least 20% of outstanding voting rights must be present in person or vote by mail or by proxy or, if provided for by the by-laws, by videoconference or by any means of telecommunications allowing them to be identified. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon.

CHANGES IN REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

         French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that directly or indirectly becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%,
90%, or 95% of the outstanding shares or voting rights of our company, or whose holdings fall below any of these thresholds, must notify us within five trading days of crossing the threshold of the number of shares and voting rights. The individual or entity also must notify the AMF within five trading days of crossing any of these thresholds. A shareholder who, when increasing its shareholdings, violates these notification requirements will lose the voting rights attached to the undeclared shares above the relevant threshold. The shareholder will not regain these voting rights until two years following the date that it notifies the AMF of having crossed this threshold. Also, a shareholder who does not comply with the notification requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of our Chairman, any of our shareholders or the AMF, or may be subject to criminal penalties and fines.

--------------------------------------------------------------------------------

RECONCILIATION TO U.S. GAAP AND NEW U.S. ACCOUNTING STANDARDS (UNAUDITED) - June 30, 2005

         As a result of the adoption of IFRS as its primary reporting standard, Rhodia became aware that its previous U.S. GAAP treatment for certain service revenues needs to be revised. Under French GAAP, Rhodia has historically not included in its net sales certain revenues from services, such as administrative services that it provides during a transition period after a divestiture, industrial services and raw materials and utilities purchasing services where it shares industrial facilities, and tolling operations. These services were recorded as a reduction of costs. No U.S. GAAP difference had historically been identified in the U.S. GAAP reconciliation.

         For 2004 Rhodia's previously reported U.S. GAAP total sales of
(euro)4,833 million will be revised to (euro)5,442 million. Of the increase,
(euro)464 million relates to "services and other revenues" and (euro)145 million relates to "sales-products". Rhodia's previously reported U.S. GAAP operating expenses of (euro)5,463 million will be revised to (euro)6,072 million. These revisions do not affect total reported U.S. GAAP operating income or net income. Rhodia has not yet determined the amount of the revisions for any year prior to 2004.

ACCOUNTING POLICIES

         Rhodia applies IFRS in the preparation of the consolidated financial statements. The main differences between IRFS and U.S. GAAP as well as new U.S. GAAP accounting standards in 2005 and 2006 that have or could have a material effect on Rhodia's consolidated financial statements are described below.

(a) Pension and retirement plans

Actuarial gains and losses

         Under U.S. GAAP, unrecognized actuarial gains and losses are amortized over the remaining service lives of active employees in the plans for the portion exceeding 10% of the projected benefit obligations according to the corridor method. Under IFRS, upon the first-time adoption of IFRS, Rhodia selected the option to recognize the accumulated net actuarial losses at January 1, 2004 of (euro)663 million, with a corresponding offset to shareholders' equity. Actuarial gains and losses incurred after January 1, 2004 are amortized over the remaining service lives of active employees in the plans and the estimated remaining life span of retirees of the plans for the portion exceeding 10% of the defined benefit obligations according to the corridor method.

Minimum liability adjustments

         U.S. GAAP requires the recognition of a liability for the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. Recognition of an additional minimum liability is also required to be recognized if an unfunded accumulated benefit obligation exists, and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability exceeds unrecognized prior service costs, an equal amount is recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service cost, then the excess is reported, as a component of other comprehensive income, net of tax. This minimum liability adjustment requirement does not exist under IFRS.

Curtailments

         U.S. GAAP requires that curtailment losses are to be recognized when it is probable that a curtailment will occur and that the effect of the curtailment is reasonably estimable. Curtailment gains are deferred until realized and are recognized in earnings, when the related employees terminate or when the plan suspension or amendment is adopted. Under IFRS, curtailment gains and losses are recognized when curtailments occur. Currently, there is no impact to Rhodia relating to the recognition of curtailments.

         Under U.S GAAP, the calculation of gains and losses on curtailments include unrecognized prior-service cost for which services are no longer expected to be rendered, and changes in the projected benefit obligation (net of any unrecognized gains or losses). Under IFRS, the calculation of gains and losses on curtailments include changes in the present value of the defined benefit obligation, any related changes in the fair value of the plan assets and any related actuarial gains and losses and past-service cost that had not previously been recognized.

Recognition of past service costs related to benefits that have been vested

         Under U.S. GAAP, these costs are amortized over the remaining service periods of active employees and the estimated life expectancies of retired employees. Under IFRS, these costs are immediately recognized.

Limitations on recognizing pension assets

         Under U.S. GAAP, there is no limitation on the amount of pension assets that can be recognized. Under IFRS, pension assets cannot be recognized in excess of the net total of unrecognized past service cost and actuarial losses plus the present value of benefits available from refunds, or reduction of future contributions to the plan. Currently, there is no impact to Rhodia relating to such difference.

(b) Goodwill and indefinite-lived intangible assets

         U.S. GAAP and IFRS both required the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. The carrying value of goodwill and indefinite-lived intangible assets at January 1, 2002 for U.S. GAAP and at January 1, 2004 for IFRS are no longer amortized.

         U.S. GAAP requires a two-step process in the event of an impairment of goodwill. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit, generally based on expected discounted cash flows, with its carrying value. The second step, which is only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the difference between the reporting unit's implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated by fair valuing the reporting unit's assets and liabilities and comparing the result with the fair value of the reporting unit. Under IFRS, the impairment of goodwill is tested along with tangible and other long-lived assets. An impairment loss is recognized if the carrying value of the cash-generating unit (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be derived from the cash-generating unit.

         Under U.S. GAAP, goodwill impairments tests are performed after tangible and other long-lived assets have been tested for impairment. If these tangible and other long-lived assets are impaired, then they are adjusted to fair value, generally based on expected discounted cash flows, which will impact the amount of goodwill impairment. Under IFRS, goodwill impairment is recognized initially until it is fully written-off before tangible and other long-lived assets are impaired.

(c) Capitalization of development costs

         Under U.S. GAAP, development expenses are expensed when incurred. Under IFRS, development expenses that meet specific criteria are capitalized in other intangible assets and are amortized over their estimated useful lives. Capitalized expenditures include personnel costs, material costs and services used that are directly assigned to the projects concerned.

(d) Tangible and other long-lived asset impairments

         U.S. GAAP and IFRS both require periodic tests of the impairment of tangible and other long-lived assets if there are any indications of impairment. Under U.S. GAAP, an impairment loss is recognized if the carrying value of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets) exceeds the undiscounted cash flows expected from the asset group. If this condition exists, then the amount of the impairment loss is determined by the difference between the carrying value of the asset group and its fair value, generally based on the discounted cash flows expected from the asset group. Under IFRS, an impairment loss is recognized if the carrying value of the cash-generating unit (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets) exceeds its recoverable amount, which is determined as the difference between its carrying value and the higher of its fair value or value in use, generally based on the discounted cash flows expected to be derived from the cash-generating unit.

         Under U.S. GAAP, the reversal of an impairment loss is not permitted; whereas under IFRS, under certain conditions, an impairment loss may be reversed up to the amount of the original impairment.

(e) Restructuring and environmental costs

         U.S. GAAP requires that costs associated with an exit or disposal activity should be recognized when the liability is incurred. Under IFRS, these costs are recognized upon Rhodia's commitment to an exit plan. Specifically as it relates to a termination of an operating lease, under U.S. GAAP, the liability is recorded upon the cease-use date; whereas for IFRS, the liability is recorded upon the commitment date.

         U.S. GAAP and IFRS both require the accrual of a loss contingency if it is probable that a liability has been incurred and that the amount of the loss can be reasonably estimated. Under U.S. GAAP, the accrual may not be discounted unless the timing of the cash flows is certain; whereas under IFRS, the accrual must be discounted based on expected cash flows.

         Under U.S. GAAP and IFRS, Rhodia may possibly recognize certain termination benefits in different accounting periods if Rhodia was to offer one-time termination benefits or voluntary termination benefits.

(f) Sale and leaseback transactions

         U.S. GAAP requires that gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease; whereas under IFRS, these gains are immediately recognized in net income.

(g) Environmental indemnification agreement

         Rhodia and Sanofi-Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities in connection with chemical sites transferred to Rhodia on January 1, 1998. Under U.S. GAAP, these indemnification payments from Sanofi-Aventis are accounted for as additional contributed capital and the related environmental expenses are expensed as incurred. Under IFRS, these indemnification payments are recorded as deferred credits and when assigned to environmental provisions are shown as a reduction of the related environmental expenses.

(h) Discontinued operations

         Under U.S. GAAP, a business that has been sold or is classified as held for sale that qualifies as a component of an entity, and for which the operations and cash flows of the component will be eliminated from the ongoing operations and there will not be any significant continuing involvement in the operations of the component, must be accounted for as a discontinued operation. The results of operations of the business, including income taxes and the gain/(loss) on the disposal but excluding expenses not sold to the purchaser, are reflected as discontinued operations. Prior periods presented are restated on a comparable basis. Under IFRS, in order for a component of an entity to be considered as a discontinued operation and receive the above accounting treatment, it must also represent a separate major line of business or geographical area of operations; however, under IFRS, there is no criteria to be met relating to continuing involvement.

(i) Variable interest entities/special purpose entities

         U.S. GAAP requires the consolidation of a variable interest entity in which (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (b) the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, and (iii) the right to receive the expected residual returns of the entity, and if Rhodia is the primary beneficiary. Primester, a 50%-owned cellulose acetate joint venture based in the U.S., is a variable interest entity; however, Rhodia is not required to consolidate Primester since Rhodia is not the primary beneficiary. Rhodia purchases its share of cellulose acetate flakes from Primester which is used by Rhodia entirely in downstream processing at its filter tow operations. Rhodia's purchases from Primester in 2004 were valued at (euro)62 million.

         Under U.S. GAAP, qualifying special-purpose entities used in connection with asset securitizations are excluded from the consolidation if they meet specific requirements. Under IFRS, special-purpose entities (SPEs) that Rhodia directly or indirectly controls are included in the consolidation. Control exists when: (a) the activities of the SPE are conducted on Rhodia's behalf, (b) Rhodia has the decision-making power to obtain the majority of the benefits of the SPE's activities or has set up an autopilot mechanism for the SPE, (c) Rhodia has rights to obtain the majority of the benefits of the SPE, or (d) Rhodia retains the majority of the residual or ownership risks related to the SPE or its assets. Since Rhodia retains the risks of recoverability Rhodia cannot derecognize these assets. This difference has no significant impact on net income or shareholders' equity; it impacts the presentation of Rhodia's consolidated balance sheet.

(j) Jointly controlled entities

         For U.S. GAAP, jointly controlled entities are accounted for under the equity method of accounting. For IFRS, jointly controlled entities are consolidated under the proportional method of consolidation. Even though this difference has no impact on net income or shareholders' equity, it impacts the presentation of Rhodia's consolidated income statement, balance sheet and cash flows.

(k) Share-based payment

         Under U.S. GAAP, Rhodia uses the intrinsic value method of measuring compensation expense for stock options based on the difference between the option exercise price and the market value of the shares at the grant date. Under IFRS, Rhodia recognizes the cost for all share-based awards (stock options or other share-based awards) granted after November 7, 2002 (measured at the award's grant-date fair value) for which the awards were not vested at January 1, 2004. The difference between these two methods is not significant to Rhodia.

(l) Cumulative translation adjustment

         For IFRS, upon the first-time adoption of the IFRS accounting standards, Rhodia selected the option to transfer to accumulated deficit the cumulative currency translation adjustments at January 1, 2004 of (euro)599 million. This adjustment had no effect on total shareholders' equity at January 1, 2004; however, in the event of a future disposal of a foreign entity, the gain or loss on the disposal will not include any currency translation adjustment prior to January 1, 2004 and the cumulative currency translation adjustment at January 1, 2004 on these disposals are adjusted directly to shareholders' equity.

(m) Net sales - products and services and other revenues

         As the result of adoption of IFRS as our primary reporting standard, we became aware that the previous U.S. GAAP treatment for certain service revenues needs to be revised. Under French GAAP, we have historically not included in our net sales certain revenues from services, such as administrative services that we provide during a transition period after a divestiture, industrial services and raw materials and utilities purchasing services where we share industrial facilities, and tolling operations. These services were recorded as a reduction of costs. No U.S. GAAP difference had historically been identified in the U.S. GAAP reconciliation.

         For 2004, our U.S. GAAP total sales previously reported of (euro)4,833 million will be revised to (euro)5,442 million, of which (euro)464 million of the increase relates to "services and other revenues" and (euro)145 million relates to "net sales-products". Our U.S. GAAP operating expenses previously reported of (euro)5,463 million will be revised to (euro)6,072 million. These revisions do not affect total reported U.S. GAAP net income.

(n) Recent accounting pronouncements

         In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 151, Inventory Costs, an amendment of ARB 43 No. 43, Chapter 4 (FAS 151). FAS 151 requires the exclusion of idle capacity and spoilage costs from the costs of inventories and that these costs should be expensed when incurred. FAS 151 also requires that the allocation of fixed production costs of conversion should be based on the normal capacity of the production facility. Rhodia is required to adopt the provisions of FAS 151 effective January 1, 2006.

         In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires that exchanges of productive assets should be accounted for at fair value, unless neither the asset received not the asset surrendered has a fair value that is determinable within reasonable limits or the transaction lacks commercial substance. Rhodia is required to adopt the provisions of FAS 153 effective January 1, 2006.

         In December 2004, the FASB issued FAS No. 123 (revised 2004), Share-based Payment (FAS 123R). FAS 123R requires that Rhodia recognize the cost (measured at the award's grant-date fair value) of share-based payments granted to employees as compensation expense over the vesting period with an offset to additional paid-in capital for all share-based grants made or modified after June 15, 2005 and for the unvested portion, at January 1, 2006, of outstanding share-based grants made prior to June 15, 2005. Rhodia will use the modified retrospective application method at January 1, 2006. We expect that the adoption of FAS 123R will not be significant to Rhodia.

         In May 2005, the FASB issued FAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS No. 3, which provides guidance on the accounting for and reporting of a change in accounting principle and error corrections. FAS No. 154 applies to all voluntary changes in accounting principles and requires retrospective application to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. In addition, FAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. Rhodia is required to adopt the provisions of FAS 154 effective January 1, 2006.

RECONCILIATION BETWEEN IFRS AND U.S. GAAP (UNAUDITED)
(a) Net loss:

         A reconciliation of net loss and loss per share between IFRS and U.S. GAAP for the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004 follows:

------------------------------------------------------------------------------------------------------------------------------------

                                                                                   Six Months         Six Months    Year Ended
                                                                                        Ended              Ended   December 31,
(in millions of euros)                                                         June 30,  2005      June 30, 2004       2004
------------------------------------------------------------------------------------------------------------------------------------
Net loss - IFRS                                                                        (270)               (36)          (632)

Minority interests                                                                         1                (1)            (9)

Net loss - IFRS - Group share                                                          (269)               (37)          (641)

Pension and retirement plan differences, including curtailments:

Impact of recording unrecognized actuarial losses at January 1, 2004 for
IFRS                                                                                    (17)               (20)           (36)

Curtailment gains and losses                                                             (3)                (4)           (42)

Goodwill and other intangible assets - differences in amortization,
impairments and the carrying values of businesses sold (1)                              (48)                (3)             30

Capitalization of development costs                                                        -                (3)            (8)

Tangible assets:

Components and spare parts depreciation                                                 (17)                (2)            (1)

Impairments (1)                                                                           40                  -           (31)

Environmental and other provisions - differences between discounted and
undiscounted provisions                                                                    5                  -           (82)

Exit and disposal activities - lease termination and other provisions                      -                  -             13

Sale/leaseback transaction (2)                                                             2               (24)           (24)

Environmental indemnification agreement                                                    -                (2)           (19)

(Gains)/losses on disposals of assets, including differences from
reclassifying cumulative translation adjustments                                           -                  2            (8)

Other                                                                                      4                  3              3

Income taxes                                                                             (1)                  4             81

Net loss - U.S. GAAP - Group share (3)                                                 (304)               (86)          (765)

Basic and diluted loss per share (U.S. GAAP) (in euro)                                (0.48)             (0.27)         (1.62)
------------------------------------------------------------------------------------------------------------------------------------

(1) For the six months ended June 30, 2005, Rhodia recorded a (euro)48 million higher goodwill impairment and a (euro)40 million lower tangible and other long-lived asset impairment for U.S. GAAP as compared with IFRS relating to the Chirex business. For the year ended December 31, 2004, Rhodia recorded a
(euro)45 million lower goodwill impairment and a (euro)40 million higher tangible and other long-lived asset impairment for U.S. GAAP as compared with IFRS relating to the Chirex business.
(2) Rhodia sold an administrative building that was leased back under an operating lease. The gain on sale of (euro)25 million is being amortized over the lease term for U.S. GAAP.
(3) Includes income/(loss) from discontinued operations of (euro)(5) million,
(euro)196 million and (euro)136 million, respectively, under U.S. GAAP for the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004.

         The weighted-average shares outstanding and the diluted weighted-average shares for the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004 were 627,582,158 shares, 314,776,294 shares and 471,607,727 shares, respectively. There is no dilution as there was a net loss for each period.

(b) Shareholders' equity:

         A reconciliation of shareholders' equity between IFRS and U.S. GAAP at June 30, 2005 and 2004, at December 31, 2004 and at January 1, 2004 follows:

------------------------------------------------------------------------------------------------------------------------------------

                                                                         June 30,       January 1,     June 30,    December 31,
(In millions of euros)                                                       2005             2004         2004            2004
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity - IFRS                                                (685)            (314)          110            (521)

Minority interests                                                          (26)             (27)         (29)             (25)

Shareholders' equity - IFRS - Group share                                  (711)            (341)           81            (546)

Pension and retirement plan differences, including curtailments:

Unrecognized actuarial losses recorded for IFRS                              624              663          662              618

Minimum liability adjustments recorded for U.S. GAAP (1)                   (542)            (499)        (512)            (523)

Curtailment gains and losses                                                (46)                -          (4)             (42)

Goodwill and other intangible assets - differences in
amortization, impairments and the carrying values of
businesses sold                                                             (23)              (5)         (10)               24

Capitalization of development costs                                         (23)             (15)         (18)             (23)

Tangible assets:

Components and spare parts depreciation                                        -               18           16               17

Impairments                                                                   10                2            2             (29)

Environmental and other provisions - differences between
discounted and undiscounted provisions                                      (95)              (8)          (8)             (90)

Exit and disposal activities - lease termination and other
provisions                                                                    17                -            -               13

Sale/leaseback transaction                                                  (22)                -         (24)             (24)

Environmental indemnification agreement                                        -             (13)           16                -

Other                                                                          9                8           13               13

Income taxes                                                                  16             (33)         (29)               14

Shareholders' equity - U.S. GAAP - Group share                             (786)            (223)          185            (578)
------------------------------------------------------------------------------------------------------------------------------------


(1) If the market value of the plans' assets at the measurement date of the pension obligation is less than the accumulated benefit obligation, a liability is recorded with a corresponding negative adjustment to shareholders' equity for the amount in excess of unrecognized prior service costs. For pension plans that are funded, the negative impact is reversed as soon as the market value of the plan's assets become greater than the accumulated benefit obligation, either through an increase in market value or an additional contribution.

(c) Comprehensive loss:

         Comprehensive income/(loss) includes all changes in shareholders' equity during a period except those resulting from investments by and distributions to shareholders. The following table presents comprehensive income/(loss) for the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Six Months          Six Months       Year Ended
                                                                                    Ended               Ended        December 31,
(in millions of euros)                                                         June 30, 2005        June 30, 2004        2004
------------------------------------------------------------------------------------------------------------------------------------
Net loss - U.S. GAAP - Group share                                                     (304)               (86)         (765)

Derivative instruments and other hedging activities                                        3                  -           (4)

Minimum pension liability adjustments                                                      -                  -          (60)

Translation adjustments                                                                   93                 14           (4)

Comprehensive loss - U.S. GAAP - Group share                                           (208)               (72)         (833)
------------------------------------------------------------------------------------------------------------------------------------

(d) Operating loss:

         A reconciliation of operating income/(loss) between IFRS and U.S. GAAP for the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004 follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                               Six Months        Six Months     Year Ended
                                                                                Ended             Ended         December 31,
(in millions of euros)                                                      June 30, 2005     June 30, 2004         2004
------------------------------------------------------------------------------------------------------------------------------------
Operating loss - IFRS                                                                (14)         (15)           (416)

Impact of recording unrecognized actuarial losses at January 1, 2004 for
IFRS                                                                                 (17)         (20)            (36)

Curtailment gains and losses                                                          (3)          (4)            (21)

Goodwill and other intangible assets - differences in amortization,
impairments and the carrying values of businesses sold                               (48)            -              43

Capitalization of development costs                                                     -          (3)             (8)

Operating (income)/loss of jointly controlled operations                              (6)          (5)            (12)

Tangible assets:

Components and spare parts depreciation                                              (17)          (2)             (1)

Impairments                                                                            40            -            (31)

Environmental and other provisions - differences between discounted and
undiscounted provisions                                                               (1)            -            (81)

Sale/leaseback transaction                                                              2         (24)            (24)

Environmental indemnification agreement                                                 -          (2)            (19)

(Gains)/losses on disposals of assets, including differences from
reclassifying cumulative translation adjustments                                        -           25             (1)

Loss on sales of receivables                                                          (2)          (8)            (17)

Other                                                                                 (2)            3             (6)

Operating loss - U.S. GAAP                                                           (68)         (55)           (630)
------------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: November 30, 2005                              RHODIA

                                       By:     /s/ JEAN-PIERRE LABROUE
                                               ---------------------------
                                       Name:   Jean-Pierre Labroue
                                       Title:  General Counsel